82.4776



saipem

Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it





10016404

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 231

San Donato M.se, October 1, 2010

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated August 6, 2010
- Saipem Press Release dated August 23, 2010
- Saipem Press Release dated Septembre 20, 2010
- Interim Consolidate Report as of June 30, 2010

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,



General Affairs Dept.
Company's Secretary Office Man.
Michele Nebbioli

10/5



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of August 2010, September 2010

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776





Saipem: Interim Consolidated Report as of June 30, 2010

San Donato Milanese, 6 August 2010 – Saipem wishes to announce that the Interim Consolidated Report as of June 30, 2010 is now available to the public at Saipem's and Borsa Italiana's offices, or can be downloaded from the company's website www.saipem.eni.it

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it



saipem

Press Release

San Donato Milanese (MI), 23 August, 2010 – Saipem announces that Mr. Jacques Yves Léost will leave the company and resign as a board director of Saipem S.p.A. to pursue new professional opportunities.

Mr Léost was appointed by Eni shareholder at the Shareholders' Meeting of 28th April 2008.

Saipem thanks Mr. Léost for his valuable professional contribution to its continued growth and for the important work he has done throughout his time with the company.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it





Saipem awarded new onshore contracts worth approximately $500 million

San Donato Milanese (Milan), 20 September 2010 – Saipem has been awarded new onshore contracts with a total value of approximately $500 million.

In Algeria, the Algerian oil company Sonatrach awarded Saipem the EPC contract for the LDHP project* within the framework of the LPG-LDHP initiative, at the Hassi Messaoud complex in central Algeria, 900km south east of Algiers.

The LDHP project encompasses the engineering, procurement and construction of an oil-gas separation plant and a gathering system made up of manifolds and pipelines for a total length of approximately 140 kilometres. The project will allow the Client to complete the original scope of the the LPG-LDHP initiative, which includes the LPG (Liquefied Petroleum Gas) processing facility that Saipem is currently building in Hassi Messaoud.

In Nigeria, Saipem has been awarded by the NNPC/Chevron Nigeria Limited Joint Venture, the EPC contract for the Olero Creek Restoration Project. The Olero Creek swamp area is located in the Delta State, about 200 kilometres northwest of Port Harcourt.

The flow stations system at Olero Creek consists of four barge-mounted processing modules to separate oil and gas from the well, separately deliver oil and gas and to re-inject water to the well. The scope of the contract is the refurbishment of two of the four stations: the NFS (North Flow Station) and the NWS (North Water Station). The project, scheduled to be completed in 19 months, will allow the Client to recover 40,000 barrels per day of production, previously lost due to the damage incurred to the flow barges system.

Finally, in Congo, Saipem has been awarded by the Port Autonome de Pointe Noire the EPC contract for the reconstruction and extension of the Pointe Noire Container Quay, encompassing the engineering, procurement and construction of an 800 metre long combi-wall quay, 15 metres draft, including backfill and main equipment (bollards, fenders, etc). The work will be completed in 34 months.

(*) The LDHP is part of the original "GPL ZCINA-Hassi Messaoud" contract N° ENC 08.1046Z signed on november 12th, 2008 between Sonatrach and Saipem S.A. /Saipem Contracting Algerie and entered into force on march 1st 2009.

The cost calculation related to LDHP was incorporated in the original bid although the final technical definition had to be agreed between the parties as work was progressing.

As of now, agreement on the final scope for LDHP has been reached and EPC activities are moving as planned.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

saipem


SEC MAIL
RECEIVED
PROCESSING
OCT 0 4 2010
WASH. D.C.
193
SECTION



Interim Consolidated Report as of June 30, 2010

MISSION

Pursuing the satisfaction of our clients in the energy industry, we tackle each challenge with safe, reliable and innovative solutions.
Our skilled and multi-local teams create sustainable growth for our company and the communities in which we operate

OUR CORE VALUES

Commitment to safety, integrity, openness, flexibility, integration, innovation, quality, competitiveness, teamwork, humility, internationalisation

The forward-looking statements contained in this document are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the Company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the Company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Countries in which Saipem operates

EUROPE
Austria, Belgium, Bulgaria, Croatia, Cyprus, Denmark, France, Germany, Italy, Luxembourg, Malta, Netherlands, Norway, Portugal, Principality of Monaco, Romania, Spain, Sweden, Switzerland, Turkey, United Kingdom

AMERICAS
Argentina, Bolivia, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad and Tobago, United States, Venezuela

CIS
Azerbaijan, Kazakhstan, Russia, Ukraine

AFRICA
Algeria, Angola, Cameroon, Congo, Egypt, Equatorial Guinea, Gabon, Ivory Coast, Libya, Morocco, Nigeria, Tunisia

MIDDLE EAST
Iraq, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen

FAR EAST AND OCEANIA
Australia, China, India, Indonesia, Japan, Malaysia, Pakistan, Papua New Guinea, Singapore, South Korea, Taiwan, Thailand, Vietnam

BOARD OF DIRECTORS AND STATUTORY AUDITORS OF SAIPEM SpA

BOARD OF DIRECTORS
Chairman
Marco Mangiagalli
Deputy Chairman and Chief Executive Officer
Pietro Franco Tali
Managing Director for Business Support and Transversal Activities (Deputy CEO)
Hugh James O'Donnell
Directors
Jacques Yves Léost
Luca Anderlini
Anna Maria Artoni
Pierantonio Nebuloni
Salvatore Sardo
Ian Wybrew-Bond

BOARD OF STATUTORY AUDITORS
Chairman
Fabio Venegoni

Statutory Auditor
Fabrizio Gardi
Adriano Propersi

Alternate Statutory Auditors
Giulio Gamba
Alberto De Nigro

INDEPENDENT AUDITORS

Reconta Ernst & Young SpA

Saipem is a subsidiary of Eni SpA

82.4776



saipem

Interim Consolidated Report as of June 30, 2010

Contents

Approved by the Board of Directors on July 27, 2010

Interim results

In the first half of 2010, the Saipem Group achieved record results.

Revenues reached a record level of €5,385 million (€5,158 million in the first half of 2009).
Operating profit reached a record level of €627 million (€582 million in the first half of 2009).
Net profit reached a record level of €380 million (€374 million in the first half of 2009).
Cash flow (net profit plus depreciation and amortisation) amounted to €617 million (€594 million in the first half of 2009).
The Offshore sector accounted for 40% of revenues and 47% of operating profits, the Onshore sector contributed 48% of revenues and 28% of operating profits, the Offshore Drilling sector 6% of revenues and 19% of operating profits and the Onshore Drilling sector generated 6% of revenues and 6% of operating profits.
Following the capital expended during the first half of 2010 and the distribution of dividends, partially offset by the cash flow for the period, net borrowings at June 30, 2010 stood at €3,313 million (€2,845 million at December 31, 2009).
Capital expenditure in the first half of 2010 amounted to €782 million (€880 million in the first half of 2009).
With regard to vessels under construction, investments relating to the new ultra-deepwater drillship, Saipem 12000, were completed during the period, while construction work on a new pipelayer vessel, called CastorOne, the new deepwater field development ship, Saipem FDS 2, and the new semi-submersible drilling rigs, Scarabeo 8 and Scarabeo 9, continued.
During the first six months of the year, the Group was awarded new contracts worth €7,059 million. As a result, the order backlog at June 30, 2010 amounted to a record €20,404 million.

Saipem Group structure


Saipem SpA
100.00%
Saipem International BV
100.00%
Snamprogetti Netherlands BV
1.00%
99.00%
Andromeda Consultoria Tecnica e Representações Ltda
100.00%
Sigurd Rück AG
100.00%
Saipem Holding France sas
100.00%
Sonsub International Pty Ltd
100.00%
Saipem Asia Sdn Bhd
31.45%
100.00%
Sonsub AS
68.55%
PT Saipem Indonesia
100.00%
Saipem Mediterran Usluge doo
60.00%
Saudi Arabian Saipem Ltd
95.00%
Snamprogetti Saudi Arabia Co Ltd Llc
5.00%
97.94%
Saipem Contracting (Nigeria) Ltd
100.00%
Petrex SA
Snamprogetti France sarl
100.00%
100.00%
Snamprogetti Ltd
Snamprogetti Romania Srl
99.00%
99.00%
Snamprogetti Lummus Gas Ltd
1.00%
100.00%
Snamprogetti Engineering BV
50.00%
Saipem Drilling Co Pvt Ltd
50.00%
100.00%
Global Petroprojects Services AG
100.00%
Saipem (Portugal) - Gestão de Participações SGPS SA
89.41%
Saipem (Nigeria) Ltd
41.94%
Saipem (Malaysia) Sdn Bhd
Saipem Perfurações e Construções Petrolíferas Unipessoal Lda
100.00%
100.00%
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda
100.00%
North Caspian Service Co Llp
99.00%
Saipem Ukraine Llc
1.00%
Saipem Luxembourg SA
100.00%
100.00%
Saipem (Portugal) Comércio Maritimo Sociedade Unipessoal Lda
100.00%
Moss Maritime AS
50.00%
Ersai Caspian Contractor Llc
Star Gulf Free Zone Co
80.00%
20.00%
100.00%
Katran-K Llc
100.00%
Snamprogetti Canada Inc
100.00%
Saipem UK Ltd
100.00%
ERS Equipment Rental & Services BV
0.02%
49.00%
Saipem Qatar Llc
99.98%
Saipem Services sa
100.00%
Saipem America Inc
99.92%
Saipem Misr for Petroleum Services (S.A.E.)
0.04%
0.04%
European Maritime Commerce BV
100.00%
100.00%
Saipem (Beijing) Technical Services Co Ltd
100.00%
Saipem Ltd


99.90%
Snamprogetti Chiyoda sas di Saipem SpA
100.00%
Saipem sa
100.00%
Saipem Discoverer Invest Sarl
100.00%
Saipem Maritime Asset Management Luxembourg Sarl
100.00%
Saipem Energy Services SpA
100.00%
Saipem do Brasil Serviçõs de Petroleo Ltda
100.00%
Servizi Energia Italia SpA
70.00%
Petromar Lda
100.00%
Saipem Singapore Pte Ltd
SAS Port de Tanger Unipersonelle
100.00%
99.99%
Boscongo sa
100.00%
Entreprise Nouvelle Marcellin sa
0.10%
Société de Construction d'Oleoducts Snc
99.90%
100.00%
BOS Investment Ltd
100.00%
Saimexicana SA de Cv
Sofresid sa
100.00%
100.00%
BOS-UIE Ltd
100.00%
Saipem Services México SA de Cv
99.99%
Sofresid Engineering sa
100.00%
Saipem India Project Ltd
100.00%
Saigut SA de Cv
100.00%
Saipem Contracting Algerie SpA

The diagram only shows Saipem subsidiaries


eni
saipem

Operating and Financial Review

Saipem SpA share performance

During the first half of 2010, the value of Saipem ordinary shares on the Italian Stock Exchange recorded an increase of just above 5%, reaching a price of €25.27 at June 30, 2010 (versus €24.02 at year end 2009).

On May 27, 2010, a dividend of €0.55 per ordinary share was distributed to shareholders, which was in line with the dividend paid out in the previous year.

During the first few months of 2010, the signs of recovery the market had begun to show towards the end of 2009 started to firm up, while the stabilisation of oil prices at levels considered capable of sustaining high levels of investment by oil companies helped strengthen expectations of a recovery in demand for oil services. These conditions contributed to a strong performance by the 'oil services' sector and in particular from the Saipem share which, having fallen to its lowest point of the period of €23.08 at the beginning of February, subsequently began to climb almost uninterruptedly up to almost €30 per share in April – its highest price since May 2008, before the financial crisis.

The doubts concerning the staying power of the economic recovery, as well as the debt crisis, which heavily impacted the euro zone, have both undermined market confidence. These negative factors were subsequently amplified from the point of view of the oil and gas sector by the explosion that occurred in the waters of the Gulf of Mexico, which not only seriously damaged the image of the entire oil industry, but also created uncertainty with regard to the future of deep water developments. Despite announcing the acquisition of important new contracts and not having been directly involved in the accident, nor having operations in the Gulf of Mexico, the Saipem share, like the rest of the sector, nevertheless suffered a decline which lasted until the end of the period, when the share price closed at €25.27.

During the first six months of 2010, the Saipem share outperformed the FTSE MIB index (which dropped by 13% over the period) by more than 18%, while the company's market capitalisation at the end of the period amounted to more than €11 billion.

In terms of share liquidity, shares traded in the first half of the year totalled approximately 470 million, slightly down on the first half of 2009 (approximately 514 million). The average number of shares traded daily for the period totalled 3.7 million, while the value of shares traded amounted to €12.3 billion, representing a significant increase (+64%) compared with the figure of €7.5 billion recorded in the first half of 2009.

The price of the savings shares, which are convertible at par with ordinary shares, and are of a limited number (144,701 at June 30, 2010), rose by 12% from €24.02 at year end 2009 to €26.67 at June 30, 2010. The dividend distributed on savings shares was €0.58 per share, which was in line with the dividend paid out in the previous year.

Share prices on the Milan Stock Exchange

(euro)	2006	2007	2008	2009	First half 2010
Ordinary shares:					
- maximum	21.14	31.56	30.44	24.23	**29.96**
- minimum	13.79	18.32	10.29	10.78	**23.08**
- average	17.85	24.72	23.19	17.51	**26.10**
- period end	19.71	27.30	11.92	24.02	**25.27**
Savings shares:					
- maximum	21.50	41.50	30.05	24.02	**29.93**
- minimum	14.42	19.10	16.82	14.85	**23.00**
- average	18.24	26.97	26.43	18.54	**26.02**
- period end	19.62	28.50	16.82	24.02	**26.67**

Saipem and FTSE MIB - Average monthly prices January 2005-July 2010


Price in euro Saipem shares
FTSE MIB value
2005
2006
2007
2008
2009
2010
33.00
29.50
26.00
22.50
19.00
15.50
12.00
8.50
5.00
48,000
43,500
39,000
34,500
30,000
25,500
21,000
16,500
12,000
Saipem
FTSE MIB

Glossary

FINANCIAL TERMS

IFRS (International Financial Reporting Standards): accounting standards issued by the IASB (International Accounting Standards Board) and adopted by the European Commission. They comprise: International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and the Standing Interpretations Committee (SIC) adopted by IASB. The denomination International Financial Reporting Standards (IFRS) has been adopted by IASB and applies to standards issued after May 2003. Standards issued before May have maintained the denomination IAS.

Leverage: a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity including minority interest.

ROACE: Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings less the related tax effect and net average capital employed.

OPERATIONAL TERMS

Buckle detection: system that utilises electromagnetic waves during pipelaying to signal collapse of or deformations to pipeline laid.

Bundles: bundles of cables.

Commissioning: series of processes and procedures undertaken in order to start operations of a gas pipeline, associated plants and equipment.

Concrete coating: subsea pipelines are coated with reinforced concrete so as to ballast and protect them from damage and corrosion.

Conventional waters: depth of up to 500 metres.

Deck: area of a vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Decommissioning: undertaken in order to end operations of a gas pipeline, associated plant and equipment. It may occur at the end of the life of the plant, following an accident, for technical or financial reasons, and/or on environmental or safety grounds.

Deep waters: depths of over 500 metres.

Drillship: vessel equipped with self-propulsion system, capable of carrying out drilling operations in deep waters.

Dry-tree: wellhead located above the water on a floating production platform.

Dynamically Positioned Heavy Lifting Vessel: vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters, thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, Construction): type of contract typical of the Onshore construction sector, comprising the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): type of contract typical of the Offshore construction sector, which relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start-up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

FDS (Field Development Ship): dynamically-positioned multipurpose crane and pipelay vessel.

Flare: tall metal structure used to burn off gas produced by the oil/gas separation in oil fields, when it is not possible to utilise it onsite or ship it elsewhere.

Floatover: type of module installation on offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Hydrotesting: operation involving high pressure (higher than operating pressure) water being pumped into a pipeline to ensure that it is devoid of defects.

Hydrotreating: refining process aimed at improving the characteristics of oil fractions.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations.

J-laying: method of pipelaying that utilises an almost vertical launch ramp, making the pipe configuration resemble the letter 'J'. This configuration is suited to deep-water pipe laying.

Leased FPSO: FPSO vessel for which a lease contract is in place between a client/lessee (i.e. an oil company) and a contractor/lessor, whereby the lessee makes lease payments to the lessor for use of the vessel for a specific period of time. At the end of the lease term, the lessee has the option to purchase the FPSO.

LNG: Liquefied Natural Gas is obtained by cooling natural gas to minus 160 °C. At normal pressure, gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,500 cubic metres of gas.

LPG: Liquefied Petroleum Gases. Produced in refineries through the fractionation of crude oil and subsequent processes, liquid petroleum gases exist in a gaseous state at ambient temperatures and atmospheric pressure, but change to a liquid state under moderate pressure at ambient temperatures, thus enabling large quantities to be stored in easy to handle metal pressure vessels.

LTI (Lost Time Injury): an LTI is any work-related injury that renders the injured person temporarily unable to perform any regular job or restricted work on any day/shift after the day or shift on which the injury occurred.

Midstream: sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Moon pool: opening in the hull of a drillship to allow for the passage of operational equipment.

Mooring buoy: offshore mooring system.

Offshore/Onshore: the term offshore indicates a portion of open sea and, by extension, the activities carried out in such area, while onshore refers to land operations.

Pig: piece of equipment used to internally clean, descale and survey a pipeline.

Piggy backed pipeline: small-diameter pipeline, fixed to a larger pipeline, used to transport a product other than that of the main line.

Pile: long and heavy steel pylon driven into the seabed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from water pressure.

Pipe-in-pipe forged end: forged end of coaxial double pipe.

Pipelayer: vessel used for subsea pipe laying.

Piping and Instrumentation Diagram (P&ID): diagram showing all plant equipment, piping and instrumentation with associated shutdown and safety valves.

Pre-commissioning: comprises pipeline cleaning out and drying.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Rig: drilling installation comprising the derrick, the drill deck, which supports the derrick, and ancillary installations that enable the descent, ascent and rotation of the drill unit as well as mud extraction.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely Operated Vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble the letter 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water pipelaying.

Slug catcher: equipment for the purification of gas.

Sour water: water containing dissolved pollutants.

Spar: floating production system, anchored to the seabed by means of a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

Spare capacity: ratio between production and production capacity, i.e. the quantity of oil in excess of demand.

Spool: connection between a subsea pipeline and the platform riser, or between the terminations of two pipelines.

Stripping: process through which volatile compounds are removed from the liquid solution or the solid mass in which they have been diluted.

Subsea processing: operations performed in offshore oil and/or natural gas field developments, especially relating to the equipment and technology employed for the extraction, treatment and transportation of oil or gas below sea level.

SURF (Subsea, umbilicals, risers, flowlines) facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tender assisted drilling unit: offshore platform complete with drilling tower, connected to a drilling support tender vessel housing all necessary ancillary infrastructure.

Tendon: pulling cables used on tension leg platforms used to ensure platform stability during operations.

Tension Leg Platform (TLP): fixed-type floating platform held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra deep waters.

Tie-in: connection between a production line and a subsea wellhead or simply a connection between two pipeline sections.

Topside: portion of platform above the jacket.

Trenching: burying of offshore or onshore pipelines.

Trunkline: oil pipeline connecting large storage facilities to the production facilities, refineries and/or onshore terminals.

Umbilical: flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Vacuum: second stage of oil distillation.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

Operating review

NEW CONTRACTS AND BACKLOG

New contracts awarded to the Saipem Group during the first half of 2010 amounted to €7,059 million (€5,068 million in the first half of 2009).
27% of all contracts awarded were in the Offshore sector, 68% in the Onshore sector, 3% in the Onshore Drilling sector and 2% in the Offshore Drilling sector. New contracts to be carried out abroad made up 94% and contracts awarded by Eni Group companies 8% of the overall figure. Orders awarded to the parent company Saipem SpA amounted to 54% of the overall total.
The backlog of the Saipem Group as at June 30, 2010 stood at €20,404 million.

New contracts by geographical area
(€ million)


647
Americas
1,326
West Africa
241
North Africa
455
Italy
230
Rest of Europe
548
Russia*
126
Saudi Arabia
3,486
Rest of Asia

(*) Includes Kazakhstan and Azerbaijan.

Saipem Group - New contracts awarded as at June 30, 2010

Year 2009 Amount	%	(€ million)	First half 2009 Amount	%	First half 2010 Amount	%
4,045	41	Saipem SpA	2,319	46	**3,839**	**54**
5,872	59	Group companies	2,749	54	**3,220**	**46**
9,917	**100**	**Total**	**5,068**	**100**	**7,059**	**100**
5,089	51	Offshore	1,864	37	**1,923**	**27**
3,665	37	Onshore	2,340	46	**4,781**	**68**
585	6	Offshore Drilling	331	7	**149**	**2**
578	6	Onshore Drilling	533	10	**206**	**3**
9,917	**100**	**Total**	**5,068**	**100**	**7,059**	**100**
2,081	21	Italy	369	7	**455**	**6**
7,836	79	Abroad	4,699	93	**6,604**	**94**
9,917	**100**	**Total**	**5,068**	**100**	**7,059**	**100**
3,147	32	Eni Group	1,478	29	**596**	**8**
6,770	68	Third parties	3,590	71	**6,463**	**92**
9,917	**100**	**Total**	**5,068**	**100**	**7,059**	**100**

The breakdown of the backlog by sector is as follows: 25% in the Offshore sector, 50% in the Onshore sector, 18% in Offshore Drilling and 7% in the Onshore Drilling sector.
93% of all orders are with overseas clients, while orders from Eni Group companies represented 19% of the overall backlog. The Parent Company, Saipem SpA, accounted for 56% of the total order backlog.

Backlog by geographical area
(€ million)


2,309
Americas
2,878
West Africa
4,597
North Africa
1,330
Italy
2,260
Rest of Europe
984
Russia*
1,269
Saudi Arabia
4,777
Rest of Asia

(*) Includes Kazakhstan and Azerbaijan.

Saipem Group - Backlog as at June 30, 2010

Dec. 31, 2009		(€ million)	June 30, 2009		**June 30, 2010**	
Amount	%		Amount	%	Amount	%
9,574	51	Saipem SpA	9,989	53	**11,468**	**56**
9,156	49	Group companies	9,026	47	**8,936**	**44**
18,730	**100**	**Total**	**19,015**	**100**	**20,404**	**100**
5,430	29	Offshore	4,349	23	**5,194**	**25**
8,035	43	Onshore	9,135	48	**10,261**	**50**
3,778	20	Offshore Drilling	3,804	20	**3,581**	**18**
1,487	8	Onshore Drilling	1,727	9	**1,368**	**7**
18,730	**100**	**Total**	**19,015**	**100**	**20,404**	**100**
1,341	7	Italy	294	2	**1,330**	**7**
17,389	93	Abroad	18,721	98	**19,074**	**93**
18,730	**100**	**Total**	**19,015**	**100**	**20,404**	**100**
4,103	22	Eni Group	3,391	18	**3,812**	**19**
14,627	78	Third parties	15,624	82	**16,592**	**81**
18,730	**100**	**Total**	**19,015**	**100**	**20,404**	**100**

CAPITAL EXPENDITURE

Capital expenditure in the first half of 2010 amounted to €782 million (€880 million in the first half of 2009) and mainly related to:
- €346 million in the Offshore sector relating mainly to the construction and fitting out of a new pipelayer and an ultra-deepwater field development ship, the conversion of an oil tanker into an FPSO vessel, the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- €6 million in the Onshore sector for maintenance and upgrading of the existing asset base;
- €313 million in the Offshore Drilling sector, relating mainly to completion works on a new ultra-deepwater drillship, the fitting out of two semi-submersible rigs, the purchase of a jack-up currently under construction, called Perro Negro 8, which will replace one of the current fleet and maintenance and upgrading of the existing asset base;
- €117 million in the Onshore Drilling sector, relating mainly to the construction of three rigs, one of which commenced operations during the first half of 2010, as well as upgrading of the existing asset base.

The following table provides a breakdown of capital expenditure:

Capital expenditure

Year 2009	(€ million)	First half 2009	First half **2010**
192	Saipem SpA	83	**106**
1,423	Group companies	797	**676**
1,615	**Total**	**880**	**782**
697	Offshore	367	**346**
28	Onshore	13	**6**
690	Offshore Drilling	403	**313**
200	Onshore Drilling	97	**117**
1,615	**Total**	**880**	**782**

Details of capital expenditure for the individual business units are provided in the following sections.

OFFSHORE

General overview

The Saipem Group possesses a strong, technologically advanced and highly-versatile fleet and world class engineering and project management expertise. These unique capabilities and competencies, together with a long-standing presence in strategic frontier markets represent an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation, Construction) projects. The Group boasts a fleet of semi-submersible vessels equipped with state-of-the-art technologies, including the Saipem 7000, equipped with a dynamic positioning system, 14,000-tonne lifting capacity and capability to lay subsea pipelines in ultra-deep waters using the 'J-lay' system, which can handle a suspended load of up to 1,450 tonnes during pipelay operations. Other vessels include the Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship (FDS), a special purpose vessel used in the development of deep-water fields, equipped with a dynamic positioning system, a 600-tonne lifting capacity crane and a vertical pipelaying system capable of operating in water depths of up to 2,000 metres, and the Saipem 3000, capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,200 tonnes.
Saipem also enjoys a strong position in the subsea market, thanks to its use of highly sophisticated technologies, such as subsea ROVs (Remotely Operated Vehicles) and specially-equipped robots capable of carrying out complex deep-water pipeline operations. Furthermore, Saipem's strengthening of its design expertise in the floating production sector and its ability to manage turnkey projects have enabled the Group to successfully market itself as an operator in the Leased FPSO sector, with a fleet comprising the Cidade de Vitoria and the Gimboa, as well as the FPSO Aquila, which is currently under construction.

Market conditions

Following the global financial crisis, the first half of 2010 saw the first signs of recovery in the Offshore sector which – boosted by oil prices between 70 to 80 $/barrel – enabled investment projects in both conventional and deep waters to return to profitability. Although the uncertainty caused by price volatility decreased, project schedules remained affected by the renegotiations and slippage that occurred during the crisis as well as – in some cases – by the continuing restriction on credit. Recovery is thus occurring at various speeds, depending on the sector and the geographical area.

The FPSO sector saw a pick up in orders fuelled not only by new projects but also by projects that had been postponed until after the 2008 crisis and by the relocation of existing units. Contractors have seen their orders fall for the past two years but they have now bottomed out and a recovery would appear to be underway. Operators remain cautious however, particularly given that the sector continues to be hampered by restrictions on credit.
The largest number of contracts was awarded by Petrobras in Brazil, including contracts related to the new developments in the pre-salt area in Tupi.

The subsea construction sector experienced growth during the period, especially in mature areas such as the North Sea and particularly in the Norwegian sector, where levels of activity are expected to remain high in coming years.
In important deep water regions such as West Africa,

the period witnessed a slump in activities due to the effects of the macroeconomic recession, which affected Angola in particular. A recovery in terms of new contract awards is expected to occur in the next 18-24 months, while a more substantial increase is expected starting in 2012. This will be boosted by the contribution of new areas such as Ghana.
In the deep water area of the Gulf of Mexico, activities related to the development of satellite fields tied back to floating production units was particularly intense up until the accident involving BP's semi-submersible drilling rig Deepwater Horizon, which led US Authorities to impose a six-month moratorium on all new drilling activities. The negative consequences of this moratorium on field development in the entire area are not yet clear.

In the large diameter pipeline sector, there was a significant recovery from the previous year which mainly regarded the Mediterranean/Middle East and North Atlantic areas. This latter area saw the start in April of the installation of the Nord Stream pipeline by Saipem. Expectations for the sector for the next few years are very favourable, with a significant increase in activities expected.

The fixed platform market is undergoing a phase of expansion in terms of both physical units and investments, which are expected to grow during 2010 by 12%, with a particularly positive situation forecast in Asia-Pacific and Africa which, taken together, represent more than 50% of the global market. The largest increase was recorded in the smaller structures segment (i.e. with a topside weighing less than 1,000 tonnes). Market growth is expected to become consolidated in the medium term, with investments in fixed platforms forecast to top US $18 billion in 2014, at a compound average growth rate of 9% over the 2010-2014 period.

In the offshore re-gasification sector, Saipem is constructing the world's first offshore terminal, which will be installed off the coast of Livorno (Tuscany). Numerous projects are currently being evaluated in Latin America and Asia-Pacific.
In the gas liquefaction sector, Saipem is undertaking the FEED for an FLNG in Brazil in competition with other consortia. Meanwhile, Shell signed contracts during the half year period with Technip and Samsung Heavy Industries for the development of the Prelude project, thus formalising an announcement made by Shell to the market in 2009. The final investment decision for the project still has to be made. Shell's commitment is very significant, since it represents an indicator of the confidence of the majors with regard to the outlook on the FLNG market, which remains positive in the medium term.

New contracts

The most significant contracts awarded to the Group during the first half of 2010 were:
- for Agip KCO, in Kazakhstan, the extension of the Kashagan Piles and Flares contract for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development programme. The contract encompasses the fabrication, assembly, transport and installation of the flares and of the piles sustaining the offshore structures, along with the installation of 14 modular barges;
- for Snam Rete Gas, a contract for the installation of a new onshore gas import system from the FRSU (Floating Storage Re-gasification Unit) to be installed off the coast of Livorno, Italy.

Capital expenditure

The most significant investments in this sector included:

- the continuation of investment in a new pipelayer, CastorOne, equipped with dynamic positioning, designed for laying large diameter pipes in arctic conditions/deep waters;
- the continuation of investments for the construction of the new Saipem FDS 2 deepwater field development ship;
- the continuation of the conversion of an oil tanker into an FPSO vessel;
- the continuation of investments for the construction of a new fabrication yard in Indonesia;
- strengthening of the operating bases/yards in West Africa;
- upgrading and integration works on the fleet's main vessels.

Work performed

Activities carried out in the first half of 2010 consisted of the laying of approximately 461 km of pipelines and the installation of 24,438 tonnes of plant and equipment.
The main projects were as follows.

In the northern Adriatic, various facilities were installed in relation to the 2009 programme of offshore works under the **Framework Agreement** signed during the year with InAgip doo and Eni Exploration & Production.

In the Mediterranean Sea, Saipem also carried out the following works:

- installation of the spool linking the platform to the new pipeline as well as of a control umbilical for subsea valves was completed on the **Maamoura** project, for Eni Tunisia BV, as part of an EPIC contract which encompasses project management, engineering, procurement, fabrication and installation of a platform and the laying of two pipelines. The operations were carried out utilising the pipelay vessel Crawler and the Diving Support Vessel Bar Protector;
- installation activities were completed on the EPIC **Sequoia** project, in Egypt for Burullus Gas Co, which encompassed engineering, procurement, installation and commissioning of the subsea development system for the Sequoia field and of a new gas export pipeline;
- laying, trenching and testing activities were performed on the first section of the gas pipeline for the project for Snam Rete Gas for the installation of a new onshore gas import system from the FRSU (Floating Storage Re-gasification Unit) to be installed off the coast of Livorno, Italy;
- the installation of a platform jacket was completed on the **Baraka** project, for Eni Tunisia BV, as part of an EPIC contract which encompasses project management, engineering, procurement, fabrication and installation of a platform.

In Saudi Arabia, following the signing of a **Long Term Agreement** with Saudi Aramco for the engineering, procurement, fabrication, transport and installation of structures, platforms and pipelines offshore Saudi Arabia, works were completed on the construction of a new fabrication yard at Dammam, where construction works on platforms which will be installed in the next few years are currently being finished. Engineering and preparatory activities for the installation of a gas pipeline and various flowlines were also carried out.

In the Far East, Saipem worked on the following projects:

- works are ongoing for ExxonMobil on the contract for the **PNG LNG EPC2** Offshore Pipeline Project in Papua New Guinea. The scope of work consists of the engineering, transportation and installation of a gas sealine connecting the Omati River landfall point on the southern coast of Papua New Guinea to the onshore point located near the capital Port Moresby, on the southeastern coast of the country, where a new LNG plant will be located;
- activities are underway for Premier Oil Natuna Sea BV, on the **Gajah Baru** project in the West Natuna Sea offshore Indonesia, which encompasses engineering, procurement and installation of two platforms, in addition to a connecting bridge and a subsea gas export pipeline. One of the platforms will be installed using the float-over method;
- offshore activities are underway on the **Premier Oil Block 12 Development**, for PTSC, in Vietnam, which comprises engineering, project management, transport and installation of a platform, five pipelines and an umbilical.

In West Africa, Saipem carried out the following works:

- engineering and fabrication activities are underway for Esso Exploration Angola (Block 15) Ltd on the **Kizomba Satellites Epc3 Tiebacks** project, involving the Kizomba Satellites fields in Block 15 offshore Angola. The scope of work comprises engineering, construction, transport and installation of tiebacks,

umbilicals, risers and subsea systems connecting the Mavacola and Clochas fields to the existing Kizomba A and B FPSOs;
- the installation of subsea facilities continued on the **Block 17** EPIC contract in Angola, for Total E&P Angola, which involves exporting gas from Block 17 for injection into two oil depleted reservoirs located offshore Angola. The contract includes engineering, procurement, fabrication, transportation and installation of a new gas injection platform;
- installation activities were completed on the EPIC-type **Olowi** project for CNR International (Olowi), for the development of the Olowi field in Gabon, comprising engineering, procurement, construction and installation of three wellhead towers, three platforms and associated umbilicals. Installation of the first platform was carried out by the derrick lay barge Castoro II;
- activities continued on the EPIC type **Usan** project for Elf Petroleum Nigeria (Total), relating to the subsea development of the Usan deepwater field, located approximately 160 km south of Port Harcourt in Nigeria. The contract encompasses the engineering, procurement, fabrication, installation and assistance to commissioning and start-up for subsea umbilicals, flowlines and risers connecting the 42 subsea wells to the FPSO system, as well as the construction of the oil loading terminal, consisting of an offloading buoy and two offloading lines, and part of the FPSO anchoring system;
- engineering, procurement and fabrication activities are underway on the EPIC-type **SCP (Single Central Platform)** contract for Total E&P Angola, which encompasses the construction and commissioning of a platform in Block 2, in Angola;
- work was completed on the EPIC-type project, **Libondo Platform**, for Total E&P Congo, in Congo, which encompassed engineering, procurement, construction and installation of two subsea pipelines, two subseas cables and the installation of a platform.

Offshore activities started on the **Nord Stream** project for Nord Stream AG. The contract involves the laying of a gas pipeline composed of two parallel pipes that will link Vyborg in Russia with Greifswald in Germany across the Baltic Sea.

Also in the North Sea, using the vessel Saipem 7000, the **Buzzard Enhancement** project for Nexen Petroleum UK was completed. The project encompassed the installation of a jacket, piles and a bridge in British waters in the North Sea. In addition, a part of the structures were installed on the **Valhall** project for Statoil Hydro Petroleum AS, which comprises the transportation and installation of five interconnecting bridges and two wellhead towers for the Valhall field in Norway.

In Azerbaijan, activities continued for BP Exploration (Caspian Sea) Ltd, comprising subsea inspection, maintenance and repair works of BP offshore infrastructure in the Azeri offshore, including for platforms previously installed by BP Exploration.

In Kazakhstan, for Agip KCO, as part of the programme for the development of the Kashagan field in the Kazakh waters of the Caspian Sea:
- offshore pipelaying operations continued as part of the **Trunkline and Production Flowlines** project, which comprises engineering, procurement, coating, laying and commissioning of pipelines, fibre optic cables and umbilicals;
- the activities planned for 2010 based on the schedule supplied by the Client are underway on the Kashagan **Piles and Flares** project. The contract for this year encompasses the installation of modular barges, a flare, a number of piperacks, a connecting bridge and various other structures currently under construction in Kuryk;
- in relation to the **Hook Up and Commissioning** project for Agip KCO, the activities commenced in 2008 under the preliminary contract continued during the period. The contract comprises the hook-up and commissioning of offshore facilities and pre-fabrication and completion of modules at the Kuryk yard in Kazakhstan.

In South America, Saipem worked on the following projects:
- engineering and installation operations are being completed as part of the **Mexilhao** contract for Companhia Mexilhao do Brasil, in Brazil. The contract comprises the transport and installation of a jacket, mooring piles and topsides for the PMXL-1 platform, for the Mexilhao field development in the Santos basin, approximately 140 km off the coast of the State of San Paolo;
- work continued on the **Uruguà-Mexilhao Pipeline** contract for Petrobras, in the Santos Basin off the coast of Brazil. The contract comprises the transport, installation and testing of a pipeline that will link the FPSO Cidade de Santos, located in the Exploratory Block BS-500, in 1,372 metres of water, to a gas platform in 172 metres of water in the Uruguà field.

In the Leased FPSO segment, the following vessels carried out operations during the period:

- the FPSO Cidade de Vitoria carried out operations during the period on behalf of Petrobras, as part of an eleven-year contract, on the second phase of the **Golfinho** field development, situated off the coast of Brazil at a water depth of 1,400 metres;
- the FPSO Gimboa carried out operations on behalf of Sonangol P&P, under a six-year contract for the provision and operation of an FPSO unit for the development of the **Gimboa** field, located in Block 4/05 offshore Angola, at a water depth of 700 metres.

Offshore fleet at June 30, 2010

Saipem 7000	Self-propelled, semi-submersible, dynamically positioned crane and pipelay vessel capable of lifting structures of up to 14,000 tonnes and J-laying pipelines at depths of up to 3,000 metres.
Saipem FDS	Multi-purpose mono-hull dynamically positioned crane and pipelay vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in J-lay configuration and lifting structures of up to 600 tonnes.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Sette	Semi-submersible lay barge capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Derrick/lay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tonnes.
Saipem 3000	Self-propelled, dynamically positioned crane vessel capable of laying flexible pipes and umbilicals in deep waters and lifting structures of up to 2,200 tonnes.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and work on platforms.
Semac 1	Semi-submersible pipelay barge capable of laying large diameter pipes in deep waters.
Castoro II	Derrick/lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tonnes.
Castoro 10	Trench/pipelay barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Castoro 12	Pipelay barge, capable of laying pipe up to 40" diameter in ultra-shallow waters (1.4 metres).
S355	Derrick/lay barge capable of laying pipe up to 42" diameter and lifting structures of up to 600 tonnes.
Crawler	Derrick/lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tonnes.
Saipem Trenching Barge	Post-trenching and back-filling barge for up to 40" diameter pipes in ultra-shallow waters (1.4 metres).
Saibos 230	Work/pipelaying/accommodation barge capable of laying pipe up to 30" diameter, equipped with a mobile crane for piling, marine terminals and fixed platforms.
Ersai 1 (*)	Heavy lifting barge equipped with two crawler cranes, capable of carrying out installations whilst grounded on the seabed. The lifting capacities of the two crawler cranes are 300 and 1,600 tonnes, respectively.
Ersai 2 (*)	Work barge equipped with a fixed crane capable of lifting structures of up to 200 tonnes.
Ersai 3 (*)	Self propelled workshop/storage barge used as support vessel, with storage space and office space for 50 people.
Ersai 400 (*)	Accommodation barge for up to 400 people, equipped with antigas shelter for H_2S leaks.
Castoro 9	Launching/cargo barge.
Castoro XI	Heavy-duty cargo barge.
Castoro 14	Cargo barge.
Castoro 15	Cargo barge.
S42	Cargo barge, utilised for storage of S7000 J-lay tower.
S43	Cargo barge.
S44	Launching/cargo barge, for structures of up to 30,000 tonnes.
S45	Launching/cargo barge, for structures of up to 20,000 tonnes.
S46	Cargo barge.
S47	Cargo barge.
Bos 600	Launching/cargo barge, for structures of up to 30,000 tonnes.
FPSO - Cidade de Vitoria	FPSO unit with a production capacity of 100,000 barrels a day.
FPSO - Gimboa	FPSO unit with a production capacity of 60,000 barrels a day.

(*) Owned by Ersai Caspian Contractor Llc.

ONSHORE

General overview

The Saipem Group's Onshore expertise is centred around the execution of large projects with a high degree of complexity in terms of engineering, technology and operations, with a strong bias towards challenging projects in difficult environments and remote areas. Saipem enjoys a position of primacy at the high-end of the market for the provision of basic and detailed engineering, procurement, project management and construction services for the oil & gas industry, complex infrastructures and environmental projects. The company places great emphasis on local content during the execution of projects, especially in areas such as the Middle East, North and West Africa, Asia and Canada.

Market conditions

The initial signs of economic recovery seen towards the end of 2009, combined with a partial recovery in oil prices, enabled levels of activity in the Onshore sector to pick up, although not to the extent witnessed during the period of high growth recorded in 2007-2008. However, uncertainty concerning the staying power of the global economic recovery, doubts surrounding the real financial situation of euro zone countries and a potential slowdown in growth in the leading emerging nations continue to fuel a climate of insecurity with regard to the possibility of a short term recovery in demand for oil and gas and, consequently, in relation to oil and gas prices and investments in new field developments.

During the first few months of 2010, the biggest projects were mostly awarded by the National Oil Companies, in particular in the Middle East. Important contracts were also awarded during the period in India, Russia, South East Asia and North America.
As a result of the current climate of uncertainty, the majors are continuing to have difficulty awarding the numerous projects that were postponed during the most acute phase of the crisis. There has also been a significant increase in detailed and front end engineering design (FEED) contracts, whose aim is to enable the client to define the details of a project in order to subsequently save on development costs, which remain at historically high levels.

Investments in the upstream sector in 2010 grew strongly, as a result in particular of the activities of the National Oil Companies in the Middle East and North Africa (United Arab Emirates, Qatar). In the immediate future the prospects are good in the Middle East (in Kuwait in particular), as well as in Russia, Kazakhstan and Venezuela.

Reflecting its increasingly strategic role, the period saw a number of new contracts awarded in the oil and gas transport sector for the construction of new pipelines, particularly in Russia, the Middle East and North America. For the remainder of the year, there are good prospects in the Arab nations, in the countries of the former Soviet Union (both the European and East Asian areas) as well as in South America and the North American oil and gas transportation network.
Short term development prospects may be in part affected by the temporary overcapacity created by the exploitation of non conventional resources in North America and the fall in demand from the more developed OECD countries (particularly in Europe).

Although the gas liquefaction sector has great future potential, encouraging signs of recovery have yet to be seen. The ongoing weak demand for natural gas in the

most developed countries, combined with the short and medium term temporary overcapacity (connected with the start-up of LNG mega trains in Qatar) continued to delay final project investment decisions. Large scale developments are currently being implemented in the Pacific area, and in particular in Australia. Other potentially interesting areas in the short term are West Africa (Nigeria, Angola) and Russia.

The refinery sector was one of the most active during the first half of the year. Major new projects were awarded in the Middle East (United Arab Emirates and Saudi Arabia) as well as in India, Mexico and Latin America. The growth in demand in the eastern part of the globe compensated for the drop off in demand in the more traditional areas, thus heralding a new growth trend. The outlook is thus positive for the development of plants close to secondary markets currently experiencing growth (Latin America, Africa, Central Asia). Exportation projects on the other hand, which are complex and costly, may be hampered by difficulties finding the necessary financing.

The petrochemical sector continued to be heavily impacted by the effects of the crisis. The fall in demand, coupled with the overcapacity created by the recent phase of major investments, has provoked a sharp slowdown in new initiatives. Apart from in the Middle East (United Arab Emirates), few new projects were awarded during the period. The cyclicality of the sector make it particularly sensitive to changes in the economy and a concrete recovery will only be possible once the current production surplus has been reabsorbed. At the present time, the most promising projects are once again being implemented in Asia (China, India, Vietnam, Thailand) and the Middle East (Saudi Arabia, Qatar, Kuwait, United Arab Emirates, Iran), while additional opportunities may emerge in South America and Russia.

The fertilisers market is currently performing particularly well, with prospects for investments in new production complexes in India, Latin America and Africa especially good. The infrastructure and electrical power plant sectors also recorded encouraging results during the period and can be expected in future to benefit from the increase in demand in regions experiencing rapid growth, such as the Middle East and North Africa. Renewable and nuclear energy in particular may play an important role in the economic growth policies in these countries.

New contracts

The most significant contracts awarded to the Group during 2010 were:

- for Abu Dhabi Gas Development Co Ltd, three EPC contracts as part of the Shah gas development program. The development program is designed to treat 1 billion cubic feet a day of sourgas from the Shah field in the south of the Emirate, before separating the sulphur from the natural gas and transporting both to processing facilities at Habshan area, and then to Ruwais, located in the northern part of the Emirate;
- for Kuwait Oil Co (KOC), a contract for the engineering, procurement and construction (EPC) of the new booster station (BS 171) comprising three high and low-pressure gas trains to produce 234 million cubic feet a day of dry gas and condensate;
- in Mexico, for PEMEX, the EPC contract for two desulphurisation units and two amine regeneration units to be built at two of the Client's refineries. The facilities will be built at the Miguel Hidalgo refinery,

2,000 m above sea level, and at the Antonio M. Amor refinery, 1,700 m above sea level.

Capital expenditure

Capital expenditure in the Onshore sector focused mainly on the acquisition and readying of plant and equipment necessary for the execution of projects. Meanwhile, preparatory activities started on the machinery and equipment required to carry out projects awarded to the Group during the period.

Work performed

Onshore activities performed during the period achieved a new record in terms of revenue earned. They comprised the laying of 235 km of pipe of various diameters and the installation of 118,946 tonnes of equipment.
The most significant works are detailed below by geographical area.

In Saudi Arabia, for Saudi Aramco:
- activities were completed on the **Khurais Crude Facilities** project for the construction of a gas-oil separation plant (GOSP) as part of the development of the Khurais oil field in Saudi Arabia, situated approximately 180 km north-east of Riyadh. The contract comprised the engineering, procurement and construction of four gas-oil separation trains, in addition to a number of production infrastructure facilities;
- activities were completed on the **Khurais Utilities and WIPS** project, which forms part of the programme for the development of the Khurais complex. The contract comprised engineering, procurement, construction, installation and commissioning of pumping stations, which inject water from the Qurayyah water treatment plant into the Khurais field as well as all necessary utilities;
- activities were completed on the **Qurayyah Seawater Treatment Plant** project, which comprised the expansion of the plant and injection of seawater into the oil fields to support oil production operations;
- activities continued on the EPC **Manifa Field** contract for the construction of gas/oil separation trains at the Manifa Field, in Saudi Arabia. The project encompasses the engineering, procurement and construction of three gas/oil separation trains (GOSP), gas dehydration, crude inlet manifolds and the flare gas system.

In Qatar:
- activities are being completed on the EPC-type contract **Qafco 5** for Qatar Fertiliser Co SAQ, in Qatar, comprising engineering, procurement, construction and commissioning of two new ammonia and urea production plants and associated service infrastructure in the industrial area of Qafco, in the city of Mesaieed, 30 kilometres south of Doha;
- activities began on the EPC-type contract **Qafco 6** for Qatar Fertiliser Co SAQ, in Qatar, comprising engineering, procurement, construction and commissioning of a new urea production plant, also in the industrial area of Qafco, in the city of Mesaieed. The Qafco 5 and Qafco 6 projects will form the world's largest ammonia and urea production site;
- works are being completed on the **LLPDE Plant** project, for the construction of a polyethylene plant for Qatofin;
- construction and commissioning activities continued on the EPC-type **Pearl Gas To Liquids (GTL)** project for Qatar Shell Ltd, comprising the construction of a waste water treatment plant in the industrial city of Ras Laffan.

In the United Arab Emirates:
- operations are nearing completion on the EPC-type **Ruwais** project in the United Arab Emirates for Gasco, which comprises the construction of a fractionation train and the expansion of associated facilities, including the construction of a new loading dock and new refrigerated tanks;
- activities started on the EPC contract for Abu Dhabi Gas Development Co Ltd which is part of the development of the high sulphur content **Shah** sourgas field.

In Kuwait:
- work continued for Kuwait Oil Co (KOC) on the EPC contract **BS 160**, in Kuwait, which encompasses the engineering, procurement, construction and commissioning of a new gas booster station consisting of two trains for gas compression and dehydration. The gas will be subsequently conveyed to the Mina Al Ahmadi refinery;
- activities started for KOC (Kuwait Oil Co) on the EPC contract for the replacement of the compressors systems at KOC's **Gathering Centres 07, 08 and 21**, in the south of the country. The scope of work consists of engineering, procurement, the demolition and disposal of existing facilities, construction, installation, commissioning, as well as the training of personnel for three new compressors.

Activities started in Oman for SIDC – a subsidiary of SIPC (Sohar Industrial Port Co) – on the contract to design and construct a deepwater bulk jetty for the loading and unloading of mineral ores at the Port of Sohar, about 150 kilometres northwest of Muscat.

Works are being completed in Pakistan for **Engro Chemical Pakistan Ltd (ECPL)** on the project for the supply of technology licenses, engineering, procurement and supervisory activities relating to the construction of a plant for the production of ammonia and urea, including all service infrastructures. The plant will be located in Daharki, approximately 450 kilometres northeast of Karachi.

In Algeria, for Sonatrach:
- work is being completed on the EPC-type **UBTS (Unité de Traitement du Brut et de sa Stabilisation)** project, which encompasses the engineering, procurement and construction of a crude oil treatment and stabilisation plant, comprising three trains, one maintenance unit, four stocking units and a pipeline transporting oil, water and gas;
- work is being completed on the EPC-type project **LZ2 Hassi R'mel-Arzew**, for the installation of a new LPG pipeline connecting the Hassi R'mel gas field, in central Algeria, to the oil exporting area of Arzew, located on Western Algeria's Mediterranean coast;
- construction work continued on the EPC contract, in Algeria, for the construction of infrastructure of an LPG treatment plant in the **Hassi Messaoud** oil complex. The contract comprises the engineering, procurement and construction of three LPG trains;
- construction work continued on the EPC-type **LNG GL3Z Arzew** contract, which comprises engineering, procurement and construction of a liquefaction plant and the construction of utilities, a generator set and jetty;
- construction activities started on the EPC project for Sonatrach and First Calgary Petroleum for the construction of facilities for the treatment of natural gas extracted from the **Menzel Ledjmet East** field and from the future developments of the Central Area Field Complex. The contract encompasses the engineering, procurement and construction of the natural gas gathering systems and processing plant and the related export pipelines;
- work continued on the **Ammonia/Urea Arzew** EPC contract, comprising engineering, procurement and construction of a marine export terminal for a future urea/ammonia plant to be built near the Algerian city of Arzew, approximately 400 kilometres west of Algiers;
- construction activities started on the EPC contract for gas pipeline **GK3 - lot 3**, covering the engineering, procurement and construction of a gas transportation system. Lot 3 encompasses a gas pipeline system from Mechtatine to Tamlouka in the northeast of Algeria, then connecting the latter to Skikda and El-Kala, located on the northeastern coast of the country.

In Morocco, work is being completed on the EPC-type project for the expansion of the **Samir** refinery, which comprises the construction of a vacuum unit, a hydro-cracking and a hydro-treating unit, as well as sulphur recovery, amine regeneration, sour water stripper units and the development of existing refinery utilities.

In Nigeria:
- work is underway for Total Exploration and Production Nigeria Ltd - TEPNG (operator of the joint venture NNPC/TEPNG) on the EPC contract **OML 58 Upgrade**, in Nigeria, which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obagi and Obite;
- work is being completed for Shell Petroleum Development Co on the EPC-type **Nembe Creek-Cawthorne Channel** project, comprising the construction, installation and commissioning of a pipeline located in swamp terrain which will connect the San Bartholomew Manifold to the Cawthorne Channel Junction Manifold (respectively in Bayelsa and Rivers states) and the decommissioning of an existing pipeline and ancillary facilities;
- work is ongoing for ChevronTexaco on the EPC-type **Escravos GTL** project. The plant will comprise two parallel trains;
- work is being completed on the **OB/OB Revamping (T-4/5)** project, for Nigerian Agip Oil Co (NAOC), which comprises engineering, procurement, construction and commissioning of new units and the demolition and decommissioning of existing units at the gas treatment plants of Obiafu/Obrikom;
- construction works are being completed on the EPC-type **Gbaran** project, for Shell Petroleum Development Co of Nigeria, which encompasses engineering, procurement and laying of pipelines, flowlines and composite fibre optic and high voltage electrical cables;

- construction works are being completed on the EPC-type **Gbaran Logistic Base** project, for Shell Petroleum Development Co of Nigeria, which comprises engineering, procurement, construction and commissioning of a logistics base for the Gbaran field.

In Italy, engineering, procurement and construction activities are underway for the Eni Refining & Marketing Division in connection with the first industrial scale application of EST Technology (Eni Slurry Technology), as part of the project for the construction of a refinery at Sannazzaro. EST Technology – to whose development Saipem made a significant contribution – has the capacity to almost completely convert heavy oil residues into lighter products.

In France, works were completed on the regasification terminal on the **Fos Cavaou** project, for Gaz de France, which comprised engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

In Australia, activities continued for Chevron on the EPC contract for the **Gorgon LNG** jetty and marine structures project. The scope of work consists of the engineering, procurement, fabrication, construction and commissioning of the LNG jetty and related marine structures for the new Chevron Gorgon LNG plant on Barrow Island, 70 kilometres off the Pilbara coast of Western Australia.

OFFSHORE DRILLING

General overview

In the Offshore Drilling sector, the Group operated during the period in West and North Africa, the Gulf of Suez, the Persian Gulf, Norway, Peru and Indonesia.
Amongst the Group's fleet, the following vessels are worthy of special mention due to their characteristics: the newly constructed Saipem 12000, a drillship capable of working at depths of up to 3,600 metres using its dynamic positioning system; the Saipem 10000, a drillship capable of working at depths of up to 3,000 metres using its dynamic positioning system; the Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and the Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres.

Market conditions

Despite the partial recovery in oil prices seen in the first half of 2010 and the first signs of stabilisation in the world economy, the Offshore Drilling sector has not yet returned to its pre-crisis situation.
Having hit a trough at the end of 2009, utilisation rates of drilling rigs continued to remain low. Jack-ups had a global utilisation rate of close to 75%, while semi-submersibles and drillships had utilisation rates of 80%, suffering a drop particularly in South-East Asia and the Gulf of Mexico.
Meanwhile, day rates continued to be affected by the situation of uncertainty and were slightly down across the board, in particular in the jack-up segment. Day rates in the semi-submersibles and drillships segments remain more stable for the time being.
Figures for the construction of new vessels started to suffer a slowdown as a result of the crisis that began in 2008. At June 30, 2010, 121 vessels were either being constructed or were on order, of which 67 for deep or ultra deep water use and 54 jack-ups. The large number of vessels under construction but without a contract continued to remain significant due to the uncertainty in the sector, which is in part caused by the tragic events that occurred in the Gulf of Mexico.

New contracts

The most significant contracts awarded to the Group during the first half of 2010 were:
- two contracts, signed with Total E&P Congo and Addax Petroleum for the charter of the semi-submersible rig Scarabeo 3 for use in Congo and in Nigeria for a total period of 9 months plus options, starting from January 2010;
- an agreement with the Egyptian company IEOC for the extension of the contract for the charter of the semi-submersible rig Scarabeo 4 until June 2013;
- a contract signed with Harrington Dubai for the charter of the jack-up Perro Negro 3 for drilling activities in the Persian Gulf for a period of six months plus an option of 18 months.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- the completion of investments on the new ultra-deep water drillship Saipem 12000, which will operate on behalf of Total Exploration & Production for the development of Block 17 in Angola;
- the continuation of construction activities for the new deep-water semi-submersible platform Scarabeo 8, which will operate in Norway on behalf of Eni Norge;

- the continuation of construction activities for the new deep-water semi-submersible platform Scarabeo 9, which will operate in the Gulf of Mexico on behalf of Eni;
- the purchase of a jack-up currently under construction, called Perro Negro 8, which will replace one of the current fleet;
- class reinstatement works and investments made on the fleet to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities comprised the drilling of 21 wells, totalling approximately 66,874 metres drilled.
In May, the newly constructed deep-water drillship **Saipem 12000** began its journey towards the Angolan offshore, where it will operate on a long-term contract on behalf of Total Exploration & Production.
The deep-water drillship **Saipem 10000**, after completing operations in Angola on behalf of Total Exploration & Production, operated from March to mid-June on behalf of Eni offshore Indonesia, before returning to the shipyard in Singapore for certification purposes.
The semi-submersible platform **Scarabeo 3** concluded operations in Congo for Total E&P Congo and resumed drilling operations offshore Nigeria for Addax Petroleum.
The semi-submersible platform **Scarabeo 4** continued to operate in Egypt for IEOC.
The semi-submersible platform **Scarabeo 5** continued HP/HT (high pressure/high temperature) operations in Norwegian waters on behalf of Statoil.
The semi-submersible platform **Scarabeo 6** continued drilling operations in Egypt for Burullus Gas Co.
The semi-submersible platform **Scarabeo 7** continued to operate in Angola for Eni Angola.
The jack-up **Perro Negro 2** operated in Abu Dhabi for Total Abu Bukhoosh.
The jack-up **Perro Negro 3** started operations in January in the Persian Gulf for Harrington Dubai.
The jack-up **Perro Negro 4** continued operations in Egypt for Petrobel.
The jack-up **Perro Negro 5** continued operations in Saudi Arabia for Saudi Aramco.
The jack-up **Perro Negro 6** continued operations in Angola for Petrobel.
The jack-up **Perro Negro 7** continued drilling operations in Saudi Arabia for Saudi Aramco.
The **Packaged 5820** installation continued operations in Libyan waters for Mobruk Oil Operations Co.

In Congo, the new tender assisted rig **TAD 1** continued drilling operations for Eni Congo SA.
Also in Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo SA.

In Peru, two rigs chartered by Petrotech performed 85 workover and pulling operations, while two tender assisted rigs chartered by BPZ Energy drilled five wells and performed two heavy workover operations.

Utilisation of vessels

Vessel utilisation in the first half of 2010 was as follows:

Vessel	Days under contract
Semi-submersible platform Scarabeo 3	181
Semi-submersible platform Scarabeo 4	181
Semi-submersible platform Scarabeo 5	181
Semi-submersible platform Scarabeo 6	163 (*)
Semi-submersible platform Scarabeo 7	181
Drillship Saipem 10000	166 (*)
Jack-up Perro Negro 2	170 (*)
Jack-up Perro Negro 3	150 (*)
Jack-up Perro Negro 4	181
Jack-up Perro Negro 5	174 (*)
Jack-up Perro Negro 6	181
Jack-up Perro Negro 7	181
Tender Assisted Drilling Unit	153 (*)

(*) For the remaining days (to 181), the vessel underwent class reinstatement works.

ONSHORE DRILLING

General overview

In the Onshore Drilling sector, the Saipem Group operates in Italy, Algeria, Saudi Arabia, Kazakhstan, Ecuador, Colombia, Brazil, Bolivia, Peru, Venezuela, Congo and Ukraine.

Market conditions

The partial recovery in economic and market conditions had a slight positive effect on the Onshore Drilling sector. In North America, while activity picked up in the United States, there was a marked fall in Canada. Overall, the number of active rigs was up approximately 4% against year end 2009, although roughly 30% down in comparison with the peaks recorded in October 2008.
Internationally, the change was similar (+3% compared with year end 2009). The areas where growth was highest included Latin America, and, to an extent, the Middle East and North America.

New contracts

The most significant contracts awarded to the Group during the first half of 2010 were:
- two contracts in Kazakhstan with ExxonMobil Kazakhstan Inc (EMKI) for the decommissioning and transportation of two rigs owned by the client already operated by Saipem. Saipem will also carry out conversion activities on one of the two rigs;
- other new contracts with several clients for the charter of four rigs in Algeria and Peru, two of which are presently idle. The contracts encompass the utilisation of the rigs starting from the first quarter of 2010 for a varying period of six months to two years.

Capital expenditure

Capital expenditure in the Onshore Drilling sector included:
- the conclusion of construction activities on a new rig due to operate in Italy for Total Italia;
- the continuation of construction works on two new rigs due to operate in Kazakhstan for Agip KCO;
- upgrading and integration works on rigs and installations to ensure operational efficiency.

Work performed

Activities comprised the drilling of 113 wells, totalling 387,343 metres drilled.

In **Italy**, where the Group has four rigs, onshore drilling operations were performed on behalf of Eni Exploration & Production utilising two extended-reach drilling and workover rigs in the provinces of Novara and Potenza, while a third rig began drilling operations for Total Italia in the province of Matera.

In **Saudi Arabia** seven rigs operated during the first half of 2010 for Saudi Aramco and one rig operated for South Rub Al-Khali Co Ltd.

In **Algeria** seven rigs operated for First Calgary Petroleum, Repsol, Gazprom, ConocoPhillips and Groupement Sonatrach Agip.

In **Congo** two rigs operated for Eni Congo.

In **Peru** the Group has seven drill rigs and twelve work over and pulling rigs and also operates rigs owned by third parties. The drill rigs drilled a total of eight wells for Perenco, Interoil, Talisman and Petrobras, while a total of five hundred and thirty-three work over and

pulling operations were carried out for Pluspetrol, Petrobras, Petrotech and Interoil.

In **Venezuela** the Group has twenty-four drill rigs and four work over and pulling rigs. The drill rigs drilled a total of sixty-three wells, mainly for PDVSA, but also for Petroquiriquire, Petrowayu and Baripetrol, while a total of fifty-six work over and pulling operations were carried out for PDVSA.

In **Brazil** three rigs drilled six wells for Petrobras.

In **Colombia**, where the Group has six rigs, two rigs drilled two wells for Petrolifera and Perenco Colombia.

In **Kazakhstan** drilling/workover operations continued on behalf of Karachaganak Petroleum Operating (KPO) in the province of Uralsk. During the year, three rigs owned by Saipem continued drilling operations in Uralsk and Aktobe provinces for Zhaikmunai Llp, Maersk Oil Kazakhstan and OilTechnoGroup. An additional four rigs were used: one chartered from the local company Kazburgas and three from the US company Parker. Work commenced on two contracts in Kazakhstan for ExxonMobil Kazakhstan Inc (EMKI) for the decommissioning and transportation of two rigs owned by the client.

Drilling operations have almost been completed on the 'D' Island project on behalf of Agip KCO in the northern areas of the Caspian Sea. The project comprises drilling operations in Block D of the Kashagan field, to be carried out utilising two rigs owned by the client.

Utilisation of equipment

Average utilisation of rigs in the first half of 2010 stood at 95.8% (91.1% in 2009). At June 30, 2010, the Company owned 85 rigs (plus 2 rigs under construction), located as follows: 28 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 6 in Colombia, 4 in Italy, 3 in Kazakhstan, 3 in Brazil, 2 in Ukraine, 2 in Congo, 2 in Ecuador and 1 in Bolivia. Additionally, 5 third-party rigs were used in Peru, 4 third-party rigs were used by the joint venture SaiPar and 2 third-party rigs were used in Kazakhstan.

Financial and economic results

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

RESULTS OF OPERATIONS

Saipem Group - Income statement

Year 2009	(€ million)	First half 2009	First half 2010	% Ch.
10,292	**Net sales from operations**	**5,158**	**5,385**	**4.4**
14	Other operating income and revenues	7	5	
(7,227)	Purchases, services and other costs	(3,600)	(3,740)	
(1,483)	Payroll and related costs	(763)	(786)	
1,596	**Gross operating profit**	**802**	**864**	**7.7**
(440)	Depreciation, amortisation and impairment	(220)	(237)	
1,156	**Operating profit**	**582**	**627**	**7.7**
(100)	Finance (expense) income	(55)	(63)	
7	Net income from investments	10	4	
1,063	**Profit before income taxes**	**537**	**568**	**5.8**
(288)	Income taxes	(145)	(158)	
775	**Profit before minority interest**	**392**	**410**	**4.6**
(43)	Net profit attributable to minority interest	(18)	(30)	
732	**Net profit**	**374**	**380**	**1.6**

Net sales from operations for the first half of 2010 amounted to €5,385 million, an €227 million increase compared to the same period of 2009, due to greater volumes generated in the Onshore and Drilling sectors. **Gross operating profit** amounted to €864 million, a 7.7% increase versus the same period of 2009.

Depreciation and amortisation of tangible and intangible assets amounted to €237 million, representing an increase compared with the first half of the previous year, mainly due to new rigs beginning operations in the Drilling sector.

Operating profit for the first half of 2010 amounted to €627 million, a €45 million increase over the first half of 2009. This figure is analysed in detail in the subsequent sections describing the performance of the various business activities.
Net finance expense increased by €8 million compared with the first half of 2009, mainly due to the increase in net borrowings.
Net income from investments, amounting to €4 million, was down compared with the first half of 2009, during which period, however, the net income earned from investments was particularly high (€10 million compared with €7 million for the whole of 2009).
Profit before income taxes stood at €568 million, a 5.8% increase versus the first half of 2009.
Income taxes amounted to €158 million, an €13 million increase compared to 2009, due to an increase in taxable income and the increase in the tax rate from 27% in the first half of 2009 to 27.8% in the first half of 2010.
Net profit stood at €380 million, an 1.6% increase over the first half of 2009.

Operating profit and costs by function

Year 2009	(€ million)	First half 2009	First half 2010	% Ch.
10,292	**Net sales from operations**	**5,158**	**5,385**	**4.4**
(8,714)	Production costs	(4,381)	(4,514)	
(100)	Idle costs	(35)	(62)	
(114)	Selling expenses	(60)	(74)	
(17)	Research and development costs	(5)	(6)	
(9)	Other operating income (expenses)	(4)	(10)	
1,338	**Contribution from operations**	**673**	**719**	**6.8**
(182)	General and administrative expenses	(91)	(92)	
1,156	**Operating profit**	**582**	**627**	**7.7**

In the first half of 2010, the Saipem Group achieved net sales from operations of €5,385 million, an €227 million increase compared to the same period of the previous year, as previously mentioned.
Production costs (which include direct costs of sales and depreciation of vessels and equipment) amounted to €4,514 million (€4,381 million in 2009), representing a significant increase which was in line with the increase in sales volumes for the period.
Idle costs increased by €27 million, mainly due to a drop in vessel utilisation in the Offshore sector.
Selling expenses of €74 million showed an €14 million increase compared with the same period of the previous year, due to an increase in commercial activities.
Research and development costs included in operating costs increased by €1 million.

Contribution from operations recorded a significant 6.8% increase to €719 million, with a contribution margin percentage of 13.4%, which was slightly higher than in the first half of 2009.

General and administrative expenses of €92 million rose by €1 million compared with the same period of the previous year.
The analysis by business sector is as follows:

Offshore

Year 2009	(€ million)	First half 2009	First half 2010
4,341	Revenues	2,197	**2,159**
(3,531)	Cost of sales	(1,786)	**(1,761)**
810	Gross operating profit	411	**398**
(195)	Depreciation and amortisation	(98)	**(100)**
615	Operating profit	313	**298**

Revenues for the first half of 2010 amounted to €2,159 million, which was close to the figure recorded for the same period of 2009. Activities were mainly carried out in West Africa and in Kazakhstan.
The cost of sales amounted to €1,761 million, representing a 1.4% decrease compared to the first half of 2009.

Depreciation and amortisation rose by €2 million compared with the same period of 2009.
Operating profit for the first half of 2010 amounted to €298 million, equal to 13.8% of revenues, versus €313 million, equal to 14.2% of revenues, in the first half of 2009. Meanwhile, the gross profit margin stood at 18.4% versus 18.7% in the first half of 2009.

Onshore

Year 2009	(€ million)	First half 2009	First half 2010
4,831	Revenues	2,406	**2,555**
(4,493)	Cost of sales	(2,242)	**(2,361)**
338	Gross operating profit	164	**194**
(48)	Depreciation and amortisation	(26)	**(18)**
290	Operating profit	138	**176**

Revenues for the first half of 2010 amounted to €2,555 million, representing a 6.2% increase compared to the same period of 2009, attributable essentially to the increase in volumes in Saudi Arabia and North and West Africa.
The cost of sales of €2,361 million also rose compared with the first half of 2009, in line with the increase in revenues.

Depreciation and amortisation, on the other hand, fell by €8 million.
Operating profit for the first half of 2010 amounted to €176 million, compared to €138 million in the first half of 2010, with the margin on revenues increasing from 5.7% to 6.9%. Meanwhile, the gross profit margin stood at 7.6% compared with 6.8% in the same period of the previous year. The increase in margin is attributable to an improved operating performance.

Offshore Drilling

Year 2009	(€ million)	First half 2009	First half 2010
566	Revenues	286	**346**
(279)	Cost of sales	(140)	**(164)**
287	Gross operating profit	146	**182**
(95)	Depreciation and amortisation	(46)	**(64)**
192	Operating profit	100	**118**

Revenues for the first half of 2010 amounted to €346 million, representing a 21% increase on the same period of 2009, attributable mainly to the full-scale activities of the jack-ups Perro Negro 6 and the semi-submersible vessels, Scarabeo 4 and Scarabeo 7.
The cost of sales increased by 17.1% compared to the first half of 2009. This increase reflected the increase in sales volumes for the period.
Depreciation and amortisation increased by €18 million versus the first half of 2009, due to the full-scale operation of vessels that underwent preparatory works in 2009 and to the full scale activity of the Perro Negro 6.
Operating profit for the first half of 2010 amounted to €118 million, compared to €100 million in the first half of 2009, with the margin on revenues decreasing from 35.0% to 34.1%.
Meanwhile, the gross profit margin stood at 52.6%, which represented an improvement on the 51.0% recorded in the first half of 2009.

Onshore Drilling

Year 2009	(€ million)	First half 2009	First half 2010
554	Revenues	269	**325**
(393)	Cost of sales	(188)	**(235)**
161	Gross operating profit	81	**90**
(102)	Depreciation and amortisation	(50)	**(55)**
59	Operating profit	31	**35**

Revenues for the first half of 2010 amounted to €325 million, representing a 20.8% increase compared to the same period of 2009, due mainly to the start of operations of new rigs in South America and the refurbishment of two rigs owned by the client in Kazakhstan.
The cost of sales increased by 25% compared to the first half of 2009, in line with the increase in sales volumes.
The increase in depreciation and amortisation is due to the start of operations of the new rigs.
Operating profit for the first half of 2010 amounted to €35 million, versus €31 million in the first half of 2009, with the margin on revenues decreasing from 11.5% to 10.8%.
Meanwhile, the gross profit margin stood at 27.7%, versus 30.1% in the first half of 2009.

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

Saipem Group - Reclassified consolidated balance sheet(*)

The reclassified consolidated balance sheet aggregates asset and liability amounts from the statutory balance sheet according to function, under three basic areas: operating, investing and financing.

Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess Saipem's capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

June 30, 2009		(€ million)	Dec. 31, 2009		June 30, 2010	
	5,816	Net tangible assets		6,295		7,061
	757	Net intangible assets		756		754
	6,573			**7,051**		**7,815**
2,902		*- Offshore*	*3,105*		**3,434**	
477		*- Onshore*	*464*		**455**	
2,517		*- Offshore Drilling*	*2,750*		**3,089**	
677		*- Onshore Drilling*	*732*		**837**	
	50	Investments		118		122
	6,623	**Non-current assets**		**7,169**		**7,937**
	(726)	**Net current assets**		**(647)**		**(1,013)**
	68	**Assets held for sale including related net borrowings**		**-**		**-**
	(177)	Employee benefits		(182)		(187)
	5,788	**Capital employed, net**		**6,340**		**6,737**
	3,000	Shareholders' equity		3,434		3,320
	37	Minority interest		61		104
	2,751	Net borrowings		2,845		3,313
	5,788	**Total liabilities and shareholders' equity**		**6,340**		**6,737**
	0.92	**Leverage (net borrowings/shareholders' equity including minority interest)**		**0.83**		**1.00**
	441,410,900	**No. shares issued and outstanding**		**441,410,900**		**441,410,900**

(*) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 67.

Management uses the reclassified consolidated balance sheet to calculate key ratios such as Return On Average Capital Employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage), which is used to evaluate whether Saipem's financing structure is sound and well-balanced.

Non-current assets at June 30, 2010 stood at €7,937 million, an €768 million increase compared to year end 2009. The increase is due to investments in tangible and intangible assets of €782 million, depreciation and amortisation of €237 million, disposals of €3 million and the positive effect on non-current assets deriving mainly from the translation of financial statements in foreign currencies and other variations of €226 million.

Net current assets decreased by €366 million from negative €647 million at December 31, 2009 to negative €1,013 million at June 30, 2010, mainly due to the fall in working capital.

The **provision for employee benefits** amounted to €187 million, an €5 million increase compared with December 31, 2009.

As a result of the above, **net capital employed** increased by €397 million, reaching €6,737 million at June 30, 2010, compared to €6,340 million at December 31, 2009.

Shareholders' equity, including minority interest, decreased by €71 million, to €3,424 million at June 30,

2010, versus €3,495 million at December 31, 2009. This decrease reflected net profit for the period of €410 million, changes in the fair value of exchange rate, interest rate and commodity hedging instruments (€386 million) and positive effects arising from the translation into euro of financial statements expressed in foreign currencies and from other variations (€145 million), partially offset by dividend distribution (€240 million).

The increase in net capital employed and the decrease in shareholders' equity, led to an increase in net borrowings which, at June 30, 2010, stood at €3,313 million, compared to €2,845 million at December 31, 2009, representing an €468 million increase.

Analysis of net borrowings

June 30, 2009	(€ million)	Dec. 31, 2009	**June 30, 2010**
-	Financing receivables due after one year	(8)	**(10)**
300	Payables to banks due after one year	200	**300**
780	Payables to other financial institutions due after one year	1,596	**2,831**
1,080	**Net medium/long-term debt**	**1,788**	**3,121**
(1,027)	Accounts c/o bank, post and Group finance companies	(969)	**(1,183)**
(13)	Cash and cash equivalents	(17)	**(3)**
(33)	Financial assets available for sale	(36)	**(22)**
(87)	Financing receivables due within one year	(68)	**(123)**
258	Payables to banks due within one year	327	**266**
2,573	Payables to other financial institutions due within one year	1,820	**1,257**
1,671	**Net short-term debt**	**1,057**	**192**
2,751	**Net borrowings**	**2,845**	**3,313**

The fair value of derivative assets (liabilities) is detailed in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'. Net borrowings includes the fair value of interest rate swap assets (liabilities).

A breakdown by currency of gross debt, amounting to €4,654 million, is provided in Note 15 'Short-term debt' and Note 20 'Long-term debt and current portion of long-term debt'.

Statement of comprehensive income

(€ million)	First half 2009	2010
Net profit	**392**	**410**
Other items of comprehensive income:		
- change in the fair value of cash flow hedges (*)	125	(484)
- investments carried at fair value	1	-
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	(5)	122
- income tax relating to other items of comprehensive income	(18)	98
Other items of comprehensive income	**103**	**(264)**
Total comprehensive income	**495**	**146**
Attributable to:		
- Saipem	478	104
- minority interest	17	42

(*) The change in the fair value of cash flow hedges relates almost exclusively to transactions with the parent company Eni.

Changes in shareholders' equity

(€ million)	
Shareholders' equity including minority interest at December 31, 2009	**3,495**
Total comprehensive income	146
Dividend distribution	(240)
Buy-back of treasury shares	16
Cost related to stock options	4
Exchange rate differences deriving from the distribution of dividends and other changes	3
Total changes	**(71)**
Shareholders' equity including minority interest at June 30, 2010	**3,424**
Attributable to:	
- Saipem	3,320
- minority interest	104

RECLASSIFIED CASH FLOW STATEMENT (*)

Saipem's reclassified cash flow statement derives from consolidated cash flow statement. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flow statement) and in net borrowings (deriving from the reclassified cash flow statement) that occurred between the beginning and the end of the period. The measure enabling such a link is represented by the free cash flow, which is the cash in excess of capital expenditure requirements. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of treasury shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange rate differences.

Year 2009	(€ million)	First half 2009	First half 2010
732	Net profit	374	**380**
43	Minority interest	18	**30**
	Adjustments to reconcile cash generated from operating profit before changes in working capital:		
482	Depreciation, amortisation and other non-monetary items	219	**227**
-	Net gains on disposal of assets	(1)	**-**
320	Dividends, interest and taxes	172	**173**
1,577	**Net cash generated from operating profit before changes in working capital**	**782**	**810**
(363)	Changes in working capital relating to operations	(340)	**(141)**
(247)	Dividends received, income taxes paid, interest paid and received	(110)	**(84)**
967	**Net cash flow from operations**	**332**	**585**
(1,615)	Capital expenditure	(880)	**(782)**
-	Investments and purchase of consolidated subsidiaries and businesses	-	**-**
9	Disposals	5	**3**
11	Other cash flow related to capital expenditures, investments and disposals	-	**-**
(628)	**Free cash flow**	**(543)**	**(194)**
184	Net investments related to financing activities	188	**(40)**
219	Changes in short and long-term financial debt	185	**570**
7	Sale (buy-back) of treasury shares	1	**16**
(239)	Cash flow from capital and reserves	(239)	**(240)**
45	Effect of changes in consolidation and exchange differences	50	**88**
(412)	**CHANGE IN CASH AND CASH EQUIVALENTS FOR THE PERIOD**	**(358)**	**200**
(628)	**Free cash flow**	**(543)**	**(194)**
7	Sale (buy-back) of treasury shares	1	**16**
(239)	Cash flow from capital and reserves	(239)	**(240)**
47	Exchange differences on net borrowings and other changes	62	**(50)**
(813)	**CHANGE IN NET BORROWINGS**	**(719)**	**(468)**

(*) See 'Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes' on page 67.

Net cash flow from operations (€585 million) only partially funded capital expenditures, thus generating a negative free cash flow of €194 million.
Cash flow from capital and reserves, which amounted to a negative €240 million, were due to the payment of dividends. The sale of treasury shares for incentive schemes for managers generated a positive cash flow of €16 million, while the effect of exchange differences

on net borrowings and other changes produced a net outflow of €50 million.
As a result, net borrowings increased by €468 million.
In particular
Net cash generated from operating profit before changes in working capital of €810 million related to:
- net profit for the period of €410 million, including minority interest of €30 million;
- depreciation, amortisation and impairment of tangible and intangible assets of €237 million. The change in the provision for employee benefits had a positive impact of €1 million;
- losses (gains) on and impairments of current assets, and exchange differences and other changes, which had a negative effect of €11 million;
- net finance expense of €15 million and income taxes of €158 million.

The negative change in working capital related to operations of €141 million were due to financial flows of projects underway.

Dividends, interests and income taxes paid during the first half of 2010 of €84 million were mainly related to taxes paid and refunded and to the purchase and sale of tax credits.

Capital expenditure in the first half of 2010 amounted to €782 million. Details of investments by sector are as follows: Offshore (€346 million), Offshore Drilling (€313 million), Onshore Drilling (€117 million) and Onshore (€6 million). Additional information concerning capital expenditure in the first half of 2010 can be found in the 'Operating Review' section.

Cash flow generated by disposals amounted to €3 million.

KEY PROFIT AND FINANCIAL INDICATORS

Return On Average Capital Employed (ROACE)

Return On Average Capital Employed is calculated as the ratio between adjusted net profit before minority interest, plus net finance charges on net borrowings less the related tax effect and net average capital employed. The tax rate applied on finance charges is 27.5%, as per the applicable tax legislation.

Return On Average Operating Capital

To calculate the Return On Average Operating Capital, the average capital employed is netted of investments in progress that did not contribute to net profit for the period, which amounted to €2,225 million at December 31, 2009, €1,957 million for the twelve-month period ended June 30, 2009 and €2,743 for the twelve-month period ended June 30, 2010.

Twelve-month period ended:		Dec. 31, 2009	June 30, 2009	June 30, 2010
Net profit	(€ million)	775	810	**793**
Exclusion of net finance expense (net of tax effect)	(€ million)	73	73	**78**
Unlevered net profit	(€ million)	848	883	**871**
Capital employed, net:	(€ million)			
- at the beginning of period		4,810	4,528	**5,788**
- at the end of period		6,340	5,788	**6,737**
Average capital employed, net	(€ million)	5,575	5,158	**6,263**
ROACE	(%)	**15.2**	**17.1**	**13.9**
Return On Average Operating Capital	(%)	**23.8**	**25.4**	**22.3**

Net borrowings and leverage

Saipem management uses leverage ratios to assess the soundness and efficiency of the Group's capital structure in terms of an optimal mix between net borrowings and shareholders' equity, and to carry out benchmark analyses against industry standards.

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings and shareholders' equity. Management's objective is to restore a leverage ratio of about 0.5 in the medium term.

	June 30, 2009	**June 30, 2010**
Leverage	0.92	**1.00**

Research and development

During the first half of 2010, innovation technology activities were implemented in accordance with the relevant plans. Responsibilities for the development of new technologies and implementation of new initiatives were divided up between Asset Technology, Offshore Technology and Onshore Technology.

Asset technology

Saipem Group's asset technology initiatives are conducted with the aim of improving the sustainability of the Group's activities in terms of competitiveness, operational reliability and lower environmental impact through technological innovation. During the first half of 2010, a number of projects moved from the concept phase to the experimental phase

The Field Joint Coating systems, the technology for remote monitoring of buckling during pipe launch operations and excavation technologies for certain critical operating scenarios in fact all entered the results validation phase.

Meanwhile, work is nearing completion on the detailed design of the main technical systems and subsystems for the launch and production facilities of the new pipelay vessel CastorOne.

Finally, the period saw two important events take place: the 2009 edition of the 'Trofeo dell'Innovazione' (Innovation Trophy) and the Offshore and Arctic Technology Development Workshop.

Offshore technology

The Group's activities in the offshore technology sector in the first half of 2010 centred around the study of potential solutions (in terms of architecture, concepts and technologies) for deepwater oil and gas field development and the monetisation of offshore natural gas reserves.

In the subsea processing area, the effort was focused on generic studies of field architecture and the development of innovative subsea processing systems. In addition, the half year period saw the first phase of a Joint Industry Project to conduct performance tests on a new gas/liquid separation system. This phase, which was partially financed by Total and BP, involved tests on a vertical separator under actual flow conditions such as, for example, an oil, water and gas mixture under pressure. The tests confirmed the effectiveness of the separator. At the same time, following the success of the series of tests conducted at the end of 2009, work continued on the development of an innovative liquid-liquid separation process.

In the SURF (Subsea, Umbilical, Riser and Flowline) area, work continued on the qualification of the pipe-in-pipe forged ends system. Investigations continued during the first half of 2010 into in situ thermal insulation of deep water subsea structures and the development of new risers for application in any depth of water.

Research and development activities resumed during the period into Dry-Tree floating production systems, with studies conducted into the application of Well-Head Barge technology in West Africa. Deployment of this system has proved particularly promising for the development of reserves located in deepwaters or characterised by difficult conditions.

With regard to the use of floating production systems in the Barents Sea, numerous issues relating to offshore

production in arctic zones were investigated. Among the most significant included mooring and disconnection capability under ice conditions and operability and adaptation techniques under winter conditions (i.e. winterisation).

In the offshore LNG segment, work continued on generic studies regarding small-medium scale solutions for the development of solutions for the ship-to-ship transfer of Liquefied Natural Gas, such as air or floating hoses.

In the renewable energy sector, work was carried out in various areas:
- engineering activities for the completion of the first large scale demonstration plant for tidal energy recovery, which should start operations by 2011;
- research project to develop a proprietary thermal energy storage system, partially financed using public funds;
- preliminary activities regarding open sea wind energy production systems.

Finally, a preliminary study was carried out in relation to the use of renewable energy in oil and natural gas production.

Onshore technology

In this sector, Saipem is pursuing an objective of developing process technologies and related proprietary know-how and applying the most up to date third party technologies to support its clients' investment projects in all phases, from design through to construction, in the most modern, effective and sustainable fashion.

Activities during the period concentrated in particular on achieving continuous improvements in the performance of the proprietary fertiliser production technology 'Snamprogetti™ Urea', which to date has been licensed in 118 plants globally.

Following the design of the world's three largest single train urea plants (Engro in Pakistan and Qafco 5-6 in Qatar), which have a capacity of 3,850 tonnes/day, the conceptual design was developed for a 5,000 tonnes/day plant using the same proven and tested process sequence. Development activities focused on optimising the piping, instrumentation and the arrangement of the various sections.

In addition, the design of a pilot plant for ammonia recovery is underway as part of the 'zero emissions urea' project, which will be applied in a commercial plant.

Following Saipem's engagement as main EPC contractor on the GL-3Z liquefied natural gas project for Sonatrach, in Arzew, Algeria, work is currently being completed on structural development and optimisation studies which will have positive effects for future liquefied natural gas projects.

Thanks to the Carbon Capture and Storage know-how Saipem has acquired, it is now in a position to offer EPC services on the Enel CCS project at the electrical power plant in Porto Tolle, in Italy. The project involves the capture of CO_2 from exhaust gases produced by the coal fired plant, its transportation via sea or land using a system of pipes of up to 100 km in length and, finally, its storage in saline aquifers located under the sea bed.

In the same field, Saipem began design work on a pilot dense phase CO_2 transport line to be built at the

Brindisi power plant in the framework of the Eni/Enel strategic cooperation agreement on CCS.

Adoption began of the new Production Data Integration Model – a system which minimises inefficiencies and improves integration between engineering, construction and the other phases of project execution. The aim is to improve design, project execution efficiency and data integrity.

Work is being completed on the construction of the first ENSOLVEX industrial plant at the Eni R&M refinery in Gela (Italy). ENSOLVEX is a new technology for soil remediation and sediments contaminated by organic compounds. The pre delivery phase is expected to take place in September.

Delivery was completed during the period of the first semi-commercial scale plant for the removal of carbon dioxide emissions from refinery gases, which uses the biofixation of microalgae selected by Eni R&M's laboratories. The biomass produced as a result could be used in the future for the production of biofuels.

Saipem provided engineering and project management support in connection with the technological development and commercial implementation of EST - Eni Slurry Technology, for which the first commercial plant is currently being constructed at the Eni R&M refinery in Sannazzaro, Italy.

Quality, Health, Safety and Environment

Quality

The first half of 2010 saw all Saipem Group companies continue to fulfil their commitment to ensuring the implementation of the Group Quality Policy in the management of projects of all types and degrees of complexity and in the coordination of permanent organisational processes.

With the reorganisation of the QHSE department, which saw the direction, coordination and control role of the Corporate Quality department further emphasised, in contrast with the more operational role assigned to specific, dedicated QHSE departments at Business Unit (BU) level, significant progress was made, with the direct involvement of top management, in defining improvement targets for Group companies, identifying indicators for monitoring the performance of organisational processes and operating projects and in the continuous measurement of internal and external client satisfaction levels.

To ensure compliance with market requirements, which are extremely varied and competitive and with the international standard ISO 9001:2008, innovative project quality management and quality control tools continued to be defined and implemented.
The first half of 2010 also saw the continuation or commencement of the following initiatives.
In the Corporate and business support process area:
- beginning of work to define the structure of special areas dedicated to the QHSE units of operating companies and main branches ('QHSE Corners') on the 'QHSE Site' portal, for the purpose of sharing know-how and storing documentation relating to pertinent issues;
- specific quality management system reviews for Business Units/business support departments;
- support with the standardisation of Yard Organisational Structure and beginning of mapping in collaboration with the IBIS project 'Fabrication Yards Operation' for the identification of optimal yard processes, principal process gaps and related IT programs, Quality Control processes (Material Inspections, Welding and Painting/Coating, Dimensional Inspections and Non Destructive Testing) and related inspection support systems;
- support to the Post Order Services department during audits at external expediting and inspection agencies and shipping and customs firms;
- implementation of a project sponsored by top management for monitoring Saipem Group customer satisfaction. In addition to the publication of a dedicated Corporate Standard, an application was developed capable of recording clients' feedback via the web and performing analyses;
- the launch of a campaign to raise awareness of the Group's quality principles, consisting of an introductory video and the distribution in all Group offices of posters dealing with the theme of 'involving resources';
- the issue of sector specific Quality bulletins informing Saipem personnel of improvement initiatives launched during the half year period;
- performance of an integrated audit of internal processes with a special focus on the application of the Golden Rules & Silver Guidelines defined by Saipem Top Management;
- support provided to operating companies and BUs with gathering, capitalising on and sharing Lessons Learned that emerge during Group activities.

In the Offshore BU:
- beginning of experimentation at Fabrication Yards of NDT 'Phased Array' technology, with a view to progressively reducing the use of the radiography

technology currently employed, which is less efficient, less accurate and a source of ionising radiation;
- beginning of management and technical support at FPSO units, with the objective not only of fulfilling the requirements of the quality management system but also the requirements defined by clients in contracts;
- definition of a single, unambiguous on board Quality reference in order to improve support to on board Management with regard to operational and maintenance activities and management of the on board quality system;
- beginning of project to standardise onboard operating manuals and management systems in order to facilitate resource mobility between vessels.

In the Onshore BU:
- consolidation of performance indicators related to permanent and project processes;
- completion of general procedures for Onshore Engineering Function and planning of their circulation to all Operating Centres;
- sharing of Onshore quality management system with all Operating Centres and planning of transformation of Saipem SpA Onshore general procedures into Corporate Standards applicable to all Onshore projects.

In the Drilling BU:
- continuation of management system for controlling tubular goods inspections;
- implementation of Quality Management system on newly constructed drilling rigs.

In the Asset area:
- consolidation of support for vessel investment projects in terms of project office, quality control at yards and supplier monitoring;
- consolidation of Quality assurance/control activities in yards for Offshore Construction and Drilling fleet maintenance projects, including principal vessel upgrading/refurbishment works to meet client requirements;
- finalisation and initial implementation of a formal engineering review and control process in the Asset Offshore area, initially for the most critical items of equipment on vessel investment projects currently underway.

Health

Saipem's health and medical service continued with its usual activities of prevention, protection and promotion and the provision of emergency medical assistance to employees at companies and operating sites, within the framework of the Health Management System.

Improvements continued to be made to the e-Health system, which provides employees all over the globe with online access to information regarding health issues. The Health portal, which can be accessed via the company intranet, provides accurate and reliable information (both general and work-related) regarding local and global epidemiological conditions, and infectious and non infectious diseases. The list of countries for which medical and health risks/information are provided is constantly updated and expanded, as is the content of the presentations.

Implementation and alignment of health surveillance activities in compliance with the requirements based on the applicable European directives and Italian law.

Transformation of the electronic database GIPSI (Gestione Informatizzata delle Prestazioni Sanitarie Individuali) into a health management archive.

Periodic meetings attended by 'Employers', delegates and trade union organisations for the analysis of anonymous, aggregated data regarding the results of health surveillance activities at company/business unit level and review of actions undertaken.

Periodic analysis of health care facilities in Italy with whom Saipem has an agreement in place. Saipem's Health and Medical Service has agreements with more than 20 Occupational Medicine Centres in Italy for the implementation of reliable and efficient health surveillance programmes.

Training programme pursuant to Italian occupational medicine legislation, entitled Pre-Travel Counselling. The aim of the programme is to facilitate and promote a travel medicine culture by keeping workers informed with regard to 'destination risks' through one-to-one presentations and training programmes in San Donato Milanese, Fano, Rome and Vibo Valentia.
The Italian version of the health manual 'Sì Viaggiare' was reviewed, updated and improved and was released in a second edition. In addition to giving general advice for travellers, the manual provides information on the most common illnesses, and on risks connected with travel and climatic conditions and health-related risks.
SIMEL organised a symposium on the offshore vessel Saipem 7000 with the most important scientific health

organisations with the theme: 'Prevention, Promotion and Protection of the health of travelling workers'. The representatives of the external organisations illustrated the most important issues connected with the symposium's chosen theme. The proceedings of the symposium will be published shortly.

The period also saw the continuation of the cardiovascular disease prevention programme, with the creation of a series of structured tutorials in movie form controlled using mouse tracking. A CD containing information useful for the development and implementation of the programme in operating sites was created and distributed to medical coordinators.

The long standing in-house first aid course, PRIIN, (Pronto Intervento Intelligente - 'Intelligent First Aid') underwent a complete review during the period. All of the updated training modules and presentations were published on the health portal.

Additional work was done to improve and update the GIPSI application with the aim of achieving paperless reporting. This is expected to be fully implemented during 2011.

Diabetes has become an increasingly common diseases, especially in developing countries, and can seriously compromise an employee's fitness for work. In order to monitor at risk workers and to identify the disease in its early stages, Saipem's Health and Medical Service launched a pilot telediabetology programme on board the Saipem 3000. Depending on the results of the pilot programme and an assessment of its applicability, the programme will subsequently be extended to other Saipem worksites.

As part of the disease prevention and lifestyle change campaign run in collaboration with Ligabue Catering SpA and the CSA (Centro Studi dell'Alimentazione - Centre for Dietary Studies), the BE'ST (BEautiful lifeSTyle) programme was created. The objective of the programme is to create alternative menus based on the Mediterranean diet, optimise workers' eating habits and, above all, to promote a lifestyle change in remote areas by emphasising the creation of a health culture among Saipem employees.

Internal health audits ensure the constant monitoring and improvement of health management activities and, as such, continue to represent an integral part of the Group's health management system.

Safety

In the three years since Leadership in Safety was launched, phase 1 of the programme has almost hit the 400 workshop mark, and has seen the participation of more than 5,000 leaders in 32 different countries.
The period also saw a huge number of official communication events (phase 2), involving more than 10,000 people as well as tens of managers involved in facilitating the events at a local level.
The third phase of the LiS programme, consisting of the 'FiveStars' training sessions, reached a total of 200 events, with the participation of more than 2,000 people.
In order to achieve a profound and lasting cultural change, the Development Team, in collaboration with experts from the sector, conceived a new approach to cultural change called Viral Change.
In addition, in April, the LiS programme received further international recognition when it received the award for best HSE presentation at the 10th SPE Conference (Society of Petroleum Engineers).

As of the end of the first half of 2010, the Leadership in Safety programme will change name to Leadership in Health & Safety. This name change is to reflect the fact that the scope of the programme will be extended to cover health and wellbeing issues, with the aim of ensuring a safe and healthy future for all company workers.

The first half of the year saw work continue on the development of the Saipem SpA HSE training protocols, which define basic rules for the development of training programmes for all Saipem Professional Roles. Every training programme comprises a series of training modules considered as necessary to develop the capabilities and competencies corresponding to the various professional roles.
Training modules are included in training programmes based on a classification under three different priority levels: the first two levels correspond to basic training for a specific role and contain the modules considered as necessary to enable the worker to carry out his/her operational activities, while the third level relates to complementary training.
The training protocols constitute the basis for the development, in accordance with legal requirements and Saipem policies, of yearly general Training Plans for professional roles and specific project Training Plans adapted to meet the requirements of a specific working environment.
The final phase of work on the HSE training protocols will see the completion of the training programmes on

the basis of specific indications received from the Business Units. This will be immediately followed by the implementation of the overall process, which is expected to take place in the third quarter of 2010.

During the first half of the year, Saipem continued work on the development of training programmes for Offshore Crane Operators. Schiedam in Holland was selected during the period as the location of the Training Centre. Training at the centre will involve a mixture of theoretical classes plus practical experience using a crawler crane.

Environment

During the second half of 2009, Saipem launched a project to develop an environmental awareness campaign aimed at personnel, with the principal objective of encouraging responsible behaviour.
The campaign was launched at Saipem work sites on June 5 and aimed to focus the attention of personnel on the environmental impact that is potentially caused by the company's activities.
The main themes of the campaign were:
- energy saving;
- oil spill prevention;
- waste recycling;
- water saving and re-use;
- reducing our ecological footprint.

For the launch of the campaign on World Environment Day, the QHSE Department sent out information packs on 'Energy saving' to all Saipem work sites around the world for use when presenting the initiative in meetings with management and workers.

Following the publication in the Ordinary Supplement to the Official Gazette of January 13, 2010, of the Ministerial Decree of December 17, 2009, the new waste tracking system SISTRI (Sistema di controllo della tracciabilità dei rifiuti) came into force.
The objective of the new system is to gradually replace – for hazardous and non-hazardous special waste – the current paper system based on waste registers, waste identification forms and environmental declaration forms (MUD, Modello Unico di Dichiarazione ambientale) with an innovative computerised procedure.
Saipem SpA and Saipem Energy Services have registered with SISTRI in compliance with the timeframe indicated in the relevant legislation.

Sustainability

Saipem's sustainability strategy, which aims to maximise the local content of its activities as a means of gaining a competitive advantage and achieving the integration of the business within the local socio-economic context, is increasingly focusing on promoting the creation of value for its stakeholders and strengthening relationships with host countries and communities, clients and local suppliers.

Externalities evaluation study

Saipem's approach to sustainability and maximising local content is focused on promoting sustainable development in the areas in which it operates and invests through the creation of wealth, achieved by fostering and developing local suppliers and human capital. To provide a quantitative evaluation of the socio-economic effects of the sustainability strategy, studies have been underway since 2009 to measure the impact of the activities of Saipem's subsidiaries on the socio-economic fabric of host countries. On such study was commenced during the first few months of 2010 in Angola, and is currently being completed.
The aim of the project is to study and measure the direct, indirect and induced socio-economic impact of Saipem companies in Angola in 2009.
Three categories of impact were analysed and measured:
- the economic value created, in terms of locally sourced purchases, taxes paid to local authorities, and remuneration of employees;
- employment created;
- human capital development, in terms of the greater pay expectancy over a five-year period for an employee that received training.

For each impact category, the total impact and the multiplication factor (which indicated the size of the impact) were calculated.
The results of the analysis showed that Saipem's Local Content maximisation strategy has had significant positive effects on the socio-economic development of the region.
In May 2010 a study of the socio-economic impact of the activities of Saipem associate Petrex in Peru was launched.

Relationships with stakeholders

In May, the fourth Sustainability Report, detailing the Group's sustainability performance in 2009, was published. The report was certified by PricewaterhouseCoopers.
The structure of the 2009 Sustainability Report which, in line with the thrust of the year's operating activities, focused on the Local Content strategy as a distinctive characteristic of Saipem, included specific sections designed to reflect the heterogeneous nature of the report's readership and which integrate with the contents of the Company website and the other Sustainability Communication tools.
The document also includes reports from several important stakeholders regarding the specific countries analysed.
In addition, a summary of the Sustainability Report is in the process of being published. A similar document was also published in 2008, but for internal use only. The new version has been reviewed in terms of format and content, with a view to making it an agile tool for communicating with external stakeholders. The summary will be made available in Italian, English and French.

Saipem's Sustainability communication strategy has also been made strongly oriented towards local level

requirements. As well as the engagement activities carried out by the operating companies in countries deemed of strategic importance for operating activities, the period saw the publication of new Country Case Studies on Kazakhstan (including a description of the external impact assessment and its results) and Peru, and a Case Study regarding the West Delta Deep Marine Phase IV and Sequoia Joint Development projects undertaken in Egypt.

In June 2010, the first internal Saipem Group Sustainability Convention was held. More than 70 people from various areas of the Saipem world participated, including representatives of the Corporate functions and the three Business Units.

Initiatives in local communities

Sustainability projects continued during the period in areas where Saipem operates. Details are provided below of the most significant activities carried out in locations where Saipem has a stable long-term presence.

In Kazakhstan, the implementation continued of the annual sustainability plan of Ersai Llc Kazakh, which operates out of the fabrication yard near Kuryk, on the coast of the Caspian Sea.

Specifically, an advanced training project was held for Kazakh surgeons specialised in cardiology from the A. M. Syzganov National Scientific Surgical Centre at the 'Ospedali Riuniti di Bergamo' centre for the diagnosis and treatment of congenital heart disease to improve the doctors' ability to treat younger patients, including postoperative rehabilitation.

The period also saw the continuation of sustainability activities by Boscongo through a partnership with UCAC's (Catholic University of Central Africa) IST-AC Technical Institute aimed at providing support, tutoring, training and apprenticeships to students at the company's operating base.

In China, the first phase was implemented of a campaign aimed at raising safety awareness and providing safety training to 21 Chinese suppliers at the Beijing Sourcing Center. The campaign's objective was to increase the quality of the products supplied and improve the management of safety in the work place.

Further details on sustainability strategies, programmes and actions can be found in the 2009 Sustainability Report and on the Saipem website.

Human resources

The start of 2010, in line with the trend in the second half of the previous year, was characterised by an overall stability in terms of workforce numbers. The increase recorded was, in fact, mainly related to the completion of a part of the investment plan, which in 2010 saw the fitting out of new drilling and offshore vessels and the staffing of the new fabrication yard in Karimun.

The first half of 2010 saw work officially commence on the design and implementation of the HR function's new integrated governance system.
The validation of the architecture of the new model and sponsorship by the principal internal actors in the Saipem HR function of the system outputs and of the functional and technical specifications is scheduled for the end of July, after which the cross-country team will commence the operational phase of the project, which is scheduled to be completed by the end of the year. The system is designed to enable the HR function to record and analyse the performance of the various Saipem HR offices and to define and follow-up any corrective actions that may subsequently prove necessary.

The uncertain conditions and cautious approach that continued to hold sway on the international markets and in particular on the labour markets led increasingly, during the first half of 2010, to a rethink and review of the training, development and compensation tools and policies employed in recent years, in which market dynamics were different.
At present, policies and tools are tending to focus strictly on requirements, and on flexibility, pursuing a very selective identification of critical resources, with a view to obtaining maximum efficiency and achieving savings, but also towards understanding the fundamental needs of internal clients and satisfying them.

Selection activities focused increasingly on recruiting experienced personnel and on taking advantage of market opportunities, while there was a fall in the numbers of young personnel and graduates hired. Contractual conditions for the supply of external search and selection services were redefined and renegotiated, while outsourcing and partnerships were increasingly relied upon for the recruitment of particularly critical professional figures.
The Saipem recruitment Portal, eFesto, was enhanced to enable it to integrate with the company reporting processes and activities in order to ensure process traceability and greater coordination and control of the effectiveness and efficiency of the selection process.

Training activities were characterised by a marked focus on 'law compliant' initiatives. A series of courses and seminars for Employers, Safety Managers, Safety Supervisors and workers regarding the new work safety legislation was organised. In addition, e-learning courses for training related to Legislative Decree No. 231/2001 have been started. The courses now include the promotion of the Code of Ethics. Training has also been developed for members of the Compliance Committees of subsidiaries in Italy and abroad. Finally, courses regarding the new Security policies were designed and planned.
The period also saw the continuation of an intense training programme aimed at developing and consolidating the technical/specialist capabilities and skills required for roles that are critical to Saipem's business but that are difficult to find on the market. Training initiatives in the Offshore sector included the course for Prefabrication Supervisors, designed to

equip course attendees with the critical skills needed to carry out fabrication activities and the Field Engineering training course, which focuses on the management and implementation of offshore pipelay and installation projects. In the Onshore sector, support activities were carried out in connection with the redefinition of the role of the project engineer, while training investments continued in relation to the consolidation of the roles of Construction Manager and Site Assistant. The period also saw the review of the Project Management training programme, which has been oriented towards a consolidation of Onshore and Offshore Engineering Construction and Risk Management.
Finally, training is underway to support Saipem's investment plans, with intense training programmes taking place for personnel assigned to new vessels that will shortly begin operations.

Human resource development activities was the area most affected during the period by the introduction of new models and by reviews and updates of methodologies and tools. A full review of the personnel segmentation process was carried out during the first half of the year. These are the procedures and criteria used to identify resources that have significant managerial development potential or who possess important professional skills and capabilities. The process for monitoring Young Graduates was updated accordingly, in order to meet the requirements of what represents a challenging new market situation for the company and young people alike. At international level, processes and the tools that will enable the monitoring and planning of the careers of critical and talented resources to be centralised are currently being consolidated.
During the first half of the year, the 'Feedback' project was launched for all Italian and international managerial resources. The objective of the project is to enhance these resources' abilities to manage and develop their staff with respect to the Model of Excellence, which sets out the attitudes, characteristics and skills needed for success in our business.
The programme known as 'project Generation Y', which was launched in 2009, was completed during the first half of the year. Its objective is to enhance Saipem's resource management and development policies by working towards an improved awareness of the cultural and social models of Generation Y and through a more frequent and better use of the technology and opportunities offered by web 2.0. The proposals generated by the project will be implemented during the second half of 2010.

One of the most important initiatives carried out during the first half of the year was the engagement analysis of middle management employees (approximately 3,400, with a response index of above 70%) carried out at operating companies in Italy, France and the United Kingdom with the aim of analysing and identifying the factors driving the motivation and involvement of company resources. The results of the analysis and subsequent action plans will be circulated in the second half of the year.

Market trends and global economic conditions, which remained essentially stable compared with the previous year, continued to dictate a cautious attitude in relation to compensation policies. Variable incentive plans (including project incentives) and retention systems were carefully analysed and – in some cases – suspended in favour of a more selective approach taking into account the characteristics of specific labour markets as well as present business conditions and future outlooks.
In general, compensation policies regarding the fixed and variable components of remuneration at subsidiaries in the various geographical areas remained on average at around the levels recorded in 2009, with almost complete coverage of local inflation rates and compensation of critical positions at around the market average. In view of the fact that business values and future prospects remain cautiously positive, no salary cuts are planned as part of compensation policy.
In relation to management incentive schemes, the current short-term monetary incentive scheme, which is linked to individual performance and the long-term monetary scheme, linked to the company's performance in the long-term, was confirmed during the period for Italian and international managerial resources.
In order to ensure the motivation of the most critical managerial resources and to support the Company's operating performance in the long-term, the Board of Directors approved a new long-term monetary scheme to replace the stock option plan that ran until 2008, in order to ensure that the compensation package remained in line with the market average.
Annual monetary incentives based on actual 2009 management performance were paid out in April to 222 Italian senior managers (79.3% of total senior managers), with a total cost outlay of €6,509,000 (22% of the total compensation at January 1, 2010). The new targets for 2010 for the same population of senior managers were also defined during the period.
The completion of the international Global Grading

project has led to the development of an internal grading system based on typical positions in Saipem's market sector. This, together with the introduction of a new system for the calculation of expatriate compensation packages, will aid the interpretation of compensation analyses, the definition of local compensation strategies and the coordination of actions aimed at ensuring mobility and obtaining international wage comparisons.

During the first half of 2010, the organisational strategy and, consequently, Saipem's choices and actions regarding organisational aspects moved towards the creation of a structure capable of providing the business with a high level of operational flexibility together with the maximum possible efficiency, while optimising the available resources. In this regard, organisational improvements are currently being implemented in the procurement processes, the project for improvements in the maintenance processes on drilling rigs and equipment, which involved the Drilling Business Unit and the Assets function and which was aimed at enhancing the competitiveness of the Drilling business, was completed, while initiatives designed to maximise the effectiveness and efficiency of commercial and operating work processes and of the functions involved were launched.
All organisational initiatives aimed at achieving flexibility and efficiency are conducted without compromising the operating model which ensures the good governance that characterises the way Saipem goes about its business. The changes currently being implemented in national and international regulatory and control systems identify the governance model as central to the management of an enterprise and, accordingly, Saipem has acted to strengthen the design of a number of the company systems and procedures which ensure an effective system of separation and reciprocal control of responsibilities and powers.
A significant step forward in this regard was the systemisation during the period of the organisational structures and governance models of Saipem SpA branches, which included the issue of a standard Matrix of Authorisations applicable in all branches.
An important review and overall organisational optimisation was carried out in the Onshore area in the Middle East, while improvements to the geographical and functional structure were made to the Offshore business line Sonsub. Additional significant changes to organisational structures were carried out at the following overseas subsidiaries: Saipem UK Ltd, Saipem America Inc, Bos Shelf Ltd Society, Saipem (Malaysia) Sdn Bhd, PT Saipem Indonesia, Saipem Singapore Pte Ltd, Saipem Asia Sdn Bhd, Saipem (Beijing) Technical Services Co Ltd, Star Gulf Azerbaijan Branch, Saudi Arabian Saipem Ltd, Snamprogetti Saudi Arabia Co Ltd Llc, Saipem Contracting (Nigeria) Ltd as well at new set ups Saipem Ltd (in the UK) and Saipem Construction Canada Inc.
Also significant, given the impact they may generate in terms of costs savings and increase in quality, are the organisational analyses commenced in relation to the

Year			First half	
2009		(units)	Average workforce 2009	**Average workforce 2010**
12,181	Offshore		11,910	**13,590**
14,470	Onshore		14,878	**14,617**
1,531	Offshore Drilling		1,584	**1,481**
4,588	Onshore Drilling		4,653	**5,005**
3,454	Staff positions		3,466	**3,241**
36,224	**Total**		**36,491**	**37,934**
7,218	Italian personnel		7,313	**7,071**
29,006	Other nationalities		29,178	**30,863**
36,224	**Total**		**36,491**	**37,934**
6,322	Italian personnel under open-ended contract		6,356	**6,191**
896	Italian personnel under fixed-term contract		957	**880**
7,218	**Total**		**7,313**	**7,071**

Dec. 31, 2009		(units)	June 30, 2009	**June 30, 2010**
7,107	Number of engineers		7,140	**7,149**
36,468	Number of employees		35,854	**38,375**

potential outsourcing of a number of services traditionally provided by the HR function:
- transfer of all vessel fitting out activities to Global Petroprojects Services AG;
- outsourcing of payroll services for personnel at overseas associates in India to Global Petroprojects Services AG' centre in Chennai.

Saipem's approach to industrial relations is to pay careful and close attention to the socio-economic context and to the legislation in force in the countries in which it operates, with the aim of ensuring harmonisation and optimal management, in accordance with company policy, of relations with trade unions, employers' associations, institutions and public bodies.
In line with the approach described above, the first half of the year saw the completion of discussions with national representatives of Trade Union organisations from the Energy and Maritime sectors with respect to the following issues of interest to Saipem and Group companies:
- renewal of the agreement relating to the seagoing allowance for seamen serving on board special vessels;
- definition in collaboration with the technical commissions of the productivity indicators to be used for Saipem and Saipem Energy Services SpA, closure of the 2008-2009 performance bonus and calculation of the bonus paid out to employees together with their salaries for the month of May;
- an agreement was signed with workers representatives at Saipem in Vibo Valentia introducing a flexitime arrangement and regulations regarding working hours that are in line with the existing arrangements in place at San Donato Milanese, Fano and Rome;
- in March, Saipem along with other companies operating in the energy sector, signed a draft for the renewal of the National Collective Labour Agreement for the Energy and Petroleum Industry with the trade union organisations. The draft was subsequently approved in April 2010.

Saipem participated in the Eni European Works Council and in a seminar on international industrial relations held in Tunisia on June 8-9, 2010.
During the second half of 2010, meetings will be held to conclude negotiations regarding the renewal of the supplementary contract of employment for Masters and Chief Engineers.
Also on the agenda are negotiations for the redefinition of regulations and allowances for Offshore Construction and Drilling activities.

Information technology

Information, Communication, Technologies
The Group's main information systems were subjected to numerous change initiatives during the first half of the year. In accordance with the plan defined in 2009 - year which saw revisions of system architecture and upgrades performed for the SAP R/3 systems, the SAP BW-based datawarehouse and the Oracle Peoplesoft-based personnel management system, GHRS - the first half of 2010 involved the implementation of consolidation and development phases, which had a significant impact on the underlying infrastructures. Improvements were also carried out during the period at the data centre at the Terzo Palazzo Uffici in San Donato Milanese in order to make it capable of complying with updated security criteria and to guarantee it an adequate capacity in terms of conditioning, electrical power supply and continuity of service .
With regard to information systems governance, the **ICT compliance** activities carried out in 2010 did not reveal any specific deficiencies in the control system that would prevent compliance with Law No. 262/2005. To date, assessments have been carried out at eighteen Group companies and remediation measures are currently being implemented in the areas of weakness identified with a view to achieving continuous improvement.
The principle initiative of the period from a functional point of view was the IBIS Consolidation project, which concerns the investment programme for the company ERP system SAP R/3. Following the upgrade to version ECC 6.0 of the application, an additional development plan is underway which has the objective of adopting the principal new functionalities offered by the new version of SAP based on a review of the work processes it supports. New releases are currently being developed that in 2010 will lead to the implementation of an advanced accounting model for managing working capital by project based on SAP New General Ledger. The complexity of having the upgrade project coexist with routine application updates will make it again necessary to carefully evaluate change actions related to the implementation of new SAP functionalities and roll outs. SAP roll outs took place at Italian companies Saipem Energy Services SpA and Servizi Energia Italia SpA and at Saipem Contracting Algérie SpA in connection with a reorganisation, at Ersai Caspian Contractor Llc and North Caspian Service Co Llp and finally at Boscongo sa and Saipem Ltd.
In addition to the SAP R/3 project, the review of the SAP BW and SAP BO-based Data Warehouse system is also being carried out. The project's aim is to provide a series of new functions of specific interest to the Procurement and Human Resources functions. Another newsworthy event during the period was the introduction of a suite of new functionalities for the management and graphical representation of KPIs, which were used in sustainability reporting.
Meanwhile, one of the period's key projects was the completion of the release change of the asset maintenance management system AMOS, which impacted a large number of work sites and - above all - all of the vessels in the Saipem fleet.
The new Workload Management System (WMS) - the integrated system for project resource workload planning and control introduced at the end of 2008 - has been stabilised and its roll out completed at Saipem sa and Servizi Energia Italia SpA. At the same time, work was started on CA-Clarity - which provides the underlying infrastructure to the system - to adapt the WMS to the Offshore operating model, with a view to enabling its use for scheduling resources for offshore operations. In addition to the work on the WMS, the third phase of the project GHRS-Peoplesoft is currently underway. The objective is the renovation of the centralised system for personnel management.

The implementation of the DAMS-Asset document system for the management of technical documentation relating to company assets, which is based on EMC^2 Documentum, continued successfully. The period saw the moving into production of on board technical documentation from twelve vessels. For three of these vessels, consultable copies of the documentation were generated on board using a simplified version of EMC^2 E-Room.

In **business support**, the partnership with software supplier Intergraph continued in 2010, with the implementation of the shared development schedule for a series of new functionalities in the application suite SmartPlant Enterprise. The Production Data Integration project has now reached a level of maturity sufficient to be adopted in support of engineering production activities, while 2010 is expected to bring the first pilot version of the integrated SmartPlant Material and Reference Data system, whose materials management components Saipem expects to fully exploit at its engineering centres, sites and fabrication yards. Meanwhile, positive results were achieved in terms of the development of applications for Construction and Fabrication, using commercially available software that was enhanced and integrated with custom modules developed in house and tailored to Saipem's specific construction needs. Following the positive results obtained on the Khurais project, these systems were used with an innovative approach and a higher degree of integration at Arzew in Algeria and will also be deployed at Manifa in Saudi Arabia and at future Onshore sites.

With regard to **IT Infrastructure**, the WIE - Windows Infrastructure Evolution project continued during the period. The project's objective is the Group-wide overhaul of infrastructure and workstations, with the introduction of the functionalities offered by the latest Microsoft platforms. Under the project plan, an initial pilot deployment will be carried out in the second half of 2010. A significant contribution will be made by Saipem sa. In addition to these developments affecting the basic infrastructure, the period also saw a change to the Citrix environment, which was upgraded to provide remote application access, with the aim of offering increased application access capacity from the huge number of Saipem operating sites.

In **telecommunications**, work is currently underway to revamp the interconnection systems, following the international tender for the renewal of the contract to supply VSAT services to part of the Saipem fleet.

Use of VOIP technology – which, thanks to the use of IP technology for the transmission of voice conversations over a data network, is capable of generating savings in telephony costs – is now well established in the more than two hundred Saipem operating sites. VOIP implementation was carried out in cooperation with Eni ICT.

ICT security commenced implementing technological and organisational measures aimed at strengthening the company's network monitoring and control capabilities and reducing the risk of exposure of company systems and data to external security threats, which occur with alarming regularity. Support was again provided in 2010 in relation to the use of centralised monitoring and control systems, with the aim of ensuring the mitigation of risks of penetration of company systems and reductions in service, in collaboration with the Eni ICT function.

Risk management

The main risks that Saipem is facing and actively monitoring and managing are the following:

(i) the market risk deriving from exposure to fluctuations in interest rates and exchange rates between the euro and the other currencies used by the company and the risk deriving from exposure to commodity price volatility;

(ii) the credit risk deriving from the possible default of a counterparty;

(iii) the liquidity risk deriving from the risk that suitable sources of funding for the Group's operations may not be available;

(iv) the HSE risk associated with the potential occurrence of accidents, malfunctions, or failures with injury to persons and damage to the environment and impacts on operating and financial results;

(v) the country risk;

(vi) the project risk associated with the executions phase of engineering and construction contracts undertaken by the Onshore Construction, Offshore Construction and Asset Business Units.

Financial risks are managed in accordance with guidelines defined by the parent company, with the objective of aligning and coordinating Group companies' policies on financial risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group's financial assets, liabilities or expected future cash flows. Saipem actively manages market risk in accordance with a set of policies and guidelines that provide a centralised model of conducting finance, treasury and risk management operations based on the Group Treasury Structures.

Exchange rate risk

Exchange rate risk derives from the fact that Saipem's operations are conducted in currencies other than the euro and that revenues and costs from a significant portion of projects implemented are denominated in or linked to non-euro currencies. This impacts on:

- profits, which may be significantly affected by exchange rate fluctuations on specific transactions arising from the time lag existing between the execution of a given transaction and the definition of the relevant contractual terms (economic risk) and by the conversion of foreign currency-denominated trade and financial payables and receivables (transaction risk);
- the Group's reported results and shareholders' equity, as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro (translation risk).

Saipem's foreign exchange risk management policy is to minimise economic and transactional exposures arising from foreign currency movements. Saipem does not normally undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries that prepare financial statements in a currency other than the euro, except for single transactions evaluated on a case-by-case basis.
Saipem enters into a number of different types of derivative contract to reduce economic and transaction exposure, such as currency swaps, forwards and options, mainly with Eni Group companies. Such derivatives are evaluated by the Eni Corporate Finance Unit of Eni SpA at fair value on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is responsibility of the Saipem Treasury

Department, which closely monitors the correlation between derivatives and their underlying flows as well as ensuring their correct accounting representation in compliance with the International Financial Reporting Standards.
An exchange rate sensitivity analysis was performed for those currencies other than euro for which exchange risk exposure in 2009 was highest (the US dollar, UK pound sterling and the Norwegian kroner) in order to calculate the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in the exchange rates.
The analysis was performed for all relevant financial assets and liabilities denominated in the above currencies and regarded in particular the following items:
- exchange rate derivatives;
- trade and other receivables;
- trade and other payables;
- cash and cash equivalents;
- short and long-term financial liabilities.

For exchange rate derivatives, the sensitivity analysis on fair value was conducted by comparing the conditions underlying the forward price fixed in the contract (i.e. spot exchange rate and interest rate) with spot rates and interest rate curves corresponding to the relevant contractual maturity dates, on the basis of period end exchange rates subjected to hypothetical positive and negative changes of 10%, with the resulting effects weighted on the basis of the notional amounts.
The analysis did not examine the effect of exchange rate fluctuations on the measurement of work in progress, as under IAS 32, work in progress does not constitute a financial asset. Moreover, the analysis regards exposure to exchange rate risk in accordance with IFRS 7 and therefore does not consider the effects of the conversion of financial statements of consolidated companies with functional currencies other than the euro.
A positive variation in exchange rates between the foreign currencies examined and the euro (i.e. depreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of -€61 million (-€18 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax effects, of -€490 million (-€225 million at December 31, 2009).
Meanwhile, a negative variation in exchange rates between the foreign currencies examined and the euro (i.e. appreciation of the euro against the other currencies) would have produced an overall effect on pre tax profit of €75 million (€53 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax effects of €427 million (€252 million at December 31, 2009).
The increase (decrease) with respect to the previous period is essentially due to the currency exchange rates on the two reference dates and to variations in the assets and liabilities exposed to exchange rate fluctuations.

Interest rate risk

The risk exposure arising from interest rate fluctuations within the Saipem Group is associated mainly with long-term financing with variable rates. To reduce this risk, Interest Rate Swaps (IRS) are entered into, mainly with Eni Group companies, as they also ensure a balanced relation between debt at fixed and variable interest rates. Such derivatives are evaluated at fair value by the Treasury Department of Eni SpA on the basis of market prices provided by specialised sources. Planning, coordination and management of this activity at Group level is the responsibility of the Treasury Department.
To measure sensitivity to interest rate risk, a sensitivity analysis was performed. The analysis calculated the effect on the income statement and shareholders' equity of hypothetical positive and negative variations of 10% in interest rates.
The analysis was performed for all relevant financial assets and liabilities exposed to interest rate fluctuations and regarded in particular the following items:
- interest rate derivatives;
- cash and cash equivalents;
- short and long-term financial liabilities.

For interest rate derivatives, the sensitivity analysis on fair value was conducted by comparing the interest rate conditions (fixed and variable rate) underlying the contract and used to calculate future interest rate differentials with discount curves for variable interest rates on the basis of year end interest rates subjected to hypothetical positive and negative changes of 10%, with the resulting changes weighted on the basis of the notional amounts. For cash and cash equivalents, the analysis used the average balance for the period and the average rate of return for the period, while for short and long-term financial liabilities, the average exposure for the period and average interest rate were considered.
A positive variation in interest rates would have produced an overall effect on pre tax profit of -€2 million (-€6 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax

effects of -€2 million (-€5 million at December 31, 2009). A negative variation in interest rates would have produced an overall effect on pre tax profit of €2 million (€6 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax effects of €2 million (€5 million at December 31, 2009).
The increase (decrease) with respect to the previous period is essentially due to the interest rates on the two reference dates and to variations in the assets and liabilities exposed to interest rate fluctuations.

Commodity risk
Saipem's results are affected by changes in the prices of oil products (fuel oil, bunker oil, etc.) and raw materials, since they represent associated costs in the running of vessels, offices and yards and the implementation of projects and investments.
To manage its commodity risk exposure, Saipem uses derivatives traded over the counter (swaps, forward, contracts for differences) through Eni Trading & Shipping (ETS) on the organised markets of ICE and NYMEX (futures), with the underlying commodities being oil products (ICE gasoil). In order to mitigate risks during the execution phase of a project, index linking clauses or other agreements with the Client may be proposed during the bid phase.
Commodity derivatives are evaluated at fair value on the basis of market prices provided by specialised sources or, in the absence of market prices, through Eni finance companies, in accordance with Group guidelines regarding centralised financial management.
With regard to commodity risk hedging instruments, a 10% positive variation in the underlying rates would not have produced any significant effect on pre tax profit (€0.1 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax effects, of €6 million (€6 million at December 31, 2009). A 10% negative variation in the underlying rates would not have produced any significant effect on pre tax profit (€0.1 million at December 31, 2009) and an overall effect on shareholders' equity, before related tax effects, of -€6 million (-€6 million at December 31, 2009).
The increase (decrease) with respect to the previous period is essentially due to the differences between the prices used in calculating the fair value of the instrument at the two reference dates.

Credit risk

Credit risk represents Saipem's exposure to potential losses deriving from non-performance of counterparties. Credit risk arising in the normal course of operations is monitored by the business units and the administration department on the basis of standard procedures and periodic reporting. For financial investments and the use of financial instruments, including derivatives, companies adopt the guidelines issued by the Treasury Department of Saipem.
The critical situation that has developed on the financial markets has led to additional preventative measures to avoid the concentration of risk/assets being adopted.
In addition, operations involving derivative instruments are being managed with a greater degree of selectivity.
The company did not have any significant cases of non performance by counterparties.
As at June 30, 2010, Saipem has no significant concentrations of credit risk.

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available (funding liquidity risk), or that the Group is unable to sell its assets on the market place (asset liquidity risk), making it unable to meet its short-term finance requirements and settle obligations. Such a situation would negatively impact the Group's results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern.
Saipem manages liquidity risk by targeting a capital structure that guarantees a level of liquidity adequate for the Groups' needs, optimising the opportunity cost of maintaining liquidity reserves and achieving an optimal profile in terms of maturity and composition of debt, in accordance with management plans and business objectives including prescribed limits in terms of maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium-long term debt.
In spite of the significant deterioration of market conditions, which during the year led to credit expansion and strong pressure on spreads, Saipem believes it has access to sufficient funding and borrowing facilities to meet currently foreseeable requirements, thanks to a use of credit lines that is both flexible and targeted to meet business needs.
The liquidity management policies used – which were being applied even before the worsening of the crisis – have the objective of ensuring both the availability of adequate funding to meet short-term requirements and

obligations and a sufficient level of operating flexibility to fund Saipem's development plans, while maintaining an adequate finance structure in terms of debt composition and maturity.
At June 30, 2009, Saipem maintained unused borrowing facilities of €1,392 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant.
The following tables show total contractual payments (including interest payments) and maturities on financial debt and payments and due dates for trade and other payables.

Finance debt

	Maturity						
(€ million)	2011(*)	2012	2013	2014	2015	After	Total
Long-term debt	480	210	543	447	1,279	483	3,442
Short-term debt	1,212	-	-	-	-	-	1,212
Fair value of derivative instruments	595	10	-	-	-	-	605
	2,287	**220**	**543**	**447**	**1,279**	**483**	**5,259**
Interest on debt	110	68	61	52	36	63	390

(*) Includes second half of 2010.

Trade and other payables

	Maturity			
(€ million)	2011(*)	2012-2015	After	Total
Trade payables	3,054	-	-	3,054
Other payables and advances	3,295	3	-	3,298

(*) Includes second half of 2010.

In addition to the financial and trade debt recorded in the balance sheet, the Saipem Group has contractual obligations relating to non-cancellable operating leases whose performance will entail payments being made in future years. The following table shows undiscounted payments due in future years in relation to outstanding contractual obligations.

Outstanding contractual obligations

	Maturity						
(€ million)	2011	2012	2013	2014	2015	After	Total
Non-cancellable operating leases	50	91	32	19	4	1	197

The table below summarises Saipem's capital expenditure commitments for property, plant and equipment and capital projects, for which procurement contracts will normally have been entered into.

	Maturity	
(€ million)	2010	2011
Committed on major projects	483	266
Other committed projects	121	37
	604	**303**

HSE risk

Saipem's business activities conducted both in and outside of Italy are subject to a broad range of national legislation and regulations, including laws implementing international protocols and conventions relating to specific sectors of activity.
These laws and regulations require prior authorisation and/or the acquisition of a license before operations may commence and the compliance with health, safety and environmental protection regulations.
Environmental regulations impose restrictions on the types, quantities and concentration of pollutants that can be released into the air, water and soil and require companies to adopt correct waste management practices. In particular, strict operating practices and standards to protect biodiversity must be adopted when exploring for, drilling and producing oil and gas in certain ecologically sensitive locations (protected areas). Failure to comply with environmental, health and safety laws is punishable by criminal and civil sanctions against the individuals responsible and – in certain cases of violations of safety laws – against companies, in accordance with a European model of direct corporate liability implemented in Italy through Legislative Decree 231/2001. Environmental, health and safety laws and regulations have a substantial impact on Saipem's operations and expenses and liabilities that Saipem may incur in relation to compliance with environmental, health and safety laws and regulations are expected to remain material to the Group's results of operations or financial position in future years. Recently enacted legislation regarding health and safety in the workplace in Italy introduced new requirements which will have an impact on operations at Eni sites and in particular on relationships with contractors as well as significant repercussions on the models used for attributing liability in the event of violations of health and safety legislation. The new legislation emphasised the importance of adopting certified organisational and management models capable of discharging the Company from corporate liability in the event of violations of legislation regarding health and safety in the workplace. For this purpose, Saipem has adopted HSE guidelines to ensure the health and safety of employees, local communities, contractors and clients and the safeguarding of the environment, in compliance with local and international rules and regulations and in line with international best practices and standards.
An ongoing process of risk identification, evaluation and mitigation is at the heart of HSE management operations in all phases of activity and for all business units. This process is implemented through the adoption of effective management procedures and systems designed to suit the specific characteristics of each activity and the sites in which they take place and with a view to achieving the continuous improvement of plant and processes. Additionally, the codification and proceduralisation of operating phases has led to a reduction of the human factor in plant risk management. Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at site level through dedicated HSE structures equipped with emergency response plans indicating the corrective actions to be taken to minimise damage in the event of an incident and responsibilities for ensuring they are taken.
Saipem's integrated approach to managing health, safety and environmental issues is supported by the adoption in all Group companies of an HSE management system based on the Saipem/Eni Management System Model. This is a procedure based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is aimed at achieving risk prevention and the systematic monitoring and control of HSE performance, in a cycle of continuous improvement, and is subject to audits by internal and independent experts. Saipem's facilities are certified to international standards such as ISO 14001, OHSAS 18001 and even EMAS. Saipem also provides an advanced programme of training and development for HSE staff with the aim of:
- promoting conduct consistent with the applicable guidelines;
- guiding HSE-related cultural, professional and managerial growth of all personnel working at and for Saipem;
- supporting knowledge management and HSE risk control.

Country risk

Substantial portions of Saipem's operations are performed in countries outside the EU and North America, certain of which may be politically or economically less stable. Developments in the political framework, economic crisis, internal social unrest and conflicts with other countries can compromise temporarily or permanently Saipem's ability to operate or to economically operate in such countries and may require specific measures (where possible in compliance with Saipem corporate policy) to be taken

at an organisational or management level in order to enable the continuation of activities underway in conditions that differ from those originally anticipated. If Saipem's ability to operate is temporarily compromised, demobilisation is planned according to criteria designed to guarantee the protection of company assets that remain on-site and to minimise the business interruption by employing solutions that accelerate and reduce the cost of business recovery once favourable conditions have returned. The measures outlined above may be costly and have an impact on expected results. Further risks associated with activities in such countries are: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavourable developments in laws and regulations and unilateral contract changes, leading to reductions in the value of Saipem's assets, forced sales and expropriations; (iii) restrictions on construction, drilling, imports and exports; (iv) tax increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents. While the occurrence of these events is unpredictable, they may have a material adverse impact on Saipem's financial position and results.
Saipem employs a continuous and holistic approach to monitoring political, social and economic risk in countries in which it operates or intends to invest, using the reports on principal project risks and related trends prepared in accordance with Corporate Risk Management Policy and Risk Management procedures and Standards and Security reports prepared in accordance with the Corporate Security Policy and Guidelines on Security Activities.

Project risk

The main objectives of the Risk and Opportunity and Knowledge Management department are to:
- promote the use of the Project Risk Management methodology in tenders and in the execution phase of projects managed by Business Units applying the methodology and on the principal investment projects underway;
- assure periodic reporting to management on principal project risks and on trends observed, aggregated by Business Unit and at global level. Implement project portfolio analyses in order to support management decisions and provide an understanding of the external macro risk factors on projects that may impact on company results so that Management can intervene by deploying the appropriate risk management tools of avoidance, mitigation, transfer and acceptance.
- assure the spread of a risk management culture within Saipem with a view to achieving structured management of risk and opportunity and contributing to improved management of contingencies;
- provide advice, support and guidelines to the Business Units and projects in identifying and evaluating risks and opportunities and in all activities related to the implementation of mitigation and improvement measures for risk management and the optimisation of opportunities respectively;
- define, develop and update tools and methods for collecting and organising lessons learned and making them available to projects;
- ensure adequate training and the necessary support to commercial and project management teams;
- ensure that Corporate Guidelines, Procedures and Standards are constantly updated in accordance with international Standards and Codes of Practice, promoting full compliance and correct application within Saipem and its subsidiaries;
- contribute to promoting the observance of the Golden Rules and Silver Guidelines, the tool for regulating risk assumption through which Saipem assigns management the responsibility for the decision to assume significant risks.

The standards and procedures in force at Saipem comply in terms of project risk management with the principal international risk management and standards.

Insurance

The Corporate Insurance function, in close cooperation with top management, defines, on an annual basis, Saipem Group guidelines for insurance coverage against damage to property, third party liability as well as risks related to the performance of contracts.
On the basis of the guidelines, an Insurance Program is defined, which identifies specific excess and maximum coverage for each type of risk on the basis of an analysis that takes into account claim statistics of recent years, industry statistics and conditions offered by the international insurance market.
The Saipem insurance program is structured in such a way as to appropriately transfer to the insurance market, risks deriving from operations, in particular the risks associated with the management of the fleet, equipment and other assets, including third party liability risks and risks deriving from the performance of contracts awarded by its clients.
Given the coverage that is offered by the insurance market and the changing circumstances on the energy

market in which Saipem operates, it is not possible to guarantee that all circumstances and events will be adequately covered by the insurance program. Equally, due to the volatility of the insurance market it cannot be guaranteed that it will be possible in the future to reasonably maintain adequate insurance coverage at current rates, terms and conditions.
Within the Saipem Insurance Program, a distinction can be made between insurance cover for Group assets ('Corporate insurance policies') and the insurance cover connected with project execution ('Project execution insurance policies').

Corporate insurance policies
The Corporate insurance program is structured with an initial band of risk that is self insured through a captive reinsurance company, with amounts in excess covered by a catastrophic insurance program taken out on the insurance market.
The catastrophic insurance program is composed of policies that cover damage to property, and maritime and non maritime third party liability. Cover can be broken down as follows.

Damage to property
- 'Fleet Insurance' policy: covers the entire fleet against events that cause partial or total damage to vessels;
- 'Equipment' policy: covers all onshore and offshore equipment, for example site equipment, onshore drilling rigs, subsea Remote Operating Vehicles (ROV), etc.;
- 'Transport' policy: covers transport, handling and storage of assets and equipment by land, sea or air;
- 'Buildings and Sites' policy: covers owned or rented buildings, offices, storage facilities and shipyards;
- 'Other minor risks' policy: covers minor risks such as theft and employee dishonesty.

Third-party liability
- 'Protection & Indemnity' ('P&I') policy: shipowners' liability cover through a P&I Club that is part of the International Group of P&I Clubs, up to a limit of US $5.6 billion for events occurring during transit and up to US $300 million for events occurring during operations. The policy also includes a sublimit for sea surface pollution by vessels of an amount per event of up to US $1 billion during transit and up to US $300 million during operations;
- 'Comprehensive General Liability' policy: covers all other types of general and third party liability claims arising from Saipem's industrial activities and supplements the specific P&I coverage up to a limit of €300 million per event;
- 'Employer's Liability' and 'Personal Accident' policies: cover employer liability and employee accident risks respectively on the basis of the specific regulations in force in each country where the Group operates.

A key tool in the management of Saipem's insurable risks is the captive reinsurance company Sigurd Rück AG, set up and operational since 2008, which covers the initial band of risk, corresponding to €10 million per event for all classes of risk.
Sigurd Rück AG in turn mitigates its portfolio of risks by issuing reinsurance-linked securities on the primary securities market.

Project execution insurance policies
For all contracts awarded, specific project insurance coverage must be taken out. Generally, the contractual responsibility for such insurance lies with the client. Where the responsibility lies with the contractor, Saipem takes out insurance that will cover all risks connected with the project for its entire duration. Usually it takes out 'Builders' All Risks' insurance, which covers the scope of work of the contract, i.e. damage to the works under construction, as well as to equipment, products and materials required for its construction and third party liability for all works to be performed by the Group during all phases of project execution (engineering, transportation, construction, assembly, testing), including the contractual guarantee period. The high insurance premiums and excesses on such policies represents an incentive to Saipem in its efforts to achieve the continuous improvement of its prevention and protection processes in terms of quality, health, safety and environmental impact.

Additional information

BUY-BACK OF TREASURY SHARES

No treasury shares were purchased on the market during the period.

Period	No. of shares	Average cost (€)	Total cost (€ thousand)	Share capital (%)
Treasury shares purchased				
2003 (from May 2)	2,125,000	6.058	12,873	0.48
2004	1,395,000	7.044	9,826	0.32
2005	3,284,589	10.700	35,146	0.74
2006	1,919,355	18.950	36,371	0.43
2007	848,700	25.950	22,024	0.19
2008	2,245,300	25.836	58,010	0.51
2009	-	-	-	-
2010	-	-	-	-
Treasury shares	**11,817,944**	**14.745**	**174,250**	**2.67**
Less:				
- treasury shares allocated as stock grants	1,616,400			
- treasury shares allocated as stock options	5,600,497			
Treasury shares held at June 30, 2010	**4,601,047**			

At June 30, 2010, the share capital amounted to €441,410,900. On the same day, the number of shares in circulation was 436,809,853. No treasury shares were purchased on the market during the period.

INCENTIVE SCHEMES

From 2006, stock grants have been replaced by a deferred monetary incentive. The deferred monetary incentive allocated in 2010 may be paid out after a three-year vesting period depending on the achievement of EBITDA annual targets (actual results versus targets) set for the years 2010-2013.

Stock option

Following a proposal by the Compensation Committee, the Board of Directors resolved in 2010 to replace the Stock Option Plan with a new long-term incentive scheme.

The last stock option plan was approved in 2008.

CONSOB REGULATION ON MARKETS

Article 36 of Consob Regulation on Markets: conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries

With regard to the recently published regulations setting out conditions for the listing of shares of

companies with control over companies established and regulated under the law of non-EU countries that are deemed to be of material significance in relation to the consolidated financial statements, the Company discloses that at June 30, 2010, the following nine Saipem subsidiaries fell within the scope of application of the regulation in question:

- Ersai Caspian Contractor Llc;
- Petrex SA;
- Saipem Contracting (Nigeria) Ltd;
- Saipem Contracting Algérie SpA;
- Snamprogetti Saudi Arabia Ltd;
- Global Petroprojects Services AG;
- Saipem Asia Sdn Bhd;
- Saipem Misr for Petroleum Services (S.A.E.);
- Saudi Arabian Saipem Ltd.

Procedures designed to ensure full compliance with Article 36 have already been adopted.
No further regulatory compliance plans are therefore scheduled for the second half of 2010.

Article 37 of Consob Regulation on Markets: conditions preventing the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company
The Board of Directors has ascertained that the company satisfies the conditions set out in Article 37 of Consob Regulation on Markets for the admission to trading on an Italian regulated market of the shares of subsidiaries subject to management and coordination by another company.

DISCLOSURE OF TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties entered into by Saipem SpA and identified by IAS 24 concern mainly the exchange of goods, the supply of services, and the provision and utilisation of financial resources, including entering into derivative contracts. All such transactions are an integral part of ordinary day-to-day business and are carried out on an arm's length basis (i.e. at conditions which would be applied between independent parties) and in the interest of Group companies.
Managers with strategic responsibilities must declare, every six months, any transactions they enter into with Saipem SpA or its subsidiaries, directly or through a third party, in compliance with the provisions of IAS 24.
The amounts of trade, financial or other operations with related parties are provided in Note 44 to the consolidated financial statements.

SUBSEQUENT EVENTS

New contracts

In July 2010, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to a total of approximately €1,550 million. These can be broken down as follows:

- approximately €1,000 million in the Offshore sector for contracts already detailed in the press release of July 8, 2010;
- approximately €400 million in the Onshore sector, mainly relating to the contract awarded by Polish company Polskie LNG to the consortium formed by Saipem, Techint and PBG SA for the construction of an LNG regasification terminal with a capacity of 5 billion cubic metres per year on the northwest coast of Poland. The scope of work comprises the engineering, procurement and construction of the regasification facilities, including two liquid gas storage tanks of 160,000 cubic metres each. The

works will be completed and started-up by June 30, 2014;
- approximately €150 million in the Offshore Drilling sector relating to the charter of the following rigs:
  - Perro Negro 2 for Total in the Middle East, 6 months;
  - Perro Negro 3 for Harrington Dubai in the Persian Gulf, 18 months;
  - Perro Negro 5 for Saudi Aramco in Saudi Arabia, 36 months;
  - Perro Negro 8 for Eni in Italy, 12 months;
  - Scarabeo 3 for Addax in Nigeria, 6 months.

MANAGEMENT OUTLOOK

The Onshore market, in both Drilling and Construction, is showing convincing signs of recovery. The Offshore Construction market remains relatively weak, albeit with strong levels of activity in project pre-sanctioning work, which looks promising vis-à-vis the evolution of the market for next year. The Drilling market is expected to be affected in the second half of the year by problems deriving from the BP Macondo incident in the Gulf of Mexico in April. These issues should not significantly affect Saipem's 2010 results since Saipem does not have any vessels operating in US waters and the fleet is already contracted under medium/long term contracts.
Results achieved in the first half of the year, the record backlog and strong operational performance from contracts under execution have enabled the management to revise up expectations for 2010 as follows: an approximately 5% increase in revenues; a 10% increase in EBITDA, due to the combined effect of increased volumes and higher margins; an approximately 5% increase in operating profit, after offsetting the increase in depreciation and amortisation resulting from the expansion of the drilling fleet.
The increase in operating profit is expected to offset the increase in financial expenses and minority interest, thereby enabling a slight improvement in net profit compared to the record level achieved in 2009.
The combined effect of the shift to 2011 of capex previously expected in 2010, and the purchase of Perro Negro 8 results in investments for 2010 being confirmed at approximately €1.5 billion.

NON-GAAP MEASURES

Certain of the performance indicators used in the Directors' Report are not included in the IFRS (Non-GAAP measures).
They are disclosed to enhance the user's understanding of the Group's performance and are not intended to be considered as a substitute for IFRS measures.
The Non-GAAP measures used in the Directors' Report are as follows:
- cash flow: the sum of net profit plus depreciation and amortisation;
- capital expenditure: calculated by excluding investments in equity interests from total investments;
- gross operating profit: a useful measure for evaluating the operating performance of the Group as a whole and of the individual sectors of activity, in addition to operating profit. Gross operating profit is an intermediate measure, which is calculated by adding depreciation and amortisation to operating profit;
- contribution from operations: calculated excluding general and administrative expenses from operating profit;
- non-current assets: the sum of net tangible assets, net intangible assets and investments;
- net current assets: includes working capital and provisions for contingencies;
- net capital employed: the sum of non-current assets, working capital and the provision for employee benefits;
- total liabilities and shareholders' equity: the sum of shareholders' equity, minority interest and net borrowings.

Reconciliation of reclassified balance sheet, income statement and cash flow statement to statutory schemes

Reclassified balance sheet

(€ million)	Dec. 31, 2009		June 30, 2010	
Reclassified balance sheet items (where not stated otherwise, items comply with statutory scheme)	Partial amounts from statutory scheme	Amounts from reclassified scheme	Partial amounts from statutory scheme	Amounts from reclassified scheme
A) Net tangible assets		6,295		7,061
Note 8 - Property, plant and equipment	6,295		7,061	
B) Net intangible assets		756		754
Note 9 - Intangible assets	756		754	
C) Investments		118		122
Note 10 - Investments accounted for using the equity method	118		127	
Note 11 - Other investments	2		2	
Recl. from E) - provisions for losses related to investments	(2)		(7)	
D) Working capital		(449)		(849)
Note 3 - Trade and other receivables	4,040		4,124	
Recl. to I) - financing receivables not related to operations	(68)		(123)	
Note 4 - Inventories	1,071		1,599	
Note 5 - Current tax assets	113		59	
Note 6 - Other current tax assets	285		230	
Note 7 - Other current assets	256		371	
Note 12 - Other financial assets	8		10	
Recl. to I) - financing receivables not related to operations	(8)		(10)	
Note 13 - Deferred tax assets	113		159	
Note 14 - Other non-current assets	34		42	
Note 16 - Trade and other payables	(5,735)		(6,352)	
Note 17 - Income tax payables	(115)		(149)	
Note 18 - Other current tax liabilities	(124)		(114)	
Note 19 - Other current liabilities	(227)		(644)	
Note 23 - Deferred tax liabilities	(64)		(26)	
Note 24 - Other non-current liabilities	(28)		(25)	
E) Provisions		(198)		(164)
Note 21 - Provisions	(200)		(171)	
Recl. to C) - provisions for losses related to investments	2		7	
F) Employee benefits		(182)		(187)
Note 22 - Employee benefits	(182)		(187)	
CAPITAL EMPLOYED, NET		6,340		6,737
G) Shareholders' equity		3,434		3,320
Note 26 - Saipem shareholders' equity	3,434		3,320	
H) Minority interest		61		104
Note 25 - Minority interest	61		104	
I) Net borrowings		2,845		3,313
Note 1 - Cash and cash equivalents	(986)		(1,186)	
Note 2 - Other financial assets held for trading or available for sale	(36)		(22)	
Note 15 - Short-term debt	1,797		1,212	
Note 20 - Long-term debt	1,796		3,131	
Note 20 - Current portion of long-term debt	350		311	
Recl. from D) - financing receivables held for non-operating purposes (Note 3)	(68)		(123)	
Recl. from D) - financing receivables held for non-operating purposes (Note 12)	(8)		(10)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,340		6,737

Reclassified income statement

The only items of the summarised income statement which differ from the statutory scheme are those stated hereafter:

- the other gains and losses deriving from commodity contracts (-€1 million) have been recorded as reductions under the corresponding cost items in the reclassified income statement;
- the items 'financial income' (€634 million), 'financial expenses' (-€723 million) and 'derivatives' (€26 million), which are indicated separately under the statutory scheme, are stated under the item 'finance (expense) income' (-€63 million) in the reclassified income statement;
- the items 'effect of accounting using the equity method' (€10 million) and 'other income (expenses) from investments' (€6 million), which are indicated separately under the statutory scheme, are stated net under the item 'net income from investments' under the reclassified income statement.

All other items are unchanged.

Reclassified cash flow statement

The only items of the reclassified cash flow statement which differ from the statutory scheme are those stated hereafter:

- the items 'depreciation and amortisation' (€237 million), 'effect of accounting using the equity method' (-€3 million), 'net change in the provision for employee benefits' (€1 million) and 'other changes' (-€8 million), indicated separately and included in net cash generated from operating profit in the statutory scheme, are shown net under the item 'depreciation, amortisation and other non-monetary items' (€227 million);
- the items 'interest income' (-€3 million), 'interest expense' (€18 million) and 'income taxes' (€158 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends, interests and taxes' (€173 million);
- the items regarding changes in 'inventories' (-€452 million), 'trade receivables' (€178 million), 'other assets and liabilities' (-€157 million), 'trade payables' (€325 million) and 'provisions' (-€35 million), indicated separately and included in cash flow from working capital in the statutory scheme, are shown net under the item 'changes in working capital relating to operations' (-€141 million);
- the items 'dividends received' (€18 million), 'interest paid' (-€42 million) and 'income taxes paid net of refunds of tax credits' (-€60 million), indicated separately and included in cash generated from operating profit in the statutory scheme, are shown net under the item 'dividends received, income taxes paid, and interest paid and received' (-€84 million);
- the items relating to investments in 'intangible assets' (-€2 million) and 'tangible assets' (-€780 million), indicated separately and included in cash flow from investing activities in the statutory scheme, are shown net under the item 'capital expenditure' (-€782 million);
- the items relating to disposals of 'intangible assets' (€3 million), indicated separately and included in cash flow from disposals in the statutory scheme, are shown net under the item 'disposals' (€3 million);
- the items 'financing receivables' (-€86 million), 'securities' (€14 million) and 'financing receivables' (€32 million), indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'net investments related to financing activities' (-€40 million);
- the items 'proceeds from long-term debt' (€1,512 million), 'repayments of long-term debt' (-€302 million) and 'increase (decrease) in short-term debt' (-€640 million), indicated separately and included in net cash used in financing activities in the statutory scheme, are shown net under the item 'changes in short and long-term financial debt' (€570 million).

All other items are unchanged.


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saipem

Condensed Consolidated Interim Financial Statements

Balance sheet

(€ million)

June 30, 2009		Note	Dec. 31, 2009	of which with related parties	June 30, 2010	of which with related parties
	ASSETS					
	Current assets					
1,040	Cash and cash equivalents	(1)	986	617	1,186	740
33	Other financial assets held for trading or available for sale	(2)	36		22	
4,135	Trade and other receivables	(3)	4,040	1,158	4,124	916
1,337	Inventories	(4)	1,071	142	1,599	232
55	Current tax assets	(5)	113		59	
318	Other current tax assets	(6)	285		230	
357	Other current assets	(7)	256	159	371	268
7,275	**Total current assets**		**6,787**		**7,591**	
	Non-current assets					
5,816	Property, plant and equipment	(8)	6,295		7,061	
757	Intangible assets	(9)	756		754	
48	Investments accounted for using the equity method	(10)	118		127	
3	Other investments	(11)	2		2	
-	Other financial assets	(12)	8	-	10	-
82	Deferred tax assets	(13)	113		159	
35	Other non-current assets	(14)	34	-	42	-
6,741	**Total non-current assets**		**7,326**		**8,155**	
68	Assets held for sale		-		-	
14,084	**TOTAL ASSETS**		**14,113**		**15,746**	
	LIABILITIES AND SHAREHOLDERS' EQUITY					
	Current liabilities					
2,649	Short-term debt	(15)	1,797	1,746	1,212	1,147
182	Current portion of long-term debt	(20)	350	72	311	108
6,274	Trade and other payables	(16)	5,735	255	6,352	223
130	Income tax payables	(17)	115		149	
96	Other current tax liabilities	(18)	124		114	
179	Other current liabilities	(19)	227	169	644	569
9,510	**Total current liabilities**		**8,348**		**8,782**	
	Non-current liabilities					
1,080	Long-term debt	(20)	1,796	1,590	3,131	2,825
168	Provisions	(21)	200		171	
177	Employee benefits	(22)	182		187	
60	Deferred tax liabilities	(23)	64		26	
52	Other non-current liabilities	(24)	28	26	25	22
1,537	**Total non-current liabilities**		**2,270**		**3,540**	
11,047	**TOTAL LIABILITIES**		**10,618**		**12,322**	
	SHAREHOLDERS' EQUITY					
37	Minority interest	(25)	61		104	
3,000	Saipem shareholders' equity:	(26)	3,434		3,320	
441	- share capital	(27)	441		441	
55	- share premium reserve	(28)	55		55	
39	- other reserves	(29)	99		(208)	
2,217	- retained earnings		2,226		2,755	
374	- net profit for the period		732		380	
(126)	- treasury shares	(30)	(119)		(103)	
3,037	**Total shareholders' equity**		**3,495**		**3,424**	
14,084	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**		**14,113**		**15,746**	

Income statement

(€ million)

2009		Note	First half 2009	of which with related parties	First half 2010	of which with related parties
	REVENUES					
10,292	Net sales from operations	(32)	5,158	815	5,385	988
27	Other income and revenues	(33)	10		5	
10,319	**Total revenues**		**5,168**		**5,390**	
	Operating expenses					
(7,233)	Purchases, services and other	(34)	(3,606)	(36)	(3,739)	(43)
(1,483)	Payroll and related costs	(35)	(763)		(786)	
(440)	Depreciation, amortisation and impairment	(36)	(220)		(237)	
(7)	Other operating income and expenses	(37)	3	3	(1)	(1)
1,156	**OPERATING PROFIT**		**582**		**627**	
	Finance income (expense)					
1,101	Finance income		582	9	634	-
(1,116)	Finance expense		(683)	(47)	(723)	(20)
(85)	Derivative financial instruments		46	47	26	17
(100)	**Total finance income (expense)**	(38)	**(55)**		**(63)**	
	Income (expense) from investments					
7	Share of profit (loss) of equity-accounted investments		9		10	
-	Other gain (loss) from investments		1		(6)	
7	**Total income (expense) from investments**	(39)	**10**		**4**	
1,063	**PROFIT BEFORE INCOME TAXES**		**537**		**568**	
(288)	Income taxes	(40)	(145)		(158)	
775	**NET PROFIT**		**392**		**410**	
	Attributable to:					
732	- Saipem		374		380	
43	- minority interest	(41)	18		30	
	Earnings per share attributable to Saipem (€ per share)					
1.68	Basic	(42)	0.86		0.87	
1.66	Diluted	(42)	0.85		0.86	

Statement of comprehensive income

(€ million)	First half 2009	First half 2010
Net profit	392	410
Other items of comprehensive income:		
- change in the fair value of cash flow hedges [(1)]	125	(484)
- investments carried at fair value	1	-
- exchange rate differences arising from the translation into euro of financial statements currencies other than the euro	(5)	122
- income tax relating to other items of comprehensive income	(18)	98
Other items of comprehensive income	**103**	**(264)**
Total comprehensive income	**495**	**146**
Attributable to:		
- Saipem	478	104
- minority interest	17	42

Statement of changes in shareholders' equity

(€ million)	Saipem shareholders' equity												
	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the period	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2008	441	55	7	87	17	(89)	(85)	1,536	914	(126)	2,757	21	2,778
Net profit for the first half of 2009	-	-	-	-	-	-	-	-	374	-	374	18	392
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	107	-	-	-	-	107	-	107
Assets (liabilities) carried at fair value	-	-	-	-	-	-	-	1	-	-	1	-	1
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	(2)	(2)	-	-	-	(4)	(1)	(5)
Total recognised income and expense for the period	-	-	-	-	-	105	(2)	1	374	-	478	17	495
Transactions with shareholders													
Dividend distribution first half of 2009	-	-	-	-	-	-	-	-	(239)	-	(239)	-	(239)
2008 profit carried forward and transfer to legal reserve	-	-	-	1	-	-	-	674	(675)	-	-	-	-
Treasury shares repurchased	-	-	-	-	-	-	-	-	-	1	1	-	1
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	5	-	-	5	-	5
Difference between the carrying amount and strike price of stock options and stock grants exercised by Saipem managers	-	-	-	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	(2)	1	-	(1)	(2)	(1)	(3)
Total	-	-	-	1	-	-	(2)	680	(914)	-	(235)	(1)	(236)
Balance at June 30, 2009	441	55	7	88	17	16	(89)	2,217	374	(126)	3,000	37	3,037
Net profit for the second half of 2009	-	-	-	-	-	-	-	-	358	-	358	25	383
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	60	-	-	-	-	60	-	60
Assets (liabilities) carried at fair value	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	1	(3)	-	-	-	(2)	(1)	(3)
Total recognised income and expense for the period	-	-	-	-	-	61	(3)	-	358	-	416	24	440
Transactions with shareholders													
Treasury shares repurchased	-	-	-	-	-	-	-	-	-	6	6	-	6
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	3	-	-	3	-	3
Difference between the carrying amount and strike price of stock options and stock grants exercised by Saipem managers	-	-	-	-	-	-	-	(1)	-	-	(1)	-	(1)
Other changes	-	-	-	-	-	-	2	7	-	1	10	-	10
Total	-	-	-	-	-	-	2	9	-	7	18	-	18
Balance at December 31, 2009	441	55	7	88	17	77	(90)	2,226	732	(119)	3,434	61	3,495

82.4776

Statement of changes in shareholders' equity *cont'd*

(€ million)	Saipem shareholders' equity												
	Share capital	Share premium reserve	Other reserves	Legal reserve	Reserve for treasury shares	Cash flow hedge reserve	Cumulative currency translation differences	Retained earnings	Net profit for the period	Treasury shares	Total	Minority interest	Total shareholders' equity
Balance at December 31, 2009	441	55	7	88	17	77	(90)	2,226	732	(119)	3,434	61	3,495
Net profit for the first half of 2010	-	-	-	-	-	-	-	-	380	-	380	30	410
Other items of comprehensive income													
Change in the fair value of cash flow hedges net of the tax effect	-	-	-	-	-	(386)	-	-	-	-	(386)	-	(386)
Assets (liabilities) carried at fair value	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange rate differences arising from translation into euro of financial statements currencies other than euro	-	-	-	-	-	1	109	-	-	-	110	12	122
Total recognised income and expense for the period	-	-	-	-	-	(385)	109	-	380	-	104	42	146
Transactions with shareholders													
Dividend distribution first half of 2010	-	-	-	-	-	-	-	-	(240)	-	(240)	-	(240)
2009 profit carried forward and transfer to legal reserve	-	-	-	-	-	-	-	492	(492)	-	-	-	-
Treasury shares repurchased	-	-	-	-	(16)	-	-	16	-	16	16	-	16
Other changes in shareholders' equity													
Cost related to stock options/grants	-	-	-	-	-	-	-	4	-	-	4	-	4
Difference between the carrying amount and strike price of stock options and stock grants exercised by Saipem managers	-	-	-	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	(1)	-	(14)	17	-	-	2	1	3
Total	-	-	-	-	(17)	-	(14)	529	(732)	16	(218)	1	(217)
Balance at June 30, 2010	441	55	7	88	-	(308)	5	2,755	380	(103)	3,320	104	3,424

Cash flow statement

(€ million)	Note	First half 2009	First half 2010
Net profit for the period		374	380
Minority interest		18	30
Adjustments to reconcile net profit to net cash provided by operating activities:			
- depreciation and amortisation	(36)	220	237
- net impairment of tangible and intangible assets		-	-
- effect of accounting using the equity method		(9)	(3)
- net gains on disposal of assets		(1)	-
- dividend income	(39)	(1)	-
- interest income		(13)	(3)
- interest expense		41	18
- income taxes	(40)	145	158
- other changes		4	(8)
Changes in working capital:			
- inventories		61	(452)
- trade receivables		(95)	178
- trade payables		(46)	325
- provisions		(11)	(35)
- other assets and liabilities		(249)	(157)
Cash provided by operating activities		*438*	*668*
Change in the provision for employee benefits		4	1
Dividends received		4	18
Interest received		15	-
Interest paid		(42)	(42)
Income taxes paid net of refunds of tax credits		(87)	(60)
Net cash provided by operating activities		**332**	**585**
of which with related parties	(44)	*1,152*	*1,151*
Investing activities:			
- tangible assets	(8)	(875)	(780)
- intangible assets	(9)	(5)	(2)
- consolidated subsidiaries and businesses		-	-
- investments	(10)	-	-
- securities		(1)	-
- financing receivables		(12)	(86)
- change in payables and receivables in relation to investments and capitalised depreciation			
Cash flow from investing activities		*(893)*	*(868)*
Disposals:			
- tangible assets		5	3
- intangible assets		-	-
- consolidated subsidiaries and businesses		-	-
- investments		-	-
- securities		4	14
- financing receivables		197	32
- change in payables and receivables in relation to disposals		-	-
Cash flow from disposals		*206*	*49*
Net cash used in investing activities (*)		**(687)**	**(819)**
of which with related parties	(44)	-	-

Cash flow statement *cont'd*

(€ million)	Note	First half 2009	First half 2010
Proceeds from long-term debt		164	1,512
Repayments of long-term debt		(15)	(302)
Increase (decrease) in short-term debt		36	(640)
		185	**570**
Net capital contributions by minority shareholders		-	-
Net acquisition of treasury shares different from Saipem SpA		-	-
Acquisition of additional interests in consolidated subsidiaries		-	-
Sale of additional interests in consolidated subsidiaries		-	-
Dividend distribution		(239)	(240)
Net purchase of treasury shares		1	16
Net cash used in financing activities		**(53)**	**346**
of which with related parties	(44)	*322*	*672*
Effect of changes in consolidation and other changes (inclusion/exclusion of significant/insignificant subsidiaries)		-	-
Effect of exchange rate changes on cash and cash equivalents and other changes		50	88
Net cash flow for the period		**(358)**	**200**
Cash and cash equivalents - beginning of year	(1)	**1,398**	**986**
Cash and cash equivalents - end of year	(1)	**1,040**	**1,186**

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. For the definition of net borrowings, see the 'Financial and economic results' section of the 'Directors' report'.
Cash flows of such investments were as follows:

(€ million)	First half 2009	First half 2010
Financing investments:		
- securities	(1)	-
- financing receivables	(12)	(86)
	(13)	**(86)**
Disposal of financing investments:		
- securities	4	14
- financing receivables	197	32
	201	**46**
Net cash flows from financing activities	188	(40)

Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'. The structure of the financial statements is the same as that used in the Annual Report, with the exception of the cash flow statement, in which the items that make up 'Net cash provided by operating activities', 'Net cash used in investing activities' and 'Net cash used in financing activities' have been modified in order to facilitate a comparison with the other principal integrated oil companies[1]. Prior period results have been reclassified accordingly.
The condensed consolidated interim financial statements have been prepared in accordance with the same principles of consolidation and evaluation criteria described in the Annual Report with the exception of the International Accounting Standards that came into effect as of January 1, 2010, as illustrated in the 'Accounting standards and interpretations issued by IASB/IFRIC and endorsed by the European Union' section of the 2009 Annual Report. The application of these standards did not have any impact on the transactions carried out in the first half of 2010.
This report includes selected explanatory notes. Current income taxes are determined on the basis of estimated taxable income. Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the period and using tax rates estimated on an annual basis.
Consolidated companies, non-consolidated subsidiaries, associates and relevant shareholdings as set forth in Article 126 of Consob Resolution 11971 of May 14, 1999 and subsequent addenda, are indicated in the section 'Scope of consolidation', which constitutes an integral part of these notes. After this section, there follows a list detailing the changes in the scope of consolidation during the period. The condensed consolidated interim financial statements at June 30, 2010, approved by Saipem's Board of Directors on July 27, 2010, were subjected to a limited review by the independent auditor Reconta Ernst & Young SpA.
A limited review is substantially less in scope than an audit performed in accordance with generally accepted auditing standards.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro are converted into the presentation currency applying: (i) closing exchange rates for assets and liabilities; (ii) historical exchange rates for equity accounts; and (iii) the average rates for the period to the income statement (source: Bank of Italy).
Cumulative exchange rate differences resulting from this translation are recognised in shareholders' equity under the item 'Cumulative currency translation differences' for the portion relating to the Group's interest and under 'Minority interest' for the portion related to minority shareholders. Cumulative exchange differences are charged to the income statement when the investments are sold or the capital employed is returned.
The financial statements of foreign subsidiaries translated into euro are denominated in the functional currencies of the countries where the entities operate, i.e. the local currency or the currency in which most financial transactions and assets and liabilities are denominated.

(1) The main changes regarded: (i) the elimination of the items 'Cash generated from operating profit before changes in working capital' and 'Cash flow from operations'; (ii) the creation of the item 'Effect of accounting using the equity method'; (iii) the inclusion in the item 'Changes in working capital' of net impairments (write-ups) of inventory, trade receivables and changes in the fair value of derivative contracts, which were previously included in the item 'Impairments (write-ups)'; (iv) inclusion in the item 'Changes in working capital' of changes in the provisions; (v) presentation of the change in the provision for employee benefits after the item 'Cash provided by operating activities'; (vi) the inclusion of the item 'Securities', which was previously included in 'Net cash used in financing activities', in the items 'Cash flow from investing activities' and 'Cash flow from disposals'; (vii) the item 'Collection and transfer of financing receivables and other short-term financial assets' has been renamed 'Financing receivables' and includes the items 'Repayments of short-term receivables' and 'Repayments of short-term receivables (debt)', which were previously included in 'Net cash used in financing activities'; (viii) the items 'Proceeds from short-term debt', 'Repayments of short-term receivables (debt)' and 'Increase (decrease) in short-term debt to banks' have been included in the item 'Increase (decrease) in short-term debt'.

The exchange rates that have been applied for the translation of financial statements in foreign currencies are as follows:

Currency	Exchange rate at Dec. 31, 2009	Exchange rate at June 30, 2010	2010 average exchange rate
US Dollar	1.4406	1.2271	1.32683
British Pound Sterling	0.8881	0.81745	0.869995
Algerian Dinar	104.172	91.9383	97.5187
Angolan Kwanza	128.608	113.596	121.693
Saudi Arabian Riyal	5.40329	4.6021	4.97577
Argentine Peso	5.46185	4.82551	5.13168
Australian Dollar	1.6008	1.4403	1.48477
Azerbaijan Manat	1.15723	0.986453	1.06657
Brazilian Real	2.5113	2.2082	2.38394
Canadian Dollar	1.5128	1.289	1.37186
Croatian Kuna	7.3	7.198	7.26633
Egyptian Pound	7.90576	6.98744	7.34663
Indian Rupee	67.04	56.993	60.7337
Indonesian Rupee	13,626.1	11,121.9	12,195.3
Kazakhstan Tenge	213.775	180.917	195.404
Malaysian Ringgit	4.9326	3.973	4.3881
Mexican Peso	18.9223	15.7363	16.8069
Nigerian Naira	215.548	183.864	199.956
Norwegian Kroner	8.3	7.9725	8.00564
Peruvian New Sol	4.16189	3.46852	3.77476
Qatar Riyal	5.24609	4.4678	4.82978
Dominican Peso	51.9443	45.0979	48.2893
Romanian New Leu	4.2363	4.37	4.14944
Russian Rouble	43.154	38.282	39.8862
Singaporean Dollar	2.019	1.716	1.85344
Swiss Franc	1.484	1.3283	1.43591
UAE Dirham	5.122	4.507	4.8733

Use of accounting estimates

For a description of the accounting estimates used see the 2009 Annual Report.

Recent accounting principles

As regards the recent accounting principles, in addition to the information provided in the 2009 Annual Report, during 2010 the IASB issued the document 'Improvements to IFRS's', which essentially consists of changes of a technical and editorial nature to existing standards and interpretations.

Scope of consolidation at June 30, 2010

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
CONSOLIDATING COMPANY							
Saipem SpA	San Donato Milanese	EUR	441,410,900	Eni Corporate SpA Saipem SpA Third parties	42.91 1.05 56.04		
CONTROLLED COMPANIES							
ITALY							
Consorzio Sapro	San Giovanni Teatino	EUR	10,329	Saipem SpA Third parties	51.00 49.00		Co.
Saipem Energy Services SpA	San Donato Milanese	EUR	9,020,216	Saipem SpA	100.00	100.00	F.C.
Servizi Energia Italia SpA	Marghera	EUR	291,000	Saipem Energy Services SpA	100.00	100.00	F.C.
Snamprogetti Chiyoda sas di Saipem SpA	San Donato Milanese	EUR	10,000	Saipem SpA Third parties	99.90 0.10	99.90	F.C.
ABROAD							
Andromeda Consultoria Tecnica e Representações Ltda	Rio de Janeiro (Brazil)	BRL	322,350,000	Saipem SpA Snamprogetti Netherlands BV	99.00 1.00	100.00	F.C.
Boscongo sa	Pointe Noire (Congo)	XAF	200,000,000	Saipem sa Third parties	99.99 0.01	100.00	F.C.
BOS Investment Ltd	Hertfordshire (United Kingdom)	GBP	700,000	Saipem sa	100.00	100.00	F.C.
BOS-UIE Ltd	Hertfordshire (United Kingdom)	GBP	600,600	BOS Investment Ltd	100.00	100.00	F.C.
Construction Saipem Canada Inc (***)	Montreal (Canada)	CAD	1,000	Snamprogetti Canada Inc	100.00		E.M.
Entreprise Nouvelle Marcellin sa	Marseille (France)	EUR	1,018,700	Saipem sa	100.00	100.00	F.C.
Ersai Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International BV Third parties	50.00 50.00	50.00	F.C.
Ersai Marine Llc (***)	Almaty (Kazakhstan)	KZT	1,000,000	Ersai Caspian Contractor Llc	100.00		E.M.
ERS - Equipment Rental & Services BV	Amsterdam (Netherlands)	EUR	90,760	Saipem International BV	100.00	100.00	F.C.
European Marine Contractors Ltd (**)	London (United Kingdom)	GBP	20,000	European Marine Investments Ltd Saipem UK Ltd	50.00 50.00		E.M.
European Marine Investments Ltd (**)	London (United Kingdom)	USD	20,000	Saipem International BV	100.00		E.M.
European Maritime Commerce BV	Amsterdam (Netherlands)	EUR	18,000	Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	100.00	100.00	F.C.
Global Petroprojects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International BV	100.00	100.00	F.C.
Hazira Cryogenic Engineering & Construction Management Private Ltd	Mumbai (India)	INR	500,000	Saipem sa Third parties	55.00 45.00		E.M.
Hazira Marine Engineering & Construction Management Private Ltd	Mumbai (India)	INR	100,000	Saipem sa Sofresid sa	99.99 0.01		E.M.
Katran-K Llc	Krasnodar (Russian Federation)	RUB	1,603,800	Saipem International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Moss Maritime AS	Lysaker (Norway)	NOK	40,000,000	Saipem International BV	100.00	100.00	F.C.
Moss Maritime Inc	Houston (USA)	USD	145,000	Moss Maritime AS	100.00	100.00	F.C.
Moss Offshore AS	Lysaker (Norway)	NOK	20,000,000	Moss Maritime AS	100.00	100.00	F.C.
Nigerian Services & Supply Co Ltd (***)	Lagos (Nigeria)	NGN	40,000,000	Saipem sa	100.00		E.M.
North Caspian Service Co Llp	Almaty (Kazakhstan)	KZT	1,910,000,000	Saipem International BV	100.00	100.00	F.C.
Petrex SA	Iquitos (Peru)	PEN	485,469,045	Saipem International BV	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Saipem sa Third parties	70.00 30.00	70.00	F.C.
Professional Training Center Llc (***)	Karakiyan District, Mangistau Oblast (Kazakhstan)	KZT	1,000,000	Ersai Caspian Contractor Llc	100.00		E.M.
PT Saipem Indonesia	Jakarta (Indonesia)	USD	111,290,000	Saipem International BV Saipem Asia Sdn Bhd	68.55 31.45	100.00	F.C.
Sagio - Companhia Angolana de Gestão de Instalaçao Offshore Lda	Luanda (Angola)	AOA	1,600,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	60.00 40.00		E.M.
Saigut SA de Cv	Col Juarez (Mexico)	MXN	90,050,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saimexicana SA de Cv	Col Juarez (Mexico)	MXN	50,000	Saipem sa	100.00	100.00	F.C.
Saipem (Beijing) Technical Services Co Ltd	Beijing (China)	USD	250,000	Saipem International BV	100.00	100.00	F.C.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International BV Third parties	41.94 58.06	100.00	F.C.
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International BV Third parties	89.41 10.59	89.41	F.C.
Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem (Portugal) - Gestão de Participações SGPS SA	Funchal (Portugal)	EUR	49,900,000	Saipem International BV	100.00	100.00	F.C.
Saipem America Inc	Wilmington (USA)	USD	50,000,000	Saipem International BV	100.00	100.00	F.C.
Saipem Argentina Samic y F. (**)(***)	Buenos Aires (Argentina)	ARS	444,500	Saipem International BV Third parties	99.58 0.42		E.M.
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International BV	100.00	100.00	F.C.
Saipem Australia Pty Ltd (***)	Sydney (Australia)	AUD	10,661,000	Saipem International BV	100.00		E.M.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	827,000,000	Saipem International BV Third parties	97.94 2.06	97.94	F.C.
Saipem Contracting Algérie SpA	Hassi Messaoud (Algeria)	DZD	1,556,435,000	Sofresid sa	100.00	100.00	F.C.
Saipem Discoverer Invest Sarl	Luxembourg (Luxembourg)	USD	215,000	Saipem SpA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	14,719,299	Saipem Energy Services SpA	100.00	100.00	F.C.
Saipem Drilling Co Pvt Ltd	Chennai (India)	INR	50,000,000	Saipem International BV Saipem sa	50.00 50.00	100.00	F.C.
Saipem Engineering Nigeria Ltd (***)	Lagos (Nigeria)	NGN	75,000,000	Saipem International BV Third parties	95.00 5.00		E.M.
Saipem Holding France sas	Montigny le Bretonneux (France)	EUR	40,000	Saipem International BV	100.00	100.00	F.C.
Saipem India Project Ltd	Chennai (India)	INR	407,000,000	Saipem sa	100.00	100.00	F.C.
Saipem International BV	Amsterdam (Netherlands)	EUR	172,444,000	Saipem SpA	100.00	100.00	F.C.
Saipem Libya Limited Liability Company - SA.LI.CO. Llc	Tripoli (Libya)	LD	10,000,000	Saipem International BV Snamprogetti Netherlands BV	60.00 40.00		E.M.
Saipem Ltd	New Malden (United Kingdom)	EUR	7,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Logistics Services Ltd (***)	Lagos (Nigeria)	NGN	55,000,000	Saipem International BV	100.00		E.M.
Saipem Luxembourg SA	Luxembourg (Luxembourg)	EUR	31,002	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Maritime Asset Management Luxembourg Sarl	Luxembourg (Luxembourg)	USD	100,000	Saipem SpA	100.00	100.00	F.C.
Saipem Mediterran Usluge doo	Rijeka (Croatia)	HRK	1,500,000	Saipem International BV	100.00	100.00	F.C.
Saipem Misr for Petroleum Services (S.A.E.)	Port Said (Egypt)	EUR	2,000,000	Saipem International BV ERS - Equipment Rental & Services BV European Maritime Commerce BV	99.92 0.04 0.04	100.00	F.C.
Saipem Perfurações e Construções Petrolíferas Unipessoal Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.
Saipem Qatar Llc	Doha (Qatar)	QAR	2,000,000	Saipem International BV Third parties	49.00 51.00		E.M.
Saipem sa	Montigny le Bretonneux (France)	EUR	26,488,695	Saipem SpA	100.00	100.00	F.C.
Saipem Services México SA de Cv	Col Juarez (Mexico)	MXN	50,000	Saimexicana SA de Cv	100.00	100.00	F.C.
Saipem Services SA	Bruxelles (Belgium)	EUR	61,500	Saipem International BV ERS - Equipment Rental & Services BV	99.98 0.02	100.00	F.C.
Saipem Singapore Pte Ltd	Singapore (Singapore)	SGD	28,890,000	Saipem sa	100.00	100.00	F.C.
Saipem UK Ltd	New Malden (United Kingdom)	GBP	6,470,000	Saipem International BV	100.00	100.00	F.C.
Saipem Ukraine Llc	Kiev (Ukraine)	EUR	106,061	Saipem International BV Saipem Luxembourg SA	99.00 1.00	100.00	F.C.
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem sa	100.00	100.00	F.C.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International BV Third parties	60.00 40.00	100.00	F.C.
Shipping and Maritime Services Ltd (***)	Lagos (Nigeria)	NGN	13,000,000	ERS - Equipment Rental & Services BV	100.00		E.M.
Sigurd Rück AG	Zurich (Switzerland)	CHF	25,000,000	Saipem International BV	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Snamprogetti Africa (Nigeria) Ltd (**)(***)	Lagos (Nigeria)	NGN	5,000,000	Snamprogetti Netherlands BV Snamprogetti Management Services SA	99.00 1.00		E.M.
Snamprogetti Canada Inc	Montreal (Canada)	CAD	100,100	Saipem International BV	100.00	100.00	F.C.
Snamprogetti Engineering BV	Amsterdam (Netherlands)	EUR	18,151	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti France sarl	Montigny le Bretonneux (France)	EUR	22,867	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Ltd	Basingstoke (United Kingdom)	GBP	15,000,000	Snamprogetti Netherlands BV	100.00	100.00	F.C.
Snamprogetti Lummus Gas Ltd	Sliema (Malta)	EUR	50,000	Snamprogetti Netherlands BV Third parties	99.00 1.00	99.00	F.C.
Snamprogetti Management Services SA (**)	Geneva (Switzerland)	CHF	300,000	Snamprogetti Netherlands BV Third parties	99.99 0.01		E.M.
Snamprogetti Netherlands BV	Amsterdam (Netherlands)	EUR	92,117,340	Saipem SpA	100.00	100.00	F.C.
Snamprogetti Romania Srl	Bucharest (Romania)	RON	5,034,100	Snamprogetti Netherlands BV Saipem International BV	99.00 1.00	100.00	F.C.
Snamprogetti Saudi Arabia Co Ltd Llc	Al-Khobar (Saudi Arabia)	SAR	10,000,000	Saipem International BV Snamprogetti Netherlands BV	95.00 5.00	100.00	F.C.
Société de Construction d'Oleoducs Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa Entreprise Nouvelle Marcellin sa	99.90 0.10	100.00	F.C.
Sofresid Engineering sa	Montigny le Bretonneux (France)	EUR	1,267,143	Sofresid sa Third parties	99.99 0.01	100.00	F.C.
Sofresid sa	Montigny le Bretonneux (France)	EUR	8,253,840	Saipem sa	100.00	100.00	F.C.
Sonsub AS	Randaberg (Norway)	NOK	1,882,000	Saipem International BV	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International BV	100.00	100.00	F.C.
Sonsub Ltd (**)	Aberdeen (United Kingdom)	GBP	5,901,028	Saipem International BV	100.00	100.00	F.C.
Star Gulf Free Zone Co	Dubai (United Arab Emirates)	AED	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda	80.00 20.00	100.00	F.C.
TBE Ltd (***)	Damietta (Egypt)	EGP	50,000	Saipem sa Third parties	70.00 30.00		E.M.
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Funchal (Portugal)	EUR	500,000	Saipem (Portugal) - Gestão de Participações SGPS SA	100.00	100.00	F.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
ASSOCIATED AND JOINTLY CONTROLLED COMPANIES							
ITALY							
ASG Scarl	San Donato Milanese	EUR	50,864	Saipem SpA Third parties	55.41 44.59	55.41	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Uno	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	50.36 49.64	50.36	P.C.
CEPAV (Consorzio Eni per l'Alta Velocità) Due	San Donato Milanese	EUR	51,646	Saipem SpA Third parties	52.00 48.00		E.M.
Consorzio Snamprogetti Abb Lg Chemicals (**)	San Donato Milanese	EUR	50,000	Saipem SpA Third parties	50.00 50.00		E.M.
Modena Scarl	San Donato Milanese	EUR	400,000	Saipem SpA Third parties	59.33 40.67	59.33	P.C.
Rodano Consortile Scarl	San Donato Milanese	EUR	250,000	Saipem SpA Third parties	53.57 46.43	53.57	P.C.
Rosetti Marino SpA	Ravenna	EUR	4,000,000	Saipem sa Third parties	20.00 80.00		E.M.
SP - TKP Fertilizer Srl (**)	San Donato Milanese	EUR	5,000	Saipem SpA Third parties	50.00 50.00		E.M.
ABROAD							
02 Pearl snc	Montigny le Bretonneux (France)	EUR	1,000	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Barber Moss Ship Management AS	Lysaker (Norway)	NOK	1,000,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Bonny Project Management Co Ltd	Greenford (United Kingdom)	GBP	1,000	LNG - Serviços e Gestão de Projectos Lda	100.00		E.M.
BOS Shelf Ltd Society	Baku City (Azerbaijan)	AZN	2,000	Star Gulf Free Zone Co Third parties	50.00 50.00	50.00	P.C.
Caspian Barge Builders Pte Ltd (***)	Singapore (Singapore)	SGD	2	Saipem Singapore Pte Ltd Third parties	50.00 50.00		E.M.
Charville - Consultores e Serviços, Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
CMS&A Wll	Doha (Qatar)	QAR	500,000	Snamprogetti Netherlands BV Third parties	20.00 80.00	50.00	P.C.
Dalia Floater Angola Snc	Paris la Defense (France)	EUR	0	Entreprise Nouvelle Marcellin sa Third parties	27.50 72.50	27.50	P.C.
Doris Construction Support Services Llc	Houston (USA)	USD	1,000	Doris USA Inc	100.00		E.M.
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering sa	100.00		Co.
Doris Engenharia Ltda	Rio de Janeiro (Brazil)	BRL	2,203,170	Doris Engineering sa Third parties	50.00 50.00		E.M.
Doris Engineering sa	Paris (France)	EUR	3,571,440	Sofresid sa Third parties	40.00 60.00		E.M.
Doris USA Inc	Houston (USA)	USD	1,500,000	Doris Engineering sa	100.00		E.M.
Fertilizantes Nitrogenados de Oriente CEC	Caracas (Venezuela)	VEB	9,667,827,216	Snamprogetti Netherlands BV Third parties	20.00 80.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
Fertilizantes Nitrogenados de Oriente SA	Caracas (Venezuela)	VEB	286,549	Snamprogetti Netherlands BV Third parties	20.00 80.00		E.M.
Fertilizantes Nitrogenados de Venezuela CEC	Josè - Edo. Anzategui (Venezuela)	VEB	312,214,634,511	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
Fertilizantes Nitrogenados de Venezuela Srl	Josè - Edo. Anzategui (Venezuela)	VEB	287,000	Fertilizantes Nitrogenados de Oriente CEC	100.00		Co.
FPSO Firenze Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras - Produção de Petròleo Lda	100.00		E.M.
FPSO Mystras - Produção de Petròleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Kazakhoil Bouygues Offshore Sarl (***)	Almaty (Kazakhstan)	KZT	1,000,000	Saipem sa Third parties	50.00 50.00		Co.
Kwanda Suporto Logistico Lda	Luanda (Angola)	AOA	25,510,204	Saipem sa Third parties	40.00 60.00		E.M.
LNG - Serviços e Gestão de Projectos Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV Third parties	25.00 75.00		E.M.
Mangrove Gas Netherlands BV	Amsterdam (Netherlands)	EUR	2,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
Moss Krylov Maritime	St. Petersburg (Russian Federation)	RUB	98,000	Moss Maritime AS Third parties	50.00 50.00		E.M.
Nigetecsa Free Zone Enterprise (***)	Olokola (Nigeria)	USD	40,000	Saipem International BV Third parties	50.00 50.00		E.M.
ODE North Africa Llc	Maadi - Cairo (Egypt)	EGP	100,000	Offshore Design Engineering Ltd	100.00		E.M.
Offshore Design Engineering Ltd	London (United Kingdom)	GBP	100,000	Saipem sa Doris Engineering sa	50.00 50.00	50.00	P.C.
PT Singgar - Doris	Jakarta (Indonesia)	IDR	2,298,750,000	Doris Engineering sa Third parties	50.00 50.00		E.M.
RPCO Enterprises Ltd	Nicosia (Cyprus)	EUR	17,100	Snamprogetti Netherlands BV Third parties	50.00 50.00	50.00	P.C.
Sabella sas	Quimper (France)	EUR	37,000	Sofresid Engineering sa Third parties	32.50 67.50		E.M.
Saibos Akogep Snc	Montigny le Bretonneux (France)	EUR	39,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Saipar Drilling Co BV	Amsterdam (Netherlands)	EUR	20,000	Saipem International BV Third parties	50.00 50.00	50.00	P.C.
Saipem Kharafi National MMO Fz Co	Dubai (United Arab Emirates)	AED	600,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipem Taqa Al Rushaid Fabricators Co Ltd	Dammam (Saudi Arabia)	SAR	10,000,000	Saipem International BV Third parties	40.00 60.00		E.M.
Saipem Triune Engineering Private Ltd	New Delhi (India)	INR	200,000	Saipem International BV Third parties	50.00 50.00		E.M.
Saipon snc	Montigny le Bretonneux (France)	EUR	20,000	Saipem sa Third parties	60.00 40.00	60.00	P.C.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(***) Inactive throughout the period.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
SC TCPI Romania - Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Bucharest (Romania)	RON	172,500	Tecnoprojecto Internacional Projectos e Realizações Industriais SA	100.00		E.M.
SEA Tank Co sa	Paris (France)	EUR	46,800	Doris Engineering sa Third parties	99.62 0.38		Co.
Servicios de Construçiones Caucedo sa (**)	Santo Domingo (Dominican Republic)	DOP	100,000	Saipem sa Third parties	49.70 50.30		E.M.
SNC Saipem - Bouygues TP	Monaco (Principality of Monaco)	EUR	10,000	Saipem sa Third parties	70.00 30.00	70.00	P.C.
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Third parties	33.33 66.67	33.33	P.C.
Southern Gas Constructors Ltd	Lagos (Nigeria)	NGN	10,000,000	Saipem (Portugal) - Gestão de Participações SGPS SA Third parties	50.00 50.00	50.00	P.C.
SPF - TKP Omifpro Snc	Paris (France)	EUR	50,000	Snamprogetti France sarl Third parties	50.00 50.00	50.00	P.C.
Starstroi Llc	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem sa Third parties	50.00 50.00	50.00	P.C.
Starstroi - Maintenance Llc	Krasnodar (Russian Federation)	RUB	1,000,000	Starstroi Llc	100.00		E.M.
Starstroi - Sakhalin - Bezopasnost sarl	Yuzhno (Russian Federation)	RUB	300,000	Starstroi Security Llc	100.00		E.M.
Starstroi Security Llc	Krasnodar (Russian Federation)	RUB	300,000	Starstroi Llc	100.00		E.M.
Stat Assets Management sas	Nimes (France)	EUR	50,000	Stat Holding International Ltd	100.00		E.M.
Stat Holding International Ltd	North Harrow (United Kingdom)	GBP	10,000	Doris Engineering sa Third parties	70.00 30.00		E.M.
Stat Marine Llc	Houston (USA)	USD	10,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine Ltd	North Harrow (United Kingdom)	GBP	1,000	Stat Holding International Ltd Third parties	94.00 6.00		E.M.
Stat Marine sas	Nimes (France)	EUR	40,582	Stat Holding International Ltd Third parties	93.91 6.09		E.M.
Stat Services sa	La Seyne sur Mer (France)	EUR	38,112	Stat Holding International Ltd Third parties	99.84 0.16		E.M.
Sud-Soyo Urban Development Lda	Soyo (Angola)	AOA	20,000,000	Saipem sa Third parties	49.00 51.00		E.M.
T.C.P.I. Angola Tecnoprojecto Internacional sa	Luanda (Angola)	AOA	9,000,000	Petromar Lda Third parties	35.00 65.00		E.M.
Tchad Cameroon Maintenance BV	Rotterdam (Netherlands)	EUR	18,000	Saipem sa Third parties	40.00 60.00		E.M.
Technip-Zachry-Saipem LNG Lp	Houston (USA)	USD	5,000	TZS Llc (NV) TZS Llc (TX)	99.00 1.00	20.00	P.C.
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	Porto Salvo - Concelho de Oeiras (Portugal)	EUR	700,000	Saipem sa Third parties	42.50 57.50		E.M.
TMBYS sas	Guyancourt (France)	EUR	30,000	Saipem sa Third parties	33.33 66.67	33.33	P.C.
TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	Funchal (Portugal)	EUR	5,000	TSKJ - Serviços de Engenharia Lda	100.00		E.M.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method
(**) In liquidation.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	Method of consolidation or accounting principle (*)
TSKJ - Nigeria Ltd	Lagos (Nigeria)	NGN	50,000,000	TSKJ II - Construções Internacionais, Sociedade Unipessoal, Lda	100.00		E.M.
TSKJ - Serviçôes de Engenharia Lda	Funchal (Portugal)	EUR	5,000	Snamprogetti Netherlands BV	25.00		E.M.
				Third parties	75.00		
TSLNG snc	Courbevoie (France)	EUR	20,000	Saipem sa	50.00	50.00	P.C.
				Third parties	50.00		
TSS Dalia snc	Courbevoie (France)	EUR	0	Saipem sa	27.50	27.50	P.C.
				Third parties	72.50		
TZS Llc (NV)	Reno (USA)	USD	10,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		
TZS Llc (TX)	San Antonio (USA)	USD	5,000	Saipem America Inc	20.00	20.00	P.C.
				Third parties	80.00		

The Saipem Group comprises 163 companies: 68 are consolidated using the full consolidation method, 28 with the proportionate consolidation method, 61 with the equity method and 6 with the cost method.

(*) F.C. = full consolidation, P.C. = proportionate consolidation, E.M. = equity method, Co. = cost method

Changes in the scope of consolidation

There were no significant changes in the scope of consolidation during the first six months of the year with respect to the consolidated financial statements at December 31, 2009. Changes are detailed below in date order:

New incorporations, disposals, liquidations, mergers and changes to the consolidation method:
- on January 1, 2010, **Intermare Sarda SpA** was merged by incorporation into Saipem Energy Services SpA;
- on January 14, 2010, **Consorzio USG**, in liquidation, was closed following delisting from the Register of Companies;
- on January 18, 2010, **Bannorsud - Comercio, Serviçõs de Consultoria e Investimentos Lda** was closed following its sale to third parties;
- on February 16, 2010, the Texan company, **Doris Construction Support Services Llc**, was incorporated and is consolidated using the equity method;
- on March 18, 2010, the British company, **Saipem Ltd**, was incorporated and is consolidated using the full consolidation method;
- as of March 25, 2010, **European Marine Contractors Ltd**, in liquidation, previously consolidated using the full consolidation method, was consolidated using the equity method, since it fell below the relevant size;
- as of March 25, 2010, **European Marine Investments Ltd**, in liquidation, previously consolidated using the full consolidation method, was consolidated using the equity method, since it fell below the relevant size;
- on April 29, 2010, the French company, **TMBYS sas**, was incorporated and is consolidated using the proportionate method;
- on May 7, 2010, the Canadian company, **Construction Saipem Canada Inc**, was incorporated and is consolidated using the equity method;
- on May 10, 2010, the Libyan company, **Saipem Libya Limited Liability Company - SA.LI.CO. Llc**, was incorporated and is consolidated using the equity method;
- on June 10, 2010, **STTS Snc**, having previously been placed into liquidation, was delisted from the Register of Companies;
- on June 11, 2010, **Guangdong Contractor Snc**, having previously been placed into liquidation, was delisted from the Register of Companies;
- on June 30, 2010, **Africa Oil Services sa**, having previously been placed into liquidation, was delisted from the Register of Companies.

Movements within the Group:
- on June 7, 2010, **Saipem Maritime Asset Management Luxembourg Sarl** was sold by Saipem International BV to Saipem SpA;
- on June 14, 2010, **European Maritime Commerce BV** was sold by ERS Equipment Rental & Services BV to Saipem (Portugal) Comércio Marítimo Sociedade Unipessoal Lda.

Changes in functional currencies
As of January 1, 2010, **Boscongo sa** changed its functional currency from the Central African CFA Franc to the euro.

Notes to the condensed consolidated interim financial statements

Current assets

Cash and cash equivalents

Cash and cash equivalents amounted to €1,186 million, representing an €200 million increase compared with December 31, 2009 (€986 million).

Cash and equivalents at year-end, 40% of which are denominated in euro, 39% in US dollars and 21% in other currencies, received an average interest rate of 0.32%. €740 million thereof (€617 million at December 31, 2009) are on deposit at Eni Group financial companies. Cash and cash equivalents include cash and cash on hand of €3 million (€17 million at December 31, 2009).

At June 30, 2010, there were no financial receivables due within 90 days.

Funds in three current accounts held by the subsidiary Saipem Contracting Algérie SpA (equivalent to €32.2 million at June 30, 2010) have been temporarily frozen in connection with an investigation being conducted into third parties.

The breakdown of cash and cash equivalents of Saipem and other Group companies at June 30, 2010 by geographical area (based on the country of domicile of the relevant company) was as follows:

(€ million)	
Italy	265
Rest of Europe	542
Asia-Pacific	111
Africa	182
Americas	86
Total	**1,186**

Other financial assets held for trading or available for sale

At June 30, 2010, other financial assets related to financial assets available for sale amounting to €22 million (€36 million at December 31, 2009). They consisted of the following:

(€ million)	Dec. 31, 2009	June 30, 2010
Other securities	36	22
Total	**36**	**22**

These assets related to units in collective investment schemes (Sicav) with maturities of less than three months held by a number of French associates.

Trade and other receivables

Trade and other receivables of €4,124 million (€4,040 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Trade receivables	3,242	3,170
Financing receivables for non-operating purposes	68	123
Other receivables:		
- other	730	831
Total	**4,040**	**4,124**

Receivables are stated net of the valuation allowance of €133 million:

(€ million)	Dec. 31, 2009	Additions	Deductions	Translation differences	Other changes	June 30, 2010
Trade receivables	106	21	(5)	6	(1)	127
Other receivables	6	-	-	-	-	6
Total	**112**	**21**	**(5)**	**6**	**(1)**	**133**

Trade receivables amounted to €3,170 million, representing an €72 million decrease. €149 million (€260 million at December 31, 2009) were due from parent companies (Eni SpA and its divisions).
Receivables from related parties are shown in Note 44 'Transactions with related parties'.
Trade receivables included retention amounts guaranteeing contract work in progress of €206 million (€198 million at December 31, 2009), of which €132 million were due within one year and €74 million due after one year.
Financing receivables for non-operating purposes of €123 million (€68 million at December 31, 2009) mainly related to the receivable of €68 million held by Saipem sa for the loan granted to Eni Coordination Center SA and the receivable held by Saipem SpA for the loan of working capital to the CEPAV Due Consortium of €48 million.
Receivables from jointly controlled companies, with regard to the non-consolidated portion, were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
02 Pearl snc	7	5
Charville - Consultores e Serviços, Lda	2	1
Saipar Drilling Co BV	1	1
Société pour la Realisation du Port de Tanger Mediterranée	2	2
Saipon snc	3	2
Starstroi Llc	1	1
Southern Gas	11	3
BOS Shelf Ltd Society	1	1
Total	**28**	**16**

Other receivables of €831 million consisted of the following:

(€ million)	Dec. 31, 2009	June 30, 2010
Receivables from:		
- insurance companies	3	5
- employees	31	36
- national insurance/social security contributions	1	4
- bank accounts due within/after one year	6	12
- foreign tax authorities other than tax credits	4	4
- consultants and professionals	1	1
Prepayments to suppliers for services	553	607
Guarantee deposits	18	22
Customs and excise duties	2	-
Receivables from agents and representatives	8	3
Other	103	137
Total	**730**	**831**

Receivables from related parties are shown in Note 44 'Transactions with related parties'.
The fair value of trade and other receivables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

Inventories

Inventories of €1,599 million (€1,071 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Raw and auxiliary materials and consumables	323	367
Contract work in progress	748	1,232
Total	**1,071**	**1,599**

Inventories are stated net of the valuation allowance of €12 million.

(€ million)	Dec. 31, 2009	Additions	Deductions	Other changes	June 30, 2010
Inventories valuation allowance	7	5	-	-	12
	7	**5**	**-**	**-**	**12**

Contract work in progress, amounting to €1,232 million (€748 million at December 31, 2009) included sums associated with requests for payments deemed probable and reasonably estimated.
Contract work in progress with related parties are shown in Note 44 'Transactions with related parties'.

Current tax assets

Current tax assets of €59 million (€113 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Italian tax authorities	79	13
Foreign tax authorities	34	46
Total	**113**	**59**

The decrease in current tax assets of €54 million was mainly related to the sale of Italian tax credits (Ires) by Saipem SpA.

Other current tax assets

Other current tax assets of €230 million (€285 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Italian tax authorities	144	70
Foreign tax authorities	141	160
Totale	**285**	**230**

The decrease in other current tax assets of €55 million was mainly related to changes in VAT credits refundable from Italian tax authorities.

Other current assets

Other current assets of €371 million (€256 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Fair value of non-hedging derivatives	32	50
Fair value of hedging derivatives	127	220
Other	97	101
Total	**256**	**371**

At June 30, 2010, the fair value of derivative instruments was equal to a positive amount of €270 million (€159 million at December 31, 2009).
The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2010, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period end exchange rate and the respective forward interest rate curves.
The fair value of derivative contracts by type is provided in the following table:

	Assets Dec. 31, 2009			Assets June 30, 2010		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	36			199		
. sale	94			24		
Total	130			223		
- forward currency contracts (Forward component)						
. purchase	-			(1)		
. sale	(3)			(2)		
Total	(3)	1,275	1,880	(3)	2,044	1,145
Total derivative contracts qualified for hedge accounting	**127**			**220**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
- forward currency contracts (Spot component)						
. purchase	19			36		
. sale	13			14		
Total	32			50		
- forward currency contracts (Forward component)						
. purchase	-			-		
. sale	-			-		
Total	32	1,000	190	50	692	767
- commodities						
- other derivative contracts	-			-		
Total	-			-		
Total derivative contracts not qualified for hedge accounting	**32**			**50**		
Total	**159**			**270**		

Derivatives designated as cash flow hedges related to forward purchase and sale transactions (forward outrights and currency swaps).

The cash flows and the income statement impact of hedged highly probably forecast transactions at June 30, 2010 are expected to occur up until 2012.

During the first half of 2010, there were no significant cases of hedged items being no longer considered highly probable.

The fair value of derivative assets qualified for hedge accounting at June 30, 2010 was equal to €220 million (€127 million at December 31, 2009). The effective portion (spot component) of fair value movements in these derivatives of €223 million was deferred in a hedging reserve in equity (€192 million at June 30, 2010; €124 million at December 31, 2009) and recorded under finance income and expense (€31 million at June 30, 2010; €6 million at December 31, 2009), while the forward component (the ineffective portion of fair value movements), amounting to €3 million (€3 million at December 31, 2009), was recognised as finance expense.

The fair value of derivative liabilities qualified for hedge accounting at June 30, 2010, analysed in Note 19 'Other current liabilities' and Note 24 'Other non-current liabilities', was equal to €557 million (€158 million at December 31, 2009). The spot component of fair value movements in these derivatives of €520 million was deferred in a hedging reserve in equity (€495 million at June 30, 2010; €113 million at December 31, 2009) and recorded under finance income and expense (€25 million at June 30, 2010; €13 million at December 31, 2009), while the forward component, amounting to €37 million (€32 million at December 31, 2009), was recognised as finance expense.

During the first half of 2010, operating revenues and expenses were adjusted by a net positive amount of €13 million to reflect the effects of hedging. Another €15 million was recorded as an increase in the cost of construction of tangible assets.

Other assets at June 30, 2010 amounted to €101 million, representing an €4 million increase compared with December 31, 2009 and consisted mainly of prepayments.

Other receivables from related parties are shown in Note 44 'Transactions with related parties'.

Non-current assets

Property, plant and equipment

Property, plant and equipment amounting to €7,061 million (€6,295 million at December 31, 2009) was as follows:

(€ million)	Gross value at Dec. 31, 2009	Provision for depreciation and impairments at Dec. 31, 2009	Net value at Dec. 31, 2009	Investments	Depreciation	Impairments	Change in the scope of consolidation	Disposals	Currency translation differences	Other changes	Final net value at June 30, 2010	Final gross value at June 30, 2010	Provision for depreciation and impairments at June 30, 2010
Property, plant and equipment	9,190	2,895	6,295	780	(232)	-	-	(3)	221	-	7,061	10,253	3,192
Total	**9,190**	**2,895**	**6,295**	**780**	**(232)**	**-**	**-**	**(3)**	**221**	**-**	**7,061**	**10,253**	**3,192**

Capital expenditure made during the first half of 2010 amounted to €780 million (€875 million in the first half of 2009) and related to the following sectors: Offshore (€344 million), Offshore Drilling (€313 million), Onshore Drilling (€117 million) and Onshore (€6 million).

The main items of capital expenditure during the year included:

- in the Offshore sector, the continuation of the construction of a new pipelay vessel, a deepwater Field Development Ship and a new diving support vessel, the construction of a new fabrication yard in Indonesia and maintenance and upgrading of the existing asset base;
- in the Onshore sector, the acquisition and readying of plant and equipment necessary for the execution of projects;
- in the Offshore Drilling sector, completion works on a new ultra-deepwater drillship, the continuation of fitting out works on two semi-submersible rigs and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- in the Onshore Drilling sector, the completion of upgrading of a rig which started operations at the end of the half year and continuation of upgrading and construction on two rigs.

Finance expenses capitalised during the year, calculated using an average interest rate of 2.26%, amounted to €27 million (€23 million in the first half of 2009).

82.4776

During the period, there were no events or changes in scenario indicating that the carrying amounts of tangible assets might not be recoverable.
During the period, no government grants were recorded as a decrease of the carrying value of property, plant and equipment.
At June 30, 2010, all property, plant and equipment was free from pledges, mortgages and/or other obligations.
The total commitment on current items of capital expenditure at June 30, 2010 amounted to €907 million (€1,065 million at December 31, 2009).

Finance leases
Saipem currently has no finance leases.

Intangible assets

Intangible assets of €754 million (€756 million at December 31, 2009) were as follows:

(€ million)	Gross value at Dec. 31, 2009	Provision for amortisation and impairments at Dec. 31, 2009	Net value at Dec. 31, 2009	Investments	Amortisation	Impairments	Reversals of writedowns	Disposals	Currency translation differences	Other changes	Final net value at June 30, 2010	Final gross value at June 30, 2010	Provision for amortisation and impairments at June 30, 2010
Intangible assets with finite useful lives	137	114	23	2	(5)	-	-	-	-	-	20	139	119
Other intangible assets with indefinite useful lives	733	-	733	-	-	-	-	-	1	-	734	734	-
Total	**870**	**114**	**756**	**2**	**(5)**	**-**	**-**	**-**	**1**	**-**	**754**	**873**	**119**

Goodwill of €734 million refers to the difference between the purchase price, inclusive of related costs, and the shareholders' equity of Saipem sa (€689 million), Sofresid sa (€21 million) and the Moss Maritime Group (€15 million).
For impairment purposes, goodwill has been allocated to the following cash-generating units:

(€ million)	June 30, 2010
Offshore	416
Onshore	318
Total	**734**

The key assumptions adopted for assessing the recoverable amount of the CGUs which exceeds the carrying amount referred to operating results, the discount rate and the growth rates adopted to determine the terminal value. As the relevant assumptions included in the four-year plan used for impairment testing at December 31, 2009 did not change significantly in the period, management believes that an update of the estimated recoverable amounts of the Offshore and Onshore CGUs is not necessary.

Investments accounted for using the equity method

Investments accounted for using the equity method of €127 million (€118 million at December 31, 2009) were as follows:

(€ million)	Net value at the beginning of the period	Acquisitions and subscriptions	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Change in the scope of consolidation	Currency translation differences	Other changes	Net value at the end of the period	Provision for impairment
Dec. 31, 2009										
Investments in subsidiaries	2	-	-	(1)	-	3	-	(1)	3	-
Investments in associates	40	-	14	(6)	(6)	5	-	68	115	-
Total	**42**	**-**	**14**	**(7)**	**(6)**	**8**	**-**	**67**	**118**	**-**
June 30, 2010										
Investments in subsidiaries	**3**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**4**	**-**
Investments in associates	**115**	**-**	**12**	**(2)**	**(3)**	**-**	**1**	**-**	**123**	**-**
Total	**118**	**1**	**12**	**(2)**	**(3)**	**-**	**1**	**-**	**127**	**-**

Investments in subsidiaries and associates at June 30, 2010 are analysed in the section 'Scope of consolidation'.
Subscriptions of €1 million related to the incorporation of new company Saipem Libya Limited Liability Company - SA.LI.CO. Llc.
Shares of profits of investments accounted for using the equity method of €12 million related to Rosetti Marino SpA (€9 million), Doris Engineering sa (€1 million), Tecnoprojecto Internacional Projectos e Realizações Industriais SA (€1 million) and Starstroi Maintenance Llc (€1 million). Shares of losses of equity-accounted investments, amounting to €2 million, related to TSKJ Serviços de Engenharia Lda and Kwanda Suporto Logistico Lda, for €1 million each.
Deductions following the distribution of dividends of €3 million related to Rosetti Marino SpA (€2 million) and Doris Engineering sa (€1 million).
The net carrying value of investments accounted for using the equity method related to the following companies:

(€ million)	Group interest (%)	Net value at Dec. 31, 2009	Net value at June 30, 2010
Hazira Marine Engineering & Construction Management Private Ltd	100.00	1	1
Snamprogetti Management Services SA	99.99	2	2
Saipem Libya Limited Liability Company - SA.LI.CO. Llc	100.00	-	1
Total subsidiaries		**3**	**4**
Doris Engineering sa	40.00	14	14
Rosetti Marino SpA	20.00	14	21
Kwanda Suporto Logistico Lda	40.00	1	-
Starstroi Security Llc	50.00	2	3
Tecnoprojecto Internacional Projectos e Realizações Industriais SA	42.50	3	4
TSKJ - Serviços de Engenharia Lda	25.00	4	3
Fertilizantes Nitrogenados de Oriente CEC	20.00	68	68
Saipem Triune Engineering Private Ltd	50.00	5	5
SP - TKP Fertilizer Srl	50.00	1	1
Tchad Cameroon Maintenance BV	40.00	1	1
T.C.P.I. Angola Tecnoprojecto Internacional SA	35.00	1	1
Starstroi Maintenance Llc	50.00	1	1
Other minority interests		-	1
Total associates		**115**	**123**

Other investments

Other investments of €2 million (unchanged from December 31, 2009) were as follows:

(€ million)	Opening net value	Acquisitions and subscriptions	Revaluations	Impairment	Change in the scope of consolidation	Currency translation differences	Other changes	Closing net value	Provision for impairment
Dec. 31, 2009									
Investments in subsidiaries	1	-	-	-	-	-	(1)	-	-
Investments in associates	-	-	-	-	-	-	-	-	-
Investments in other companies	1	-	-	-	-	-	1	2	-
Total	2	-	-	-	-	-	-	2	-
June 30, 2010									
Investments in subsidiaries	-	-	-	-	-	-	-	-	-
Investments in associates	-	-	-	-	-	-	-	-	-
Investments in other companies	2	-	-	-	-	-	-	2	-
Total	2	-	-	-	-	-	-	2	-

Investments in subsidiaries and associates at June 30, 2010 are analysed in the section 'Scope of consolidation'.
The net value of other investments related to Nagarjuna Fertilizer and Chemicals Ltd.

(€ million)	Group interest (%)	Net value at Dec. 31, 2009	Net value at June 30, 2010
Nagarjuna Fertilizer and Chemicals Ltd	0.93	2	2
Total other companies		2	2

Other financial assets

At June 30, 2010, other long-term financial assets amounted to €10 million and related to financing receivables held for non-operating purposes by the associate company Saipem UK Ltd.

Deferred tax assets

Deferred tax assets of €159 million (€113 million at December 31, 2009) are shown net of offsettable deferred tax liabilities.

(€ million)	Dec. 31, 2009	Additions (Deductions)	Currency translation differences and other changes	June 30, 2010
Deferred tax assets	113	12	34	159
Total	113	12	34	159

Currency translation differences and other changes, which amounted to positive €34 million, related to an increase in negative offsetting of deferred tax assets against deferred tax liabilities at individual entity level (€42 million), exchange rate gains (€10 million), the positive tax effects of fair value changes of derivatives designated as cash flow hedges (€68 million) reported in equity and other negative changes (€2 million).

Other non-current assets

Other non-current assets of €42 million (€34 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Other receivables	4	4
Other	30	38
Total	**34**	**42**

Other receivables mainly related to amounts paid in compliance with local regulations to government bodies, to be refunded after a set period.

Current liabilities

Short-term debt

Short-term debt of €1,212 million (€1,797 million at December 31, 2009) was as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Banks	51	65
Other financial institutions	1,746	1,147
Total	**1,797**	**1,212**

Short-term debt decreased by €585 million, mainly due to a shift towards long-term debt and the optimisation of the short-term cash position.

The current portion of long-term debt, amounting to €311 million (€350 million at December 31, 2009), is detailed in Note 20 'Long-term debt and current portion of long-term debt'.

The breakdown of short-term debt by issuing institution, currency and average interest rate was as follows:

(€ million)

		Dec. 31, 2009			June 30, 2010		
Issuing institution	Currency	Amount	Interest rate %		Amount	Interest rate %	
			from	to		from	to
CEPAV (Consorzio Eni per l'Alta Velocità) Due	Euro	43	-	-	43	-	-
Serfactoring SpA	Euro	-	-	-	47	-	-
Eni SpA	Euro	307	0.575	0.575	421	0.615	0.615
Eni Coordination Center SA	Euro	985	0.684	1.124	365	0.721	1.221
Eni Coordination Center SA	US Dollar	158	0.481	1.851	199	0.678	1.968
Eni Coordination Center SA	British Pound Sterling	213	0.785	0.845	72	0.889	0.889
Eni Coordination Center SA	Swiss Franc	40	0.437	0.437	-	-	-
Third parties	Euro	1	0.800	0.800	6	0.840	0.840
Third parties	Nigerian Naira	20	16.500	16.500	24	16.000	16.000
Third parties	Other	30	variable		35	variable	
Total		**1,797**			**1,212**		

At June 30, 2010, Saipem had unused lines of credit amounting to €1,392 million (€1,267 million at December 31, 2009). These agreements carry interest charges based on prevailing market conditions. Commission fees on unused lines of credit were not significant.

At June 30, 2010, there were no unfulfilment of terms and conditions or violation of agreements in relation to financing contracts.

Trade and other payables

Trade and other payables of €6,352 million (€5,735 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Trade payables	2,602	3,054
Advances	2,826	2,912
Other payables	307	386
Total	**5,735**	**6,352**

Trade payables amounted to €3,054 million, representing an €452 million increase due to increased Group activities.
Advances of €2,912 million (€2,826 million at December 31, 2009), consisted mainly of adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured (€1,334 million at June 30, 2010; €1,533 million at December 31, 2009) and advances on contract work in progress received by Saipem SpA and foreign subsidiaries of €1,578 million (€1,293 million at December 31, 2009).
Trade payables and advances to parent companies (Eni SpA and divisions) amounted to €15 million (€13 million at December 31, 2009).
Trade payables to Eni Group companies are shown in Note 44 'Transactions with related parties'.
Payables to jointly controlled companies, with regard to the non-consolidated portion, consisted of the following:

(€ million)	Dec. 31, 2009	June 30, 2010
Starstroi Llc	1	1
Saipon snc	1	-
BOS Shelf Ltd Society	1	3
Total	**3**	**4**

Other payables of €386 million were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Payables to:		
- employees	126	156
- non financial public administrations	1	-
- national insurance/social security contributions	54	51
- insurance companies	6	9
- creditors relating to advances	15	16
- consultants and professionals	2	2
Other	103	152
Total	**307**	**386**

Other payables to related parties are shown in Note 44 'Transactions with related parties'.
The fair value of trade and other payables did not differ significantly from their carrying amount due to the short period of time elapsed between their date of origination and their due date.

Income tax payables

Income tax payables of €149 million (€115 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Italian tax authorities	38	42
Foreign tax authorities	77	107
Total	**115**	**149**

The increase in income tax payables of €34 million was mainly related to amounts owing by the Parent Company Saipem SpA and Saipem Contracting Algérie SpA to foreign tax authorities.

Other current tax liabilities

Other current tax liabilities of €114 million (€124 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Italian tax authorities	11	12
Foreign tax authorities	113	102
Total	**124**	**114**

The decrease in income tax payables of €11 million was mainly related to changes in amounts payable to foreign tax authorities by the Parent Company Saipem SpA.

Other current liabilities

Other current liabilities of €644 million (€227 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Fair value of non-hedging derivatives	55	56
Fair value of hedging derivatives	120	527
Other	52	61
Total	**227**	**644**

At June 30, 2010, the fair value of derivatives was equal to a negative amount of €583 million (negative amount of €175 million at December 31, 2009).
The following table shows the fair value of derivative assets and liabilities at June 30, 2010:

(€ million)	Dec. 31, 2009	June 30, 2010
Fair value of derivative assets	159	270
Fair value of derivative liabilities	(213)	(613)
Total	**(54)**	**(343)**

The fair value of derivative instruments was determined using valuation models commonly used in the financial sector and based on period-end market data (exchange and interest rates).
The fair value of forward contracts (forward outrights and currency swaps) was determined by comparing the net present value at contractual conditions of forward contracts outstanding at June 30, 2010, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on the forward contract exchange rate, the period end exchange rate and the respective forward interest rate curves.
A liability of €8 million (€12 million at December 31, 2009), relating to the fair value of an interest rate swap entered into by Saipem SpA, has been recorded under Note 15 'Long-term debt and current portion of long-term debt' (€5 million) and Note 20 'Long-term debt' (€3 million).

The fair value of interest rate swaps was determined by comparing the net present value at contractual conditions of swaps outstanding at June 30, 2010, with their present value recalculated at period-end market conditions. The model used is the Net Present Value model, which is based on EUR forward interest rates.
The fair value of derivative contracts by type is provided in the following table:

	Liabilities Dec. 31, 2009			Liabilities June 30, 2010		
	Fair value	Commitments		Fair value	Commitments	
(€ million)		purchase	sale		purchase	sale
1) Derivative contracts qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	12	400		8	300	
- forward currency contracts (Spot component)						
. purchase	43			10		
. sale	71			502		
Total	114			512		
- forward currency contracts (Forward component)						
. purchase	-			-		
. sale	-			1		
Total	-	788	2,359	1	468	4,910
- commodities (Forward component)	32	58		36	80	
Total derivative contracts qualified for hedge accounting	**158**			**557**		
2) Derivative contracts not qualified for hedge accounting:						
- interest rate derivatives						
. interest rate swaps	-			-		
- forward currency contracts (Spot component)						
. purchase	13			4		
. sale	39			50		
Total	52			54		
- forward currency contracts (Forward component)						
. purchase	-			1		
. sale	-			1		
Total	-	388	1,409	2	395	899
- commodities	-			-		
- other derivative contracts	3		19	-		-
Total	3			-		
Total derivative contracts not qualified for hedge accounting	**55**			**56**		
Total	**213**			**613**		

For a comprehensive analysis of the fair value of hedging derivatives, see Note 7 'Other current assets'.
Other current liabilities amounted to €61 million (€52 million at December 31, 2009).
Other payables to related parties are shown in Note 44 'Transactions with related parties'.

Non-current liabilities

Long-term debt and current portion of long-term debt

Long-term debt, including the current portion of long-term debt, amounted to €3,442 million (€2,146 million at December 31, 2009) and was as follows:

	Dec. 31, 2009			June 30, 2010		
(€ million)	Short-term portion	Long-term portion	Total	Short-term portion	Long-term portion	Total
Banks	276	200	476	201	300	501
Other financial institutions	74	1,596	1,670	110	2,831	2,941
Total	**350**	**1,796**	**2,146**	**311**	**3,131**	**3,442**

Long-term debt is shown below by year of maturity:

(€ million)

Type	Maturity range	2011	2012	2013	2014	After	Total
Banks	2011-2015	100	-	-	-	200	300
Other financial institutions	2011-2024	69	210	543	447	1,562	2,831
Total		**169**	**210**	**543**	**447**	**1,762**	**3,131**

Long-term debt amounted to €3,131 million, up €1,335 million versus December 31, 2009 (€1,796 million). The current portion of long-term debt decreased by €39 million due to repayments to UniCredit and Interbanca.

The following table analyses long-term debt, including the current portion of long-term debt, by issuing institution, currency, maturity and average interest rate:

(€ million)

			Dec. 31, 2009			June 30, 2010		
Issuing institution	Currency	Maturity	Amount	Interest rate % from	Interest rate % to	Amount	Interest rate % from	Interest rate % to
Eni SpA	Euro	2012-2017	658	1.450	4.950	656	1.490	4.500
Eni Coordination Center SA	Euro	2011-2024	580	0.964	5.970	1,470	0.899	5.970
Eni Coordination Center SA	US Dollar	2011-2016	424	2.181	5.100	632	0.848	4.600
Eni Coordination Center SA	British Pound Sterling	2013	-	-	-	148	1.118	1.118
Eni Coordination Center SA	Other currencies	2011-2015	-	-	-	27	variable	
Third parties	Euro	2011-2015	476	0.575	1.050	501	0.615	3.315
Third parties	British Pound Sterling	2011-2014	8	1.265	1.265	8	1.319	1.319
Total			**2,146**			**3,442**		

There was no debt secured by mortgages or liens on fixed assets of consolidated companies or by pledges on securities.

The fair value of long-term debt, including the current portion of long-term debt, amounted to €3,138 million (€1,910 million at December 31, 2009) and was calculated by discounting the expected future cash flows at the following rates:

(%)	2009	2010
Euro	0.70-4.23	0.76-3.19
US Dollar	0.29-3.40	0.60-2.05
British Pound Sterling	0.54-3.23	0.73-2.14

The difference between the fair value of long-term debt and its nominal value was mainly due to the debt of €400 million maturing in 2017.
The following table shows net borrowings as indicated in the section 'Financial and economic results' of the 'Operating and Financial Review':

	Dec. 31, 2009			June 30, 2010		
(€ million)	Current	Non-current	Total	Current	Non-current	Total
A. Cash	986	-	986	1,186	-	1,186
B. Available-for-sale and held-to-maturity securities	36	-	36	22	-	22
C. Liquidity (A+B)	**1,022**	**-**	**1,022**	**1,208**	**-**	**1,208**
D. Financing receivables	**68**	**-**	**68**	**123**	**-**	**123**
E. Short-term bank debt	51	-	51	65	-	65
F. Long-term bank debt	276	200	476	201	300	501
G. Short-term related party debt	1,746	-	1,746	1,147	-	1,147
H. Long-term related party debt	72	1,590	1,662	108	2,825	2,933
I. Other short-term debt	-	-	-	-	-	-
L. Other long-term debt	2	6	8	2	6	8
M. Total borrowings (E+F+G+H+I+L)	**2,147**	**1,796**	**3,943**	**1,523**	**3,131**	**4,654**
N. Net financial position as per Consob communication No. DEM/6064293/2006 (M-C-D)	**1,057**	**1,796**	**2,853**	**192**	**3,131**	**3,323**
O. Non-current financing receivables	**-**	**8**	**8**	**-**	**10**	**10**
P. Net borrowings (N-O)	**1,057**	**1,788**	**2,845**	**192**	**3,121**	**3,313**

Net borrowings include IRS liabilities. However, it does not include the fair value of derivatives indicated in Notes 7 and 14 'Other current assets' and 'Other non-current assets' and in Notes 19 and 24 'Other current liabilities' and 'Other non-current liabilities'. Current financing receivables for non-operating purposes of €123 million (€68 million at December 31, 2009) consisted mainly of amounts to be received by Saipem SpA from the CEPAV Due Consortium and financing receivables relating to time deposits at financial institutions.

Provisions

Provisions of €171 million (€200 million at December 31, 2009) were as follows:

(€ million)	Opening value	Increases	Deductions	Other changes	Closing value
December 31, 2009					
Provisions for taxes	66	17	(17)	-	66
Provisions for contractual penalties and disputes	38	2	(17)	6	29
Provisions for losses on investments	1	1	-	-	2
Other	80	63	(29)	(11)	103
Total	**185**	**83**	**(63)**	**(5)**	**200**
June 30, 2010					
Provisions for taxes	**66**	**6**	**(1)**	**(5)**	**66**
Provisions for contractual penalties and disputes	**29**	**-**	**(6)**	**1**	**24**
Provisions for losses on investments	**2**	**7**	**(1)**	**(1)**	**7**
Other	**103**	**8**	**(37)**	**-**	**74**
Total	**200**	**21**	**(45)**	**(5)**	**171**

The **provisions for taxes**, amounting to €66 million, related entirely to disputes with foreign tax authorities that are either ongoing or potential based on recent assessments which failed to finalise all pending fiscal years.

The **provisions for contractual penalties and disputes** amounted to €24 million and consisted of accruals by Saipem SpA and a number of foreign subsidiaries. This represents a best estimate of the amount that may be required to settle current disputes.

The **provisions for losses on investments** amounted to €7 million and related to losses of investments that are in excess of their carrying amounts. The provision related mainly to investments held by Saipem sa.

Other provisions stood at €74 million and principally consisted of an estimate of expected losses on long-term contracts in the Offshore and Onshore sectors.

With respect to the foregoing liabilities, Saipem does not reasonably expect any material additional losses beyond those amounts accrued above.

Employee benefits

Employee benefits at June 30, 2010 amounted to €187 million (€182 million at December 31, 2009).

Deferred tax liabilities

Deferred tax liabilities of €26 million (€64 million at December 31, 2009) are shown net of offsettable deferred tax assets of €171 million.

(€ million)	Dec. 31, 2009	Additions (Deductions)	Currency translation differences and other changes	June 30, 2010
Deferred tax liabilities	64	26	(64)	26
Total	**64**	**26**	**(64)**	**26**

Currency translation differences and other changes, which amounted to negative €64 million, related to an increase in negative offsetting of deferred tax assets against deferred tax liabilities at individual entity level (€42 million), exchange rate gains (€8 million) and the negative tax effects (€30 million) of fair value changes of derivatives designated as cash flow hedges reported in equity and other negative changes.

Deferred tax assets and liabilities consisted of the following:

(€ million)	Dec. 31, 2009	June 30, 2010
Deferred tax liabilities	(194)	(197)
Deferred tax assets available for offset	130	171
	(64)	(26)
Deferred tax assets not available for offset	113	159
Net deferred tax assets (liabilities)	49	133

Tax losses

Under Italian tax law, tax losses can be carried forward for up to five subsequent years, except for losses incurred in the first three years of activity of a company, which can be carried forward without time limit. Tax losses of foreign companies can be carried forward on average for more than five years, while a considerable part can be carried forward without limit. The tax rate applied by the Italian subsidiaries to determine the portion of carry-forward tax losses to be utilised was 27.5%. The rate for foreign entities averaged out at 27.4%.
Tax losses, amounting to €452 million, related entirely to foreign companies and can be used in the following periods:

(€ million)	Italian subsidiaries	Foreign subsidiaries
2010	-	-
2011	-	-
2012	-	-
2013	-	67
2014	-	-
After 2014	-	61
Without limit	-	324
Total	-	452

23 Other non-current liabilities

Other non-current liabilities of €25 million (€28 million at December 31, 2009) were as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Fair value of hedging derivatives	26	22
Other payables and other non-current liabilities	2	3
Total	28	25

The fair value of hedging derivatives related mainly to commodity contracts that parent company Saipem SpA entered into with the Eni Group, with maturities from 2011-2012.

Shareholders' equity

Minority interest

Minority interest at June 30, 2010 amounted to €104 million (€61 million at December 31, 2009).
Minority interest in profit and shareholders' equity related to the following consolidated subsidiaries:

(€ million)	Dec. 31, 2009	June 30, 2010
Ersai Caspian Contractor Llc	60	100
Petromar Lda	-	3
Saipem Contracting (Nigeria) Ltd	1	1
Total	**61**	**104**

Saipem shareholders' equity

Saipem shareholders' equity at June 30, 2010, amounting to €3,320 million can be analysed as follows:

(€ million)	Dec. 31, 2009	June 30, 2010
Share capital	441	441
Share premium reserve	55	55
Other reserves:		
- legal reserve	88	88
- reserve for buy-back of treasury shares	17	-
- cash flow hedge reserve	77	(308)
- cumulative currency translation differences	(90)	5
- other	7	7
Retained earnings	2,226	2,755
Net profit for the period	732	380
Treasury shares	(119)	(103)
Total	**3,434**	**3,320**

Saipem shareholders' equity at June 30, 2010 included distributable reserves of €3,083 million, some of which are subject to taxation upon distribution.
A deferred tax liability of €66 million at June 30, 2010 has been recorded in relation to the share of reserves the Group expects to distribute.

Share capital

At June 30, 2010, the share capital of Saipem SpA, fully paid-up, amounted to €441 million, corresponding to 441,410,900 shares with a nominal value of €1 each, of which 441,266,199 are ordinary shares and 144,701 are savings shares.
On April 26, 2009, Saipem Shareholders' Meeting approved a dividend distribution of €0.55 per ordinary share and €0.58 per savings share, with the exclusion of treasury shares.

Share premium reserve

The share premium reserve amounted to €55 million at June 30, 2010 and was unchanged from December 31, 2009.

Other reserves

At June 30, 2010, 'Other reserves' was equal to a negative amount of €208 million (positive amount of €99 million at December 31, 2009) and consisted of the following items.

Legal reserve
At June 30, 2010, the legal reserve stood at €88 million. This represents the portion of profits, accrued as per Article 2430 of the Italian Civil Code, that cannot be distributed as dividends. The reserve remained unchanged, having reached a fifth of share capital.

Cash flow hedge reserve
This reserve showed a negative balance of €308 million (positive of €77 million at December 31, 2009) and related to the fair value valuation of interest rate swaps, commodity hedges and the spot component of foreign currency hedging contracts at June 30, 2010.
The reserve is shown net of tax of €78 million (€20 million at December 31, 2009).

Cumulative currency translation differences
This reserve amounted a positive of €5 million (negative of €90 million at December 31, 2009) and related to exchange rate differences arising from the translation into euro of financial statements currencies other than the euro.

Reserve for treasury shares
The balance of this reserve has changed with respect to December 31, 2009, having been reduced to zero.

Other
This reserve amounted to €7 million and was unchanged from December 31, 2009. It related to the allocation of part of 2009 net profit, pursuant to Article 2426, 8-bis of the Italian Civil Code, as well as comprising the re-valuation reserve set up by Saipem SpA in previous years, amounting to €2 million.

Treasury shares

Saipem SpA holds 4,601,047 treasury shares (5,651,047 at December 31, 2009), amounting to €103 million (€119 million at December 31, 2009). These are ordinary shares of Saipem SpA with a nominal value of €1 each.
Treasury shares are for allocation to the 2002-2008 stock option schemes. Operations involving treasury shares during the year were as follows:

	Number of shares	Average cost (€)	Total cost (€ million)	Share capital (%)
Treasury shares repurchased				
2003 (from May 2)	2,125,000	6.058	13	0.48
2004	1,395,000	7.044	10	0.32
2005	3,284,589	10.700	35	0.74
2006	1,919,355	18.950	36	0.43
2007	848,700	25.950	22	0.19
2008	2,245,300	25.836	58	0.51
2009	-	-	-	-
2010	-	-	-	-
Total	**11,817,944**	**14.745**	**174**	**2.67**
Less treasury shares allocated:				
- without consideration, as stock grants	1,616,400			
- against payment, as stock options	5,600,497			
Treasury shares held at June 30, 2010	**4,601,047**	**22.473**	**103**	**1.04**

At June 30, 2010 outstanding stock options amounted to 3,719,014.
Further information on stock option schemes is provided in Note 35 'Payroll and related costs'.

Guarantees, commitments and risks

Guarantees

Guarantees of €7,331 million (€6,706 million at December 31, 2009) were as follows:

	Dec. 31, 2009			June 30, 2010		
(€ million)	Unsecured	Other guarantees	Total	Unsecured	Other guarantees	Total
Associates	22	55	77	22	55	77
Consolidated companies	492	3,391	3,883	488	3,267	3,755
Own	20	2,726	2,746	25	3,474	3,499
Total	**534**	**6,172**	**6,706**	**535**	**6,796**	**7,331**

Other guarantees issued for associated and consolidated companies of €3,322 million (€3,446 million at December 31, 2009) related to: (i) guarantees given to third parties relating to bid bonds and performance bonds of €3,317 million, including VAT recoverable from tax authorities of €3 million; (ii) letters of patronage issued to commissioning entities of €5 million.

Commitments

Saipem SpA, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associate companies where they fail to fulfil the contractual obligations themselves, as well as to paying for any damages incurred as a result of any failure to meet those obligations.

These commitments guarantee contracts whose overall value amounted to €25,337 million (€21,745 million at December 31, 2009), including work already performed and the backlog of orders at June 30, 2010 relating to Group companies.

Risk management

The main risks that the Company is facing and actively monitoring and managing are described in the 'Risk management' section of the Operating and Financial Review.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Below, financial assets and liabilities measured at fair value in the balance sheet are classified using the 'fair value hierarchy' based on the significance of the inputs used in the measurement process. The fair value hierarchy consists of the following three levels:

a) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b) Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
c) Level 3: inputs for assets or liabilities that are not based on observable market data.

Financial instruments measured at fair value at June 30, 2010 were classified as follows:

	June 30, 2010			
(€ million)	Level 1	Level 2	Level 3	Total
Held for trading financial assets (liabilities):				
- non-hedging derivatives	-	(6)	-	(6)
Available for sale financial assets:				
- other financial assets available for sale	22	-	-	22
Financial assets measured at fair value under the fair value option:				
- investments	2	-	-	2
Net hedging derivative assets (liabilities)	-	(337)	-	(337)
Total	**24**	**(343)**	-	**(319)**

During the six month period ended June 30, 2010, there were no movements between Levels 1 and 2.

Legal proceedings

Following the acquisition and merger by incorporation of Snamprogetti, Saipem is involved in civil and administrative proceedings and legal actions connected with the ordinary course of its business. Based on the information available to date, and taking into account the provisions made for contingencies, Saipem believes that the foregoing will not have significant adverse effects on its consolidated financial statements.
A brief summary of the most important ongoing proceedings is provided hereafter. Unless otherwise stated, no provision has been made in relation to these proceedings because Saipem deems an adverse outcome to be unlikely.

CEPAV (Consorzio Eni per l'Alta Velocità) Due
With regard to the arbitration proceedings brought by the CEPAV Due Consortium (in which Saipem holds a 52% stake) against 'Treno ad Alta Velocità' (High Speed Train, hereafter TAV) to recover damages for delays allegedly attributable to TAV, which began on December 28, 2000, the Arbitration Panel recognised the Consortium's right to damages with a partial award issued on January 4, 2007. TAV appealed against the partial award before the Rome Court of Appeal, pleading the previous termination of the relevant agreement. Decree Law No. 7 of January 31, 2007 - subsequently converted into law - did in fact revoke the concession awarded by Ferrovie dello Stato to TAV SpA for the construction of the Milan-Verona line, and this revocation would have also affected the agreement that CEPAV Due signed with TAV SpA on October 15, 1991, leading to its termination. The judgment on appeal is currently ongoing. The hearing of the conclusions has been scheduled for January 28, 2011.
The first proceeding was concluded on February 23, 2010 with the delivery of the arbitration award, which ordered TAV to pay to CEPAV Due Consortium an amount of €44,176,787 plus legal interest and compensation for inflation accrued from the date of the request for arbitration until the date of payment of damages. The court also ordered TAV to pay an additional €1,115,000 plus interest and compensation for inflation accrued from October 30, 2000 until the date of payment of damages.
In February 2007, after Decree Law No. 7 of January 31, 2007 entered into force, the CEPAV Due Consortium notified TAV of a second request for arbitration aimed at recovering damages for breaches of contract committed by TAV before the issue of the decree and for damages resulting from the revocation of the agreement. TAV has rejected any liability in this regard.
Subsequent to the commencement of this second arbitration proceeding, Article 12 of Decree Law No. 112 of June 25, 2008, converted into Law No. 133 of August 6, 2008, provided for the 'Annulment of the revocation of the TAV concessions' and for the continuation without interruption of the agreement signed by CEPAV Due with TAV SpA on October 15, 1991 with RFI (Rete Ferroviaria Italiana) SpA. The arbitration proceeding is continuing to determine the damages suffered by the Consortium. The Arbitration Panel scheduled a hearing for September 22, 2009 for the appointment of a of a court-appointed expert (Consulente Tecnico di Ufficio), but this hearing was postponed until November 23, 2009. At the November 23 hearing, the Arbitration Panel agreed to the request of both parties to suspend the decision with regard to the appointment of the court-appointed expert. The date for the next hearing has not yet been announced. Both parties have accepted the date of December 31, 2010 as the deadline for the issue of the award.

CEPAV (Consorzio Eni per l'Alta Velocità) Uno - TAV SpA

The CEPAV Uno Consortium (Eni Consortium for the High-Speed Railway Line), consisting of Saipem SpA having a 50.36% stake; Consorzio Cooperative Costruzioni - CCC, a 21.34% stake; Grandi Lavori - Fincosit and Impresa Pizzarotti & C. a 14.15% stake each, signed a contract with TAV SpA on October 15, 1991 and, subsequently, a supplemental contract on August 3, 2000 and an addendum on June 27, 2003, for the construction of the Milan-Bologna high-speed railway line. These agreements were also signed by Eni SpA, acting as guarantor, to ensure the Consortium's timely and complete fulfilment of all the obligations included in the contract, the subsequent supplemental contract and addendum as well as any ensuing addenda/modifications. The Consortium has asked for an extension to the completion dates for the works and additional fees (€1,770 million as at December 31, 2007).

An attempt to reach an amicable settlement ended unsuccessfully on March 14, 2006. For this reason, on April 27, 2006, notification of arbitration was sent to TAV. The evidence acquisition phase is currently underway. The parties to the proceedings are currently awaiting the findings of the court-appointed expert. On March 23, 2009, the Arbitration Panel, replying to a specific question submitted to it by one of the parties, issued a partial award which in substance allowed TAV to carry out checks on accounting records including with regard to subcontracts awarded by the Consortium and by contractors. The Consortium, assuming that this partial award was vitiated, notified TAV on April 8, 2010 that it would be challenging the award before the Rome Court of Appeal in order to have it annulled.

The deadline for the arbitration panel to file the arbitration award was originally set for June 29, 2010 and was subsequently extended, for the purpose of acquiring further evidence, to June 12, 2011 and then December 27, 2011.

TSKJ Consortium - Investigation by the US Securities and Exchange Commission

Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by Halliburton/KBR, Technip and JGC. Beginning in 1994, the TSKJ Consortium has been involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria.

Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA. Snamprogetti was merged into Saipem as of October 1, 2008. As part of the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for potential losses resulting from the investigations into the TSKJ matter, including in connection with its subsidiaries.

The US Securities and Exchange Commission (SEC), the US Department of Justice (DoJ) and other authorities, including the Milan Public Prosecutor's office, are investigating alleged improper payments made by the TSKJ Consortium to certain Nigerian public officials.

The proceedings in the United States: since June 2004, Saipem/Snamprogetti and Eni have been voluntarily providing information in response to requests by the SEC and the DoJ in connection with the investigations. In February 2009, KBR and its former parent company, Halliburton, announced that they had reached a settlement with the SEC and the DoJ with respect to the TSKJ matter, as well as other unspecified matters. KBR/Halliburton pleaded guilty to Foreign Corrupt Practices Act (FCPA) charges stemming from their involvement in the TSKJ matter and agreed to pay a criminal fine of $402 million to the DoJ and a civil penalty of US $177 million to the SEC. In view of the agreements entered into by KBR/Halliburton with the DoJ and the SEC, the TSKJ matter could result in legal liability on the part of individuals as well as the other members of the TSKJ Consortium found in violation of the FCPA, and those entities could be subject to substantial fines and the imposition of ongoing measures by the US government to prevent future violations, including potentially a monitor of internal controls, and debarment from government contracts.

In a press release issued on June 28, 2010, Technip also announced that they had reached a settlement with the US authorities. The settlement related to charges brought by the SEC that Technip engaged in books and records and internal controls violations. Under the settlement, Technip will pay the SEC US $98 million. Currently, Technip is not listed on the NYSE, but was for a number of years starting in 2001. Meanwhile, the DoJ investigation of Technip was resolved through a deferred prosecution agreement whereby the DoJ agreed to defer prosecution of Technip for two years and then to definitively drop criminal charges, provided that Technip abides by the terms of the agreement during this period. These include the payment by Technip of US $240 million to the DoJ and its retention of an independent corporate monitor for a two-year period to review the design and implementation of Technip's system of internal controls. KBR was also required to retain an independent monitor for a period of three years.

With regard to Saipem and Eni, contacts with the US authorities have intensified in recent months with a view to reaching a global resolution of all potential claims.

On July 7, 2010, Snamprogetti Netherlands BV, currently a subsidiary of Saipem and a former indirect subsidiary of Eni, entered into a deferred prosecution agreement with the DoJ. Pursuant to the agreement, the DoJ filed charges against Snamprogetti Netherlands BV for violation of certain provisions of the US Foreign Corrupt Practices Act. Snamprogetti Netherlands BV agreed

to the payment of a criminal penalty of US $240 million. If Snamprogetti Netherlands BV satisfies the terms of the agreement, the charges against it will be dismissed. Saipem and Eni have also agreed to guarantee the obligations of Snamprogetti Netherlands BV towards the DoJ.
Snamprogetti Netherlands BV and Eni have also entered into a consent order with the SEC, in which they consent to the filing of a complaint and the entry of a final judgment that alleges that Snamprogetti Netherlands BV and Eni violated certain sections of the Securities Exchange Act of 1934. Under the consent order, Eni and Snamprogetti Netherlands BV have jointly agreed to pay disgorgement to the SEC in the amount of US $125 million.
In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for losses resulting from the investigation. Therefore, neither penalty will impact Saipem consolidated income statement and balance sheet. Eni, Saipem and Snamprogetti Netherlands BV cooperated with the US authorities' investigations. In the agreements, the SEC and DoJ did not require the implementation of any independent compliance monitor.
Eni announced that it had made the payments established in the agreements reached with the DoJ and the SEC, on July 20 and July 28, 2010, respectively.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Milan Public Prosecutor's office against unknown persons. Starting in March 10, 2009, the company received requests to produce documents from the Milan Public Prosecutor's office. On July 17, 2009, the date on which a search and attachment warrant was served on Saipem/Snamprogetti, the Milan Public Prosecutor's office indicated to the company that it was investigating one or more people; previously, as far as the company knew, nobody was under formal investigation.
On July 31, 2009, a decree issued by the Judge for Preliminary Investigation at the Court of Milan was served on Saipem SpA (as legal entity incorporating Snamprogetti SpA). The decree set for September 22, 2009 a hearing in camera in relation to proceedings pursuant to Legislative Decree No. 231 of June 8, 2001, under which the Milan Public Prosecutor is investigating Saipem SpA and Eni SpA for liability of legal entities arising from offences involving international corruption alleged against two former managers of Snamprogetti SpA.
The Milan Public Prosecutor requested that Saipem SpA and Eni SpA be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corp and its subsidiaries. The above mentioned hearing allowed Eni and Saipem to conduct their own defence before any decision was made with regard to the requested disqualification.
The Milan Public Prosecutor's request for precautionary measures related to TSKJ Consortium practices between 1995 and 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organisational, management and control model adopted to prevent the commission of the alleged offences by persons subject to direction and supervision.
At the time of the events under investigation, the company had in place a code of practice and internal procedures based on current best practices. Subsequently, the code and internal procedures have been improved with a view to achieving the continuous improvement of internal compliance. Furthermore, on July 14, 2008, Saipem approved a new Code of Ethics and a new Model 231, which reaffirmed that the belief that one is acting in favour or to the advantage of Saipem can never, in any way, justify – not even in part – any behaviours that conflict with the principles and contents of the Code, while, in light of the investigations into the TSKJ matter, an analysis of existing internal anti-corruption procedures was also carried out, with a view to implementing any modifications that proved necessary. Saipem SpA and its subsidiaries are committed to continuous improvements to their internal compliance program and policies.
The proceedings in camera scheduled for September 22, 2009 were postponed to the hearing of October 21, 2009, following which on November 17, 2009, the judge for the preliminary investigation rejected the request for precautionary measures of disqualification filed by the Milan Public Prosecutor.
The Milan Public Prosecutor appealed against the decision of the Judge for Preliminary Investigation and the resulting hearing of the Court of Appeal, which exercised the function of judicial review court, was held on January 19, 2010. On February 9, 2010, the review court handed down its ruling, which dismissed as unfounded the appeal of the Public Prosecutor and upheld the decision of the Judge for Preliminary Investigation.
On February 19, 2010 the Public Prosecutor of Milan filed an appeal with the Third Instance Court, asking for the decision of the Review Court Judge to be annulled. The hearing before the Court of Cassation scheduled for May 20, 2010 was postponed due to a failure to notify one of the defence counsels.
Meanwhile, on February 11, 2010, the Milan Public Prosecutor requested that Eni provide, pursuant to Article 248 of the Penal Code, documentation and information related to companies in which Eni and Saipem (former Snamprogetti SpA) have participating interests involved in the Bonny Island project.

EniPower - Enquiries by the Judiciary

As part of the inquiries commenced by the Milan Public Prosecutor (criminal proceedings 2460/03 R.G.N.R. pending at the Milan Public Prosecutor's office) into contracts awarded by EniPower to various companies, Snamprogetti SpA (as engineering and procurement services contractor), together with other parties, were served a notice informing them that they were under investigation, pursuant to Article 25 of Legislative Decree No. 231/2001. Preliminary investigations ended in August 2007, with a favourable outcome for Snamprogetti, which was not included among the parties still under investigation for whom committals for trial have been requested.

Snamprogetti subsequently brought proceedings against the physical and legal persons implicated in transactions relating to the company and reached settlements with a number of parties that requested the application of settlement procedures. Following the conclusion of the preliminary hearing, criminal proceedings continued against former employees of the above companies as well as against employees and managers of a number of their suppliers, pursuant to Legislative Decree No. 231/2001. Eni SpA, EniPower SpA and Snamprogetti SpA (now Saipem SpA) presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding of April 27, 2009, the judge for the preliminary hearing requested that all parties that did not request the application of settlement procedures stand trial, excluding Romeo Franco Musazzi and ABB Instrumentation SpA as a result of the statute of limitations.

In the hearing of March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the defendants under the provisions of Legislative Decree No. 231/2001. The trial, following two postponements, is currently ongoing to enable the defendants of additional companies involved to be sued.

Revenues

The following is a summary of the main components of revenues. Additional information about changes in revenues is provided under the 'Financial and economic results' section of the 'Operating and Financial Review'.

Net sales from operations

Net sales from operations were as follows:

(€ million)	First half 2009	First half 2010
Net sales from operations	5,051	4,958
Change in contract work in progress	107	427
Total	**5,158**	**5,385**

Net sales by geographical area were as follows:

(€ million)	First half 2009	First half 2010
Italy	502	430
Rest of Europe	517	441
CIS	523	623
Rest of Asia	1,311	973
North Africa	766	1,223
West Africa	1,148	1,342
Americas	275	346
Australia, Oceania and rest of the world	116	7
Total	**5,158**	**5,385**

Information required by IAS 11, paragraphs 39, 40, 42 and 45 is provided by business sector in Note 43.
Revenues Eni Group amounted to €964 million (€616 million in the first half of 2009).

Other income and revenues

Other income and revenues were as follows:

(€ million)	First half 2009	First half 2010
Gains on disposal of assets	2	1
Compensation for damages	-	2
Other	8	2
Total	**10**	**5**

Operating expenses

The following is a summary of the main components of operating expenses. For more information about changes in operating expenses, see the 'Financial and economic results' section of the 'Operating and Financial Review'.

Purchases, services and other

Purchases, services and other miscellaneous operating expenses included the following:

(€ million)	First half 2009	First half 2010
Production costs - raw, ancillary and consumable materials and goods	827	1.141
Production costs - services	2,459	2,366
Operating leases and other	324	282
Net provisions	(11)	(35)
Other expenses	36	38
less:		
- capitalised direct costs associated with self-constructed assets	(32)	(23)
- changes in inventories of raw, ancillary and consumable materials and goods	3	(30)
Total	**3,606**	**3,739**

Production costs for services included agency fees of €13 million (€63 million in the first half of 2009).
Provisions are detailed in Note 21 'Provisions'.
Purchases, services and other expenses towards Eni Group companies amounted to €42 million (€36 million during the first half of 2009).

Payroll and related costs

Payroll and related costs were as follows:

(€ million)	First half 2009	First half 2010
Payroll	770	795
less:		
- capitalised direct costs associated with self-constructed assets	(7)	(9)
Total	**763**	**786**

Stock-based compensation

Until 2008, Saipem maintained stock option grant programs with the aim of improving the motivation and loyalty of its senior managers.
No new stock-based compensation schemes for Saipem senior managers were started in 2010.

STOCK OPTIONS

The following table shows changes in the stock option plans:

	2009			2010		
(€ thousand)	Number of shares	Average strike price	Market price [a]	Number of shares	Average strike price	Market price [a]
Options as of January 1	**6,144,650**	**19.17**	**72,630**	**4,769,014**	**21.045**	**114,933**
New options granted	-	-	-	-	-	-
(Options exercised during the period)	(686,753)	9.794	11,826	(1,050,000)	14.619	26,021
(Options cancelled during the period) [b]	(688,883)	-	11,668	-	-	-
Options outstanding as of June 30	**4,769,014**	**21.045**	**114,933**	**3,719,014**	**22.859**	**93,831**
Of which exercisable as of June 30	**1,721,739**	**14.393**	**41,494**	**671,739**	**13.914**	**16,948**

(a) The market price relating to new options granted, options exercised in the period and options cancelled in the period corresponds to the average market value. The market price of shares underlying options outstanding at the beginning and end of the year is the price recorded at January 1 and June 30.
(b) Options cancelled relate to the termination of employment.

At June 30, 2010, No. 3,719,014 options had been assigned for the purchase of 3,719,014 ordinary shares of Saipem SpA with a nominal value of €1 each. The options related to the following plans:

	Number of shares	Strike price (€)	Average remaining life (years)	Fair value (€) for assignees resident in Italy	Fair value (€) for assignees resident in France
2002 plan	18,914	6.187	-	Not available	Not available
2003 plan	42,000	6.821	-	1.1928	1.1806
2004 plan	61,500	7.594	1	2.0935	2.0085
2005 plan	203,500	11.881	2	3.1029	2.9795
2006 plan	822,325	17.519	3	5.7208	6.1427
2007 plan	1,245,275	26.521	3	8.8966	9.5320
2008 plan	1,325,500	25.872	4	8.2186	8.7734
2009 plan	-	-	-	-	-
2010 plan	-	-	-	-	-
Total	**3,719,014**	-	-	-	-

Average number of employees

The average number of employees, by category, for all consolidated companies was as follows:

(number)	First half 2009	First half 2010
Senior managers	432	421
Junior managers	3,996	4,144
White collars	15,710	16,539
Blue collars	16,094	16,546
Seamen	259	284
Total	**36,491**	**37,934**

The average number of employees was calculated as the arithmetic mean of the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign countries whose position was comparable to senior manager status.

Depreciation, amortisation and impairment

Depreciation, amortisation and impairment are detailed below:

(€ million)	First half 2009	First half 2010
Depreciation and amortisation:		
- tangible assets	216	232
- intangible assets	4	5
Impairment	-	-
less:		
- capitalised direct costs associated with self-constructed assets	-	-
Total	**220**	**237**

No write-downs of tangible or intangible assets were carried out during the first half of 2010.

Other operating income and expenses

'Other operating income and expenses' related to the recognition in the income statement of the effects of fair value measurement of those derivatives on commodities which cannot be qualified as hedging instruments under IFRS.

In the first half of 2010 they amounted to expenses of €1 million.

Finance income (expense)

Finance income (expense) was as follows:

(€ million)	First half 2009	First half 2010
Exchange gains (losses)	**(88)**	**(67)**
Exchange gains	548	629
Exchange losses	(636)	(696)
Finance income (expense) related to net borrowings	**(15)**	**(23)**
Interest and other income from Group financial companies	9	-
Interest from banks and other financial institutions	23	4
Interest and other expense due to Group financial companies	(47)	(20)
Interest and other expense due to banks and other financial institutions	-	(7)
Other finance income (expense)	**2**	**1**
Other finance income	2	1
Other finance expense	-	-
Total	**(101)**	**(89)**

Gains (losses) on derivatives consisted of the following:

(€ million)	First half 2009	First half 2010
Exchange rate derivatives	46	31
Interest rate derivatives	-	(5)
	46	**26**

The net gain on derivatives of €26 million (net loss of €46 million in the first half of 2009) was primarily due to the recognition in the income statement of the change in fair value of derivatives that do not qualify as hedging instruments under IFRS and changes in the value of the forward component of derivatives that qualify for hedge accounting.

Income (expense) from investments

The share of profit (loss) of investments accounted for using the equity method and other gains (losses) from investments consisted of the following:

(€ million)	First half 2009	First half 2010
Share of profit (loss) of investments accounted for using the equity method	9	10
Other income (expense)	-	(6)
Dividends	1	-
Total	**10**	**4**

The share of profit and loss of investments accounted for using the equity method is analysed in Note 10 'Investments accounted for using the equity method'.

Income taxes

Income taxes consisted of the following:

(€ million)	First half 2009	First half 2010
Current taxes:		
- Italian subsidiaries	49	74
- foreign subsidiaries	70	70
Net deferred taxes:		
- Italian subsidiaries	24	-
- foreign subsidiaries	2	14
Total	**145**	**158**

The effective tax rate during the period was 28% (27% in 2009).

(€ million)	First half 2009	First half 2010
Tax expense in income statement	**145**	**158**
Income tax relating to other items of comprehensive income	(18)	98
Tax expense relating to total comprehensive income	**127**	**256**

Minority interest

Minority interest amounted to €30 million.

Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Saipem's shareholders by the weighted average of ordinary shares issued and outstanding during the period, excluding treasury shares.

The average number of ordinary shares outstanding used for the calculation of the basic earnings per share outstanding for 2010 and 2009 was 436,894,212 and 434,955,466, respectively.

Diluted earnings per share are calculated by dividing net profit for the period attributable to Saipem's shareholders by the weighted average of fully-diluted shares issued and outstanding during the period, with the exception of treasury shares and including the number of shares that could potentially be issued. At June 30, 2010, shares that could potentially be issued only regarded shares granted under stock option plans. The average number of shares outstanding used for the calculation of diluted earnings for 2009 and 2010 was 441,189,893 and 440,757,927, respectively. Reconciliation of the average number of shares used for the calculation of basic and diluted earnings per share is as follows:

		June 30, 2009	June 30, 2010
Average number of shares used for the calculation of the basic earnings per share		**434,955,466**	**436,894,212**
Number of potential shares following stock grant plans		-	-
Number of potential shares following stock option plans		6,088,979	3,719,014
Number of savings shares convertible into ordinary shares		145,448	144,701
Average number of shares used for the calculation of the diluted earnings per share		**441,189,893**	**440,757,927**
Saipem's net profit	(€ million)	374	380
Basic earnings per share	(€ per share)	0.86	0.87
Diluted earnings per share	(€ per share)	0.85	0.86

Information by industry segment

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Unallocated	Totale
First half 2009						
Net sales from operations [(a)]	2,978	2,861	411	314	-	6,564
less: intersegment sales	781	455	125	45	-	1,406
Net sales to customers	2,197	2,406	286	269	-	5,158
Operating profit	313	138	100	31	-	582
Depreciation, amortisation and impairment	98	26	46	50	-	220
Net income from investments	7	3	-	-	-	10
Property, plant and equipment	2,468	157	2,515	676	-	5,816
Capital expenditure	367	13	403	97	-	880
Investments	35	16	-	-	-	51
Current assets	2,217	3,281	197	134	1,446	7,275
Current liabilities	2,495	3,600	211	147	3,057	9,510
Provisions	37	73	4	1	53	168
First half 2010						
Net sales from operationsa [(a)]	2,703	2,970	453	407	-	6,533
less: intersegment sales	544	415	107	82	-	1,148
Net sales to customers	2,159	2,555	346	325	-	5,385
Operating profit	298	176	118	35	-	627
Depreciation, amortisation and impairment	100	18	64	55	-	237
Net income from investments	4	-	-	-	-	4
Property, plant and equipment	3,004	133	3,087	837	-	7,061
Capital expenditure	346	6	313	117	-	782
Investments	46	83	-	-	-	129
Current assets	2,578	2,836	290	390	1,497	7,591
Current liabilities	2,855	3,436	328	377	1,786	8,782
Provisions	25	71	2	1	72	171

(a) Before elimination of intersegment sales.

Intersegment sales were conducted on an arm's length basis.

The following table contains information required by IAS 11 paragraphs 39, 40, 42 and 45.

(€ million)	Offshore	Onshore	Offshore Drilling	Onshore Drilling	Total
Net sales from operations	2,159	2,555	346	325	5,385
Change in contract work in progress	(142)	(250)	-	(35)	(427)
Change in deferred income	(199)	(2)	1	1	(199)
Progress billings	**1,818**	**2,303**	**347**	**291**	**4,759**
Operating expense	(1,885)	(2,381)	(228)	(290)	(4,784)
Change in provision for future losses	24	2	-	-	26
Costs incurred	**(1,861)**	**(2,379)**	**(228)**	**(290)**	**(4,758)**
Advances	280	1,297	1	-	1,578
Contract work in progress (a)	(360)	(835)	-	(37)	(1,232)
Deferred income (b)	464	862	7	1	1,334
Provision for expected losses (c)	19	53	1	1	74
Total (a+b+c)	**123**	**80**	**8**	**(35)**	**176**

Information by geographical area

Since Saipem's business involves the deployment of a fleet on a number of different projects over a single year, it is difficult to allocate assets to a specific geographic area. As a result, certain assets have been deemed not directly attributable.

The unallocated part of tangible and intangible assets and capital expenditure related to vessels and their related equipment and goodwill.

The unallocated part of current assets pertained to inventories related to vessels.

A breakdown of revenues by geographical area is provided in Note 32.

(€ million)	Italy	Rest of Europe	CIS	Rest of Asia	North Africa	West Africa	Americas	Unallocated	Total
First half 2009									
Capital expenditure	50	9	25	47	1	30	23	695	880
Tangible and intangible assets	102	14	265	192	17	149	972	4,862	6,573
Identifiable assets (current)	512	1,548	810	1,009	1,249	1,235	364	548	7,275
First half 2010									
Capital expenditure	56	2	102	52	3	12	23	532	782
Tangible and intangible assets	120	10	424	295	45	502	904	5,515	7,815
Identifiable assets (current)	725	1,070	662	1,146	1,492	1,461	525	510	7,591

Current assets were allocated by geographical area using the following criteria: (i) cash and cash equivalents and financing receivables were allocated on the basis of the country in which individual company bank accounts were held; (ii) inventory was allocated on the basis of the country in which onshore storage facilities were situated (i.e. excluding inventory in storage facilities situated on vessels); (iii) trade receivables and other assets were allocated to the geographical area to which the related project belonged.

Non current assets were allocated on the basis of the country in which the asset operates, except for offshore drilling and construction vessels, which were included under 'Unallocated'.

Transactions with related parties

Saipem SpA is a subsidiary of Eni SpA. Transactions with related parties entertained by Saipem SpA and/or companies within the scope of consolidation concern mainly the supply of services, the exchange of goods, and the provision and utilisation of financial resources, including entering into derivative contracts, with other Eni SpA subsidiaries or associated companies. These transactions are an integral part of the ordinary day-to-day business and are carried out on an arm's length basis, i.e. at conditions which would be applied between independent parties. All transactions were carried out for the mutual benefit of the companies involved.

The tables below shows the value of transactions of a trade, financial or other nature entered into with related parties. The analysis by company is based on the principle of relevance in relation to the total amount of transactions. Transactions not itemised because they are immaterial are aggregated under the following captions:

- Eni subsidiaries;
- Eni associates;
- other related parties.

Trade and other transactions

Trade transactions as of and for the six-month period ended June 30, 2009 consisted of the following:

(€ million)

	June 30, 2009			First half 2009			
				Costs		Revenues	
Company	Receivables (*)	Payables (*)	Guarantees	Goods	Services	Goods and services	Other
Associated and jointly controlled companies							
CEPAV (Consorzio Eni per l'Alta velocità) Due	53	-	64	-	-	-	-
LNG - Serviços e Gestão de Projectos Lda	-	-	24	-	-	-	-
Kwanda Suporto Logistico Lda	1	-	-	-	-	1	-
Saipem Taqa Al Rushaid Fabricators Co Ltd	2	-	-	-	-	2	-
Total	**56**	**-**	**88**	**-**	**-**	**3**	**-**
Eni subsidiaries							
Eni SpA	13	6	5,057	3	11	1	-
Eni SpA Divisione Exploration & Production	156	1	-	-	-	171	-
Eni SpA Divisione Gas & Power	2	3	-	-	-	-	-
Eni SpA Divisione Refining & Marketing	78	3	-	1	2	13	-
Agip Energy & Natural Resources (Nigeria) Ltd	11	-	-	-	-	11	-
Agip Karachaganak BV	1	-	-	-	-	2	-
Eni Algeria Production BV	2	-	-	-	-	2	-
Eni Angola SpA	18	-	-	-	-	28	-
Eni Australia BV	79	42	-	-	-	130	-
Eni Congo SA	54	2	-	-	-	40	-
Eni Corporate University SpA	-	4	-	-	2	-	-
Eni Coordination Center SA	4	-	-	-	-	-	-
Eni Hewett Ltd	2	-	-	-	-	4	-
Eni Iran BV	3	-	-	-	-	-	-
Eni Mediterranea Idrocarburi SpA	23	-	-	-	-	21	-
EniPower SpA	2	1	-	-	1	1	-
EniServizi SpA	3	30	-	-	16	1	-
Eni Tunisia BV	37	-	-	-	-	56	-
Eni Trading & Shipping	-	4	-	-	-	-	-
First Calgary Petroleum Ltd	-	110	-	-	-	35	-
GreenStream BV	3	-	-	-	-	2	-
Ieoc Production BV	1	-	-	-	-	1	-
Naoc - Nigerian Agip Oil Co Ltd	79	21	-	-	-	18	-
Nigerian Agip Exploration Ltd	1	-	-	-	-	-	-
Polimeri Europa SpA	14	-	-	-	-	11	-
Raffineria di Gela SpA	27	-	-	-	-	14	-
Serfactoring SpA	-	24	-	-	-	-	-
Snam Rete Gas SpA	36	-	-	-	-	23	-
Società EniPower Ferrara Srl	7	-	-	-	-	4	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	10	-	-	-	-	-	-
Sofid SpA	1	3	-	-	-	-	-
Stoccaggi Gas Italia SpA	14	1	-	-	-	14	-
Syndial SpA	44	-	-	-	-	13	-
Total Eni subsidiaries	**725**	**255**	**5,057**	**4**	**32**	**616**	**-**
Eni associates	142	9	-	-	-	196	-
Total Eni companies	**867**	**264**	**5,057**	**4**	**32**	**812**	**-**
Total transactions with related parties	**923**	**264**	**5,145**	**4**	**32**	**815**	**-**
Overall total	**4,135**	**6,274**	**6,906**	**827**	**2,459**	**5,158**	**10**
Incidence (%)	**22.32**	**4.21**	**74.50**	**0.49**	**1.31**	**15.45**	**-**

(*) 'Receivables' and 'Payables' consist of the items 'Trade and other receivables' and 'Trade and other payables'.

Trade transactions as of and for the six-month period ended June 30, 2010 consisted of the following:

(€ million)

	June 30, 2010			First half 2010			
				Costs		Revenues	
Company	Receivables (*)	Payables (*)	Guarantees	Goods	Services	Goods and services	Other
Associated and jointly controlled companies							
CEPAV (Consorzio Eni per l'Alta velocità) Due	53	-	76	-	-	2	-
Kwanda Suporto Logistico Lda	1	-	-	-	-	1	-
Saipem Taqa Al Rushaid Fabricators Co Ltd	5	1	-	-	1	4	-
Saipem Triune Engineering Private Ltd	-	-	1	-	-	-	-
Total	**59**	**1**	**77**	**-**	**1**	**7**	**-**
Eni subsidiaries							
Eni SpA	48	5	-	2	3	1	-
Eni SpA Divisione Exploration & Production	108	2	-	-	1	121	-
Eni SpA Divisione Gas & Power	2	5	-	-	5	1	-
Eni SpA Divisione Refining & Marketing	37	3	-	1	3	31	-
Agip Energy & Natural Resources (Nigeria) Ltd	11	-	-	-	-	13	-
Agip Karachaganak BV	2	-	-	-	-	2	-
Agip Kazakhstan North Caspian Operating Co NV	120	23	-	-	-	147	-
Agip Oil Ecuador BV	2	-	-	-	-	4	-
Burren Energy Services Ltd	1	-	-	-	-	2	-
Eni Adfin SpA	2	2	-	-	2	-	-
Eni Algeria Production BV	2	-	-	-	-	1	-
Eni Angola SpA	29	-	-	-	-	60	-
Eni Australia BV	-	-	-	-	-	75	-
Eni Canada Holding	46	91	-	-	-	133	-
Eni Congo SA	74	-	-	-	-	88	-
Eni Coordination Center SA	69	-	-	-	-	-	-
Eni Corporate University SpA	-	2	-	-	1	-	-
Eni Denmark BV	1	-	-	-	-	1	-
Eni Hewett Ltd	1	-	-	-	-	5	-
Eni Indonesia	-	-	-	-	-	20	-
Eni Iran BV	3	-	-	-	-	-	-
Eni Mediterranea Idrocarburi SpA	8	-	-	-	-	9	-
Eni Muara Bakau BV	14	-	-	-	-	21	-
EniPower SpA	4	-	-	-	-	5	-
EniServizi SpA	2	23	-	-	17	-	-
Eni Trading & Shipping SpA	-	-	-	6	-	-	-
Eni Tunisia BV	27	-	-	-	-	24	-
GreenStream BV	-	-	-	-	-	1	-
Ieoc Production BV	11	3	-	-	-	10	-
Naoc - Nigerian Agip Oil Co Ltd	73	44	-	-	-	45	-
Nigerian Agip Exploration Ltd	1	-	-	-	-	-	-
Polimeri Europa SpA	16	1	-	-	1	12	-
Polimeri Europa France	-	-	-	-	-	1	-
Raffineria di Gela SpA	15	-	-	-	-	14	-
Serfactoring SpA	-	17	-	-	-	-	-
Snam Rete Gas SpA	42	-	-	-	-	77	-
Società Adriatica idrocarburi	3	-	-	-	-	5	-
Società EniPower Ferrara Srl	1	-	-	-	-	1	-
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	3	-	-	-	-	-	-
Società Ionica Gas	3	-	-	-	-	4	-
Stoccaggi Gas Italia SpA	17	-	-	-	-	13	-
Syndial SpA	43	-	-	-	-	17	-
Total Eni subsidiaries	**841**	**221**	**-**	**9**	**33**	**964**	**-**
Eni associates	16	1	-	-	-	17	-
Total Eni companies	**857**	**222**	**-**	**9**	**33**	**981**	**-**
Total transactions with related parties	**916**	**223**	**77**	**9**	**34**	**988**	**-**
Overall total	**4,124**	**6,352**	**7,331**	**1,141**	**2,366**	**5,385**	**5**
Incidence (%)	**22.21**	**3.51**	**1.05**	**0.79**	**1.44**	**18.35**	**-**

(*) 'Receivables' and 'Payables' consist of the items 'Trade and other receivables' and 'Trade and other payables'.

The totals shown in the tables refer to the items 'trade receivables', 'trade payables', 'production costs - raw, ancillary and consumable materials and goods' and 'production costs - services' described in Notes 3, 16 and 34.
The Saipem Group provides services to Eni Group companies in all sectors in which it operates, both in Italy and abroad. Revenues from Eni associates amounted to €17 million, of which €11 million from Mellitah Oil & Gas BV. Receivables from Eni associates amounted to €16 million, of which €12 million from Mellitah Oil & Gas BV.

	June 30, 2009			June 30, 2010		
(€ million)	Other receivables	Other payables	Contract work in progress	Other receivables	Other payables	Contract work in progress
Eni SpA (former Enifin SpA)	314	185	53	268	555	-
Eni SpA Exploration & Production Division	-	-	-	-	-	232
Banque Eni SA	4	1	-	-	-	-
Eni Trading & Shipping SpA	-	34	-	-	36	-
Syndial SpA	-	-	2	-	-	-
Total transactions with related parties	**318**	**220**	**55**	**268**	**591**	**232**
Overall total	**392**	**231**	**1,026**	**413**	**669**	**1,232**
Incidence (%)	**81.12**	**95.24**	**5.36**	**64.89**	**88.34**	**18.83**

Transactions of a financial nature

Transactions of a financial nature as of and for the six-month period ended June 30, 2009 consisted of the following:

(€ million)	June 30, 2009			First half 2009		
Company	Receivables	Payables	Commitments	Expenses	Income	Derivatives
Eni SpA	-	912	9,327	(23)	7	43
Banque Eni SA	-	-	106	-	-	4
Eni Coordination Center SA	-	2,377	-	(24)	2	-
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Trading & Shipping SpA	-	-	62	-	-	3
Total transactions with related parties	**-**	**3,332**	**9,495**	**(47)**	**9**	**50**

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.

Financial transactions as of and for the six-month period ended June 30, 2010 consisted of the following:

(€ million)

	June 30, 2010			First half 2010		
Company	Receivables	Payables [1]	Commitments	Expenses	Income	Derivatives
Eni SpA	-	1,077	10,986	(20)	-	16
Banque Eni SA	-	-	104	-	-	1
CEPAV (Consorzio Eni per l'Alta Velocità) Due	-	43	-	-	-	-
Eni Coordination Center SA	-	2,913	-	-	-	-
Eni Trading & Shipping SpA	-	-	-	-	-	(1)
Serfactoring SpA	-	47	-	-	-	-
Total transactions with related parties	**-**	**4,080**	**11,090**	**(20)**	**-**	**16**

(1) Shown on the balance sheet under 'Short-term debt' (€1,147 million) and - inclusive of the current portion - under 'Long-term debt' (€2,933 million).

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
As the result of a special agreement between Saipem and the Eni Corporate Finance Unit (formerly Enifin SpA), Eni SpA supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.
The incidence of financial transactions and positions with related parties was as follows:

	June 30, 2009			June 30, 2010		
(€ million)	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Short-term debt	2,649	2,556	96.49	1,212	1,147	94.64
Long-term debt (including current portion)	1,262	776	61.49	3,442	2,933	85.21

	First half 2009			First half 2010		
(€ million)	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Finance income	582	9	1.55	634	-	-
Finance expense	(683)	(47)	6.89	(723)	(20)	2.77
Derivatives	46	47	102.18	26	17	65.38
Other operating income (expenses)	3	3	100.00	(1)	(1)	100.00

The main cash flows with related parties were as follows:

(€ million)	June 30, 2009	June 30, 2010
Revenues and other income	815	988
Costs and other expenses	(36)	(43)
Finance income (expenses) and derivatives	12	(4)
Net change in trade receivables and payables	361	210
Net cash provided by operating activities	**1,152**	**1,151**
Change in financial (payables) receivables	322	672
Net cash used in financing activities	**322**	**672**
Total cash flows with related parties	**1,474**	**1,823**

Financial transactions also include transactions with Eni Trading & Shipping SpA which are included in the income statement under the item 'Other operating income (expense)'.
The incidence of cash flows with related parties was as follows:

	June 30, 2009			June 30, 2010		
(€ million)	Total	Related parties	Incidence %	Total	Related parties	Incidence %
Net cash provided by operating activities	332	1,152	346.98	585	1,151	196.75
Cash used in investing activities	(687)	-	-	(819)	-	-
Cash used in financing activities	(53)	322	(607.55)	346	672	194.22

Information on jointly controlled entities
Information relating to jointly controlled entities at June 30, 2010, consolidated using the proportionate method, are as follows:

(€ million)	June 30, 2009	June 30, 2010
Capital employed, net	(122)	(174)
Total assets	477	439
Total current assets	451	418
Total non-current assets	26	21
Total liabilities	428	434
Total current liabilities	408	419
Total non-current liabilities	20	15
Total revenues	450	460
Total operating expenses	438	461
Operating profit	12	(1)
Net profit (loss) for the period	10	(6)

Significant non-recurring events and operations
No significant non-recurring events or operations took place in the first halves of 2009 or 2010.

Positions or transactions deriving from atypical or unusual transactions
No significant atypical and/or unusual transactions were performed in the first halves of 2009 or 2010.

Events subsequent to period end
Information on subsequent events is provided in the section 'Subsequent events' of the 'Operating and Financial Review'.

Certification of the Condensed Consolidated Interim Financial Statements pursuant to Article 81-*ter* of Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments

1. The undersigned Pietro Franco Tali and Giulio Bozzini in their quality as Deputy Chairman and CEO and manager responsible for the preparation of financial reports of Saipem SpA, respectively, pursuant to Article 154-*bis*, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that the internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2010 and during the period covered by the report, were:
- adequate to the company structure, and
- effectively applied during the process of preparation of the report.

2. Internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2010 have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Saipem in accordance with the Internal Control - Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3. The undersigned officers also certify that:
   3.1 the condensed consolidated interim financial statements as of June 30, 2010:
      a) were prepared in accordance with the evaluation and measurement criteria issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
      b) correspond to the company's evidence and accounting books and entries;
      c) fairly represent the financial, results of operations and cash flows of the parent company and the Group consolidated companies as of and for the period presented in this report.
   3.2 The Operating and Financial Review provides information regarding material events occurred during the first half of 2010 and their impact on condensed financial statements, as well as a description of the main risks and uncertainties for the second half of the year and related-party transactions.

July 27, 2010

Pietro Franco Tali	Giulio Bozzini
Deputy Chairman and CEO	Chief Financial Officer

Independent Auditor's Review Report


ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the condensed consolidated interim financial statements
(Translation from the original Italian text)

To the Shareholders of
Saipem S.p.A.

1. We have reviewed the condensed consolidated interim financial statements of Saipem S.p.A. and its subsidiaries (the "Saipem Group") as of June 30, 2010, comprising the balance sheet, the income statement, the statement of comprehensive income, the statements of changes in shareholders' equity and cash flows and the related explanatory notes. Saipem S.p.A.'s Directors are responsible for the preparation of the condensed consolidated interim financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution No. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the condensed consolidated interim financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

   With respect to the consolidated financial statements of the prior year and the condensed consolidated interim financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to the reports of the other auditors issued on April 1, 2010 and on August 5, 2009, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Saipem Group as of June 30, 2010 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, August 5, 2010

Reconta Ernst & Young S.p.A.
Signed by: Pietro Carena, Partner

This report has been translated into the English language solely for the convenience of international readers

Headquarters: San Donato Milanese (Milan) - Italy
Via Martiri di Cefalonia, 67
Branches:
Cortemaggiore (Piacenza) - Italy
Via Enrico Mattei, 20



eni

saipem

saipem Società per Azioni
Capital Stock €441,410,900 fully paid
Tax identification number and Milan Companies'
Register No. 00825790157

Information for Shareholders
Saipem SpA, Via Martiri di Cefalonia, 67 - 20097
San Donato Milanese (Milan) - Italy

Relation with institutional investors
and financial analysts
Fax +39-0252054295
e-mail: investor.relations@saipem.eni.it

Publications
Bilancio al 31 dicembre (in Italian)
Annual Report (in English)

Interim Consolidated Report as of June 30
(in Italian and English)

Sustainability Report (in English)

Also available on Saipem's website:
www.saipem.eni.it

Website: www.saipem.eni.it
Operator: +39-025201

Design: Opera
Cover: Inarea
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Impronta Grafica - Cantù (Como) - Italy

82.4776

www.saipem.eni.it